UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 5, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the Fourth Quarter 2012 Report of UBS AG, which appears immediately following this page.

Fourth Quarter 2012 Report

Our financial results for

the fourth quarter of 2012.

Fourth Quarter 2012 Report

Dear shareholders,

2012 was another challenging year for the banking industry as the weak and volatile macroeconomic environment and geopolitical risks impacted client confidence and regulatory pressure continued. Our employees rose to meet these challenges and maintained their focus on and commitment to our clients, whose best interests we continue to place at the center of everything we do. During the fourth quarter, we made substantial progress towards achieving our strategic objectives, including building our capital ratios and reducing risk-weighted assets. We made solid progress in many areas of the business and continued to address the challenges of the past. We also continued to demonstrate what can be achieved through hard work, innovative thinking and the execution of a forward-looking strategy that will allow us to unlock the full potential of our franchise.

In 2012, we made progress in addressing past challenges. Following thorough internal and external investigations into the LIBOR matter, we reached settlements with a number of regulators totaling approximately CHF 1.4 billion. We deeply regret that certain individuals within UBS were involved with the manipulation of LIBOR rates. Their actions were wholly unacceptable and underline why no amount of profit is worth more than the reputation of the bank. We have taken further action and strengthened our control processes and procedures to ensure our high standards are maintained.

We firmly believe that capital strength is the foundation of our success. It allows us the flexibility to execute our strategy and it reinforces client confidence while allowing us to address the challenges of the past. As a sign of that strength and of our continued confidence in the firm’s future, we are recommending a 50% increase in our dividend for shareholders for the year to CHF 0.15 per share.

As a Swiss bank, UBS is subject to the most stringent regulatory requirements in the world. In 2012, we exceeded the capital targets we set ourselves for the year and enhanced our position as one of the world’s best capitalized banks. On a fully applied basis, our Basel III common equity tier 1 capital ratio1 rose by over 3 percentage points to 9.8%, meaning we have almost reached our regulator’s 2019 minimum 10% requirement. Our Basel III phase-in common equity tier 1 capital ratio1 increased by 4.6 percentage points to finish the year at 15.3%. We achieved these increases primarily through reductions in risk-weighted assets, with total reductions of over CHF 120 billion for the year. We also made good progress in relation to our balance sheet, which was reduced by CHF 158 billion over the year. Our Basel III funding and liquidity ratios remain above our regulator’s 100% requirements and place us ahead of our peers. On costs, we experienced higher than expected legal costs and adverse foreign exchange movements, but our underlying progress on cost reduction is on track.

This strong financial position has enabled us to adapt successfully to the new operating environment and in 2012 our clients also recognized these achievements. Throughout the year we have focused on bringing our best ideas and advice and our global execution capabilities to our clients across the Group and they have rewarded us for it. We saw approximately CHF 47 billion of net new money inflows into our wealth management businesses. We also attracted CHF 14 billion of deposits in Switzerland, including the highest net new client assets for retail clients in Switzerland for over 10 years. Net new business volumes in Retail & Corporate were also very strong at almost 5% as we regained market share, especially in the Corporate and Institutional space.

In October, we announced our intention to accelerate the implementation of our strategy. The bank remains centered on wealth management and our universal banking activities in Switzerland, complemented by our Global Asset Management business and our Investment Bank. However, we have increased our pace of execution in two key areas: we are more rapidly and substantially reducing risk, complexity and the balance sheet in relation to Investment Bank activities, and we are taking decisive action to drive CHF 3.4 billion of incremental cost efficiencies across the Group.

As of the beginning of 2013, our Investment Bank has been fully adapted to Basel III, operating with risk-weighted assets of CHF 64 billion, below the CHF 70 billion target we set for the business for 2013. The business is now focused on its traditional strengths in advisory, research, equities, foreign exchange and precious metals and on delivering best-in-class expertise, solutions-led advisory, thought leadership and global execution capabilities to our

1 The pro-forma Basel III information is not required to be presented because Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they are effective as of 1 January 2013 and significantly impact our RWA and eligible capital. The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

1

Fourth Quarter 2012 Report

clients even more efficiently and effectively. In order to create this new model, we are exiting business lines which are capital and balance sheet intensive and areas with high complexity and tail risks. The changes we have instituted have been well received by clients, shareholders and bondholders. Our wealth management clients continue to recognize the value of the services and execution capabilities provided by our Investment Bank and many of our corporate and institutional clients have signaled their approval and rewarded us for our long-term commitment to them.

Overall, these changes are making UBS even more stable and capable of delivering improved performance. They allow us to place even greater emphasis on the needs of our clients and make us better able to reward our shareholders with attractive and sustainable returns. For the Group, we are targeting a return on equity of at least 15% by 2015. Capital returns are a cornerstone of our strategy and we are committed to a total payout ratio of over 50% once we achieve our capital targets.

Looking at the fourth quarter, client activity levels were mixed, with the looming US fiscal cliff in particular leading to muted activity levels. In line with the announcement we made in December, we report a net loss attributable to UBS shareholders of CHF 1,890 million for the fourth quarter, and a pre-tax loss of CHF 1,823 million. This reflects provisions for litigation, regulatory and similar matters, including the settlements we reached in relation to LIBOR.

Our Wealth Management business recorded a pre-tax profit of CHF 398 million. Revenues were affected by lower interest income due to continued deposit margin pressure with rates near all-time lows. After higher client activity levels in the third quarter, transaction-based revenues fell as many clients adopted a cautious approach. The business recorded an increase in its expenses and invested asset base. Together, all these factors impacted its performance against targets. Nevertheless, Wealth Management continued to attract net new money with inflows totaling CHF 2.4 billion. Increased outflows from countries neighboring Switzerland were more than offset by the healthy inflows we saw from Asia Pacific, emerging markets and ultra high net worth clients globally.

Wealth Management Americas delivered another strong performance with a pre-tax profit of USD 216 million and strong net new money inflows of USD 8.8 billion, the highest fourth quarter inflows since 2007. Revenues in the quarter rose primarily on increased recurring fees on higher invested assets, but additional litigation provisions meant the overall pre-tax result showed a moderate downtick from last quarter’s record result. The business continued to perform well against its targets. Its cost/income ratio and gross margin on invested assets both remained within target ranges, while its annualized net new money growth rate improved significantly and exceeded its target performance range.

Our Retail & Corporate business delivered another resilient performance with a pre-tax profit of CHF 361 million and continued strong net new business volume growth. Revenues rose slightly on higher net interest income and increased net fee and commission income reflecting increased corporate finance activity during the quarter. Expenses also increased. The business remained above its target range for net new business volume growth and within its target performance ranges for its cost/income ratio and net interest margin. In November, UBS was named Banker Magazine’s “Bank of the Year 2012 Switzerland,” the latest in a series of prestigious awards we received throughout the year and further recognition of our success as we consolidate and expand our position as the leading universal bank in Switzerland.

Our Global Asset Management business continued to deliver in what was a challenging year for the asset management industry as a whole. In the fourth quarter, it recorded an increased pre-tax profit of CHF 149 million. The result reflected higher net management fees, especially in global real estate, and higher performance fees, mainly in its O’Connor single-manager funds in alternative

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

3

Fourth Quarter 2012 Report

and quantitative investments and in its global real estate business. The division achieved this improved result despite restructuring charges of CHF 15 million. Net new money outflows this quarter caused the business to remain outside its net new money growth target range. However, we are pleased to report the business recorded improvements to its gross margin and cost/income ratio in the fourth quarter and both are within the targeted performance ranges.

For the fourth quarter, the Investment Bank recorded a pre-tax loss of CHF 557 million. Our actions to accelerate the implementation of our Investment Bank strategy led to lower revenues, particularly in fixed income, currencies and commodities, as we downsized and prepared to exit a number of businesses. While our cash equities business recorded a slight increase in revenues, the overall equities performance was affected by trading losses in derivatives. However, many other core businesses reported increased revenues. In foreign exchange, revenues increased due to improved performance in precious metals, and we continued to execute well for our clients and to benefit from our investments in our electronic trading platforms. Investment banking also performed well, with advisory revenues up by 8% and capital markets revenues up by 14%.

We took the result of the Compensation Report vote at our 2012 AGM very seriously and initiated in-depth discussions with our shareholders to better understand their views. To ensure our continued success, we must continue to attract, retain and motivate the best people while ensuring we align pay with long-term sustainable performance. We have therefore implemented changes for 2012 that reconcile the needs of the firm, its businesses and our shareholders. These changes strengthen the link to medium- and longer-term performance and also provide our employees the opportunity to benefit from improved longer-term sustainable performance. The changes include multi-year performance conditions, which incentivize a stronger focus on results and our value proposition. Overall vesting periods have been lengthened including those for the Equity Ownership Plan. We will also introduce a new plan, the Deferred Contingent Capital Plan, which has many of the features of the loss-absorbing capital we offer to investors and a “high trigger” capital ratio threshold. Effectively this means employees would forfeit deferred compensation balances under this plan if a 7% Basel III common equity tier 1 ratio level is breached. Additionally, the immediate one-year cash cap for individuals has been reduced by half while the amount of shares a Group Executive Board member is required to hold has been increased.

While we made significant progress in many areas throughout 2012, the bank’s performance reflects the effects of the challenging operating environment during the year, the costs involved in reshaping the business and the actions we took to address the challenges we faced. Consequently, the firm’s performance award pool for 2012 is CHF 2.5 billion, 7% lower than for the financial year 2011 and 42% lower than for the financial year 2010. We believe the reduced award pool and the significant adjustments to our compensation plans illustrate our continued commitment to a “pay for performance” culture. The changes we made will help reinforce the importance of accountability and enhance an incentive structure that provides a balanced approach, rewarding employees who execute our strategy successfully for the benefit of our shareholders.

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Outlook – While progress was made on many issues during 2012, many of the underlying challenges remain at the start of the new year. Failure to achieve further sustained and credible improvements to the eurozone sovereign debt situation, European banking system issues, unresolved US fiscal issues, ongoing geopolitical risks and the outlook for growth in the global economy would continue to exert a strong influence on client confidence and, thus, activity levels in the first quarter of 2013. It would make further improvements in prevailing market conditions unlikely and would consequently generate headwinds for revenue growth, net interest margins and net new money. Nevertheless, and despite the lack of progress on certain bilateral tax treaties, we remain confident that our asset-gathering businesses as a whole will continue to attract net new money, reflecting our clients’ steadfast trust in the firm. We are confident that the actions we have taken will ensure the firm’s long-term success and will deliver sustainable returns for our shareholders going forward.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

Fourth Quarter 2012 Report

UBS key figures

	For the quarter ended			Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	31.12.12	31.12.11

Group results
Operating income	6,222	6,287	5,862	25,443	27,788
Operating expenses	8,044	8,816	5,381	27,216	22,482
Operating profit before tax	(1,823)	(2,529)	481	(1,774)	5,307
Net profit attributable to UBS shareholders	(1,890)	(2,137)	323	(2,511)	4,138
Diluted earnings per share (CHF)[1]	(0.50)	(0.57)	0.08	(0.67)	1.08

Key performance indicators[2], balance sheet and capital management, and additional information
Performance
Return on equity (RoE) (%)				(5.2)	9.1
Return on tangible equity (%)[3]				1.6	11.9
Return on risk-weighted assets, gross (%)[4]				12.0	13.7
Return on assets, gross (%)				1.9	2.1
Growth
Net profit growth (%)[5]	N/A	N/A	(68.0)	N/A	(44.5)
Net new money growth (%)[6]	1.2	2.5	1.1	1.6	1.9
Efficiency
Cost/income ratio (%)	128.8	137.4	91.6	106.5	80.7

	As of
CHF million, except where indicated	31.12.12	30.9.12	31.12.11
Capital strength
BIS tier 1 capital ratio (%)[7]	21.3	20.2	15.9
FINMA leverage ratio (%)[7]	6.3	6.1	5.4
Balance sheet and capital management
Total assets	1,259,232	1,366,136	1,416,962
Equity attributable to UBS shareholders	45,895	48,065	48,530
Total book value per share (CHF)[8]	12.25	12.83	12.95
Tangible book value per share (CHF)[8]	10.52	11.06	10.36
BIS core tier 1 capital ratio (%)[7]	19.0	18.1	14.1
BIS total capital ratio (%)[7]	25.2	23.6	17.2
BIS risk-weighted assets[7]	192,505	210,278	240,962
BIS tier 1 capital[7]	40,982	42,396	38,370

Invested assets (CHF billion)[9]	2,230	2,242	2,088
Personnel (full-time equivalents)	62,628	63,745	64,820
Market capitalization[10]	54,729	43,894	42,843

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    3  Net profit attributable to UBS shareholders on a year-to-date basis before amortization and impairment of goodwill and intangible assets/average equity attributable to UBS shareholders less average goodwill and intangible assets on a year-to-date basis.    4  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    7  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Capital management” section of this report for more information.    9  In the first quarter of 2012, we have refined our definition of invested assets. Refer to the “Recent developments and financial reporting structure changes” section of our first quarter 2012 report for more information. Group invested assets includes invested assets for Retail & Corporate.    10  Refer to the appendix “UBS shares” of this report for more information.

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Corporate calendar

Publication of the Annual Report 2012

Thursday, 14 March 2013

Publication of the first quarter 2013 report

Tuesday, 30 April 2013

Annual General Meeting

Thursday, 2 May 2013

Publication of the second quarter 2013 report

Tuesday, 30 July 2013

Publication of the third quarter 2013 report

Tuesday, 29 October 2013

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team

supports institutional,

professional and retail investors

from our offices in Zurich and

New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team

supports global media and

journalists from offices in

Zurich, London, New York

and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives

queries on compensation and related

issues addressed to members of the

Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628

Fax +41-44-234 6603

Shareholder Services

UBS’s Shareholder Services team, a

unit of the Company Secretary office,

is responsible for the registration of

the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202

Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

Calls from the US +1 866-541 9689

Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1301

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
10	Recent developments
12	Group results
2.	UBS business divisions and Corporate Center
20	Wealth Management
23	Wealth Management Americas
27	Investment Bank
30	Global Asset Management
35	Retail & Corporate
37	Corporate Center
3.	Risk and treasury management
44	Risk management and control
55	Balance sheet
58	Liquidity and funding management
61	Capital management
4.	Financial information (unaudited)
69	Interim consolidated financial statements
75	Notes to the interim consolidated financial statements
101	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
106	UBS shares
107	Information sources

Fourth Quarter 2012 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 63,000 people. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

The Investment Bank provides a range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities. It provides financial solutions to its clients, and offers advisory and analytics services in all major capital markets.

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Retail & Corporate provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland. It is an integral part of the universal bank model in Switzerland and delivers growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and by transferring clients to Wealth Management due to increased client wealth.

The Corporate Center provides control functions for the business divisions and the Group in such areas as risk control, legal and compliance as well as finance including treasury services, funding, balance sheet and capital management. It also provides all logistics and support functions including operations, information technology, human resources, communications and branding, corporate development, real estate, procurement, physical and information security as well as offshoring. It allocates most of the treasury income, operating expenses and personnel costs associated with these activities, which we refer to collectively as Corporate Center – Core Functions, to the businesses based on capital and service consumption levels. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option, the Legacy Portfolio and, starting with reporting for the first quarter of 2013, non-core businesses following the accelerated implementation of our strategy announced in October 2012.

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UBS Group Management report

Recent developments

Recent developments

LIBOR-related settlements

On 19 December 2012, we announced that the Board of Directors had authorized total settlements of approximately CHF 1.4 billion in fines and disgorgement to US, UK and Swiss authorities to resolve LIBOR-related investigations with those regulators. The payments that were agreed with authorities consisted of fines totaling USD 1.2 billion to the US Department of Justice and Commodity Futures Trading Commission, GBP 160 million in fines to the UK Financial Services Authority and CHF 59 million as disgorgement of estimated profits to the Swiss Financial Market Supervisory Authority (FINMA). In addition, UBS Securities Japan Co. Ltd. entered into a plea agreement with respect to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The settlements stemmed from industry-wide investigations into the setting of certain benchmark rates across a range of currencies. These investigations focused on whether there were improper attempts by banks, acting either on their own or with others, to manipulate LIBOR and other benchmark rates at certain times. UBS cooperated fully with the authorities in their investigations and, as a result of the investigations, has significantly enhanced its control framework for its submissions process for LIBOR and other benchmark interest rates.

Enhancements included changes made throughout 2012 to the governance framework to firstly combine all components of this submissions process into one functional area within the Investment Bank and then to move the governance and finally, in November, the operation of this process into a new independent function within Group Treasury. In accordance with our segment reporting principles, under which we report performance consistent with the way in which it is evaluated by senior management, the charge booked in the fourth quarter was reported in Corporate Center – Core Functions because the management of the submissions process resides within Group Treasury.

è	Refer to “Note 16b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information

Transfer of Asset Liability Management unit from the Investment Bank to the Corporate Center

In conjunction with the accelerated implementation of our strategy announced in October 2012, the Asset Liability Management unit was transferred from the Investment Bank to Group Treasury within the Corporate Center in the fourth quarter of 2012. Prior periods have been restated to reflect this transfer, and profit and loss amounts associated with the ongoing business activities of Asset Liability Management are being fully allocated back to the Investment Bank. This transfer led to an increase of CHF 123 bil-

lion of balance sheet assets and CHF 7.3 billion of Basel 2.5 risk-weighted assets in the Corporate Center as of 31 December 2011.

Post-employment benefits

During the fourth quarter of 2012, UBS adopted revisions to the International Accounting Standard 19 Employee Benefits (“IAS 19R”) retrospectively in accordance with the transitional provisions set out in the accounting standard. IAS 19R introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. The full defined benefit obligation net of plan assets is now recorded on the balance sheet, with changes resulting from remeasurements recognized immediately in other comprehensive income. As a result, we have adjusted the opening balances of the earliest period presented for the cumulative effect of applying the revised standard and all comparative information included in this report, except where otherwise indicated, has been presented as if IAS 19R had been applied from the beginning of that earliest period.

Under the Basel III framework, the regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 on an after-tax basis, such that it becomes fully adjusted on 1 January 2018. We expect the volatility of our Basel III common equity tier 1 capital ratio to increase due to the adoption of IAS 19R.

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the effect of adopting IAS 19R

Regulatory developments

FINMA introduces an internal rating-based multiplier for Swiss residential mortgages

FINMA has decided that banks using the internal ratings-based (IRB) approach shall apply a bank-specific IRB multiplier when calculating risk-weighted assets (RWA) for Swiss residential mortgages. The purpose of the multiplier is to reduce the difference in RWA between the IRB and the standardized approach as well as to improve resilience to periods of stress in the Swiss real estate market. This multiplier is designed to be applied to new and renewed mortgages starting from 1 January 2013 and as a result, the entire Swiss residential mortgage portfolio will become subject to this multiplier over several years. Starting 1 January 2013, we will apply a multiplier to the portfolio, phasing in the effect over the next seven years. Assuming no change in the portfolio size or other characteristics, we expect this multiplier to result in increased RWA of CHF 2–3 billion each year from 2013 through 2019.

10

UBS Group

Basel Committee on Banking Supervision amends rules regarding liquidity standards

The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a summary of amendments to the liquidity coverage ratio (LCR) included in the Basel III liquidity framework.

The revisions to the LCR include a broadening of the range of assets eligible as high-quality liquid assets as well as some amendments to the assumed outflow rates to better reflect actual experience in periods of stress. In addition, banks are given more time to build up the required liquidity as the implementation of the LCR will be staggered, starting at 60% in 2015 and rising in annual steps to meet the 100% minimum standard by 2019. The impact of these changes on UBS depends on whether and to what degree FINMA makes corresponding changes to its Basel III liquidity ratio.

Withholding tax agreements with the United Kingdom and Austria enter into force; agreement with Germany rejected

Withholding tax agreements between Switzerland and the United Kingdom and Austria came into force on 1 January 2013. Under the agreements, residents of these countries can have their existing banking relationships in Switzerland retrospectively taxed either by making a one-time tax payment or by disclosing their accounts. Under these agreements, future investment income and capital gains of residents of Austria and the United Kingdom with undisclosed accounts in Switzerland will be subject to a final withholding tax, with Switzerland transferring the proceeds to the respective authorities.

Switzerland’s bilateral tax treaty with Germany was rejected by the German Bundesrat in November 2012 and a specially appointed mediation committee was unable to reach agreement on the treaty in December 2012. Additional withholding tax negotiations between Switzerland and other EU countries are ongoing.

UBS AG registers as swap dealer in the US

UBS AG registered as a US swap dealer on 31 December 2012, in accordance with Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Registration is a mandatory requirement for financial institutions that deal in swap products with US persons. By registering, UBS AG became immediately subject to certain requirements related to swap transaction reporting, business conduct standards, record keeping, trade confirmation and portfolio compression. Further requirements will come into effect throughout 2013, including mandatory clearing of certain transactions, additional swap transaction reporting, client documentation, portfolio reconciliation, mandatory on-venue execution for some cleared swaps, and additional internal and external business conduct standards.

US Federal Reserve issues proposed rules on the regulation of foreign banks in the US

The US Federal Reserve issued proposed rules for foreign banking organizations in the US (sections 165 and 166 of the Dodd-Frank Act) that include (i) a requirement for an intermediate holding company, (ii) risk-based capital and leverage requirements, (iii) liquidity requirements (both substantive and procedural), (iv) single-counterparty credit limits, (v) risk management and risk committee requirements, (vi) stress test requirements, including public disclosure of the results, (vii) a debt-to-equity limit, and (viii) a framework for early remediation of financial weaknesses. There are different requirements based on the overall size of the foreign banking organization and the size of its US-based assets. UBS would be subject to the most stringent requirements based on the current size of its global and US operations. A consultation period ends on 31 March 2013.

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Group results

Group results

Fourth quarter net loss attributable to UBS shareholders was CHF 1,890 million compared with a loss of CHF 2,137 million in the third quarter. The pre-tax loss was CHF 1,823 million compared with a loss of CHF 2,529 million in the prior quarter. The fourth quarter loss was primarily due to net charges for provisions for litigation, regulatory and similar matters of CHF 2,081 million as well as net restructuring charges of CHF 258 million and an own credit loss on financial liabilities designated at fair value of CHF 414 million. The third quarter result was mainly due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets as well as an own credit loss of CHF 863 million. In the fourth quarter, we recorded a tax expense of CHF 66 million compared with a tax benefit of CHF 394 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Interest income	3,550	3,891	4,139	(9)	(14)	15,968	17,969
Interest expense	(2,071)	(2,360)	(2,395)	(12)	(14)	(9,974)	(11,143)
Net interest income	1,478	1,531	1,745	(3)	(15)	5,994	6,826
Credit loss (expense)/recovery	(24)	(129)	(14)	(81)	71	(118)	(84)
Net interest income after credit loss expense	1,454	1,401	1,731	4	(16)	5,875	6,742
Net fee and commission income	3,994	3,919	3,560	2	12	15,405	15,236
Net trading income	371	779	443	(52)	(16)	3,480	4,343
of which: net trading income excluding own credit	786	1,641	514	(52)	53	5,682	2,806
of which: own credit on financial liabilities designated at fair value	(414)	(863)	(71)	(52)	483	(2,202)	1,537
Other income	402	188	128	114	214	682	1,467
Total operating income	6,222	6,287	5,862	(1)	6	25,443	27,788
Personnel expenses	4,014	3,802	3,502	6	15	14,737	15,634
General and administrative expenses	3,843	1,761	1,652	118	133	8,653	5,959
Depreciation and impairment of property and equipment	169	184	198	(8)	(15)	689	761
Impairment of goodwill	0	3,030	0	(100)		3,030	0
Amortization and impairment of intangible assets	19	39	29	(51)	(34)	106	127
Total operating expenses	8,044	8,816	5,381	(9)	49	27,216	22,482
Operating profit before tax	(1,823)	(2,529)	481	(28)		(1,774)	5,307
Tax expense/(benefit)	66	(394)	156		(58)	461	901
Net profit	(1,889)	(2,135)	324	(12)		(2,235)	4,406
Net profit attributable to non-controlling interests	1	1	2	0	(50)	276	268
Net profit attributable to UBS shareholders	(1,890)	(2,137)	323	(12)		(2,511)	4,138

Comprehensive income
Total comprehensive income	(2,444)	(2,252)	745	9		(1,766)	5,632
Total comprehensive income attributable to non-controlling interests	(28)	9	(15)		87	243	560
Total comprehensive income attributable to UBS shareholders	(2,416)	(2,261)	760	7		(2,009)	5,071

12

UBS Group

Performance: 4Q12 vs 3Q12

Performance before tax was a loss of CHF 1,823 million in the fourth quarter of 2012 compared with a loss of CHF 2,529 million in the prior quarter. The fourth quarter loss was primarily due to net charges for provisions for litigation, regulatory and similar matters of CHF 2,081 million, including charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, as well as claims related to sales of residential mortgage backed-securities. The fourth quarter result also included an own credit loss on financial liabilities designated at fair value of CHF 414 million and net restructuring charges of CHF 258 million. The loss in the third quarter was mainly due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets as well as an own credit loss of CHF 863 million.

We calculate adjusted results that exclude items considered non-recurring or that management believes are not representative of the underlying performance of our business (such adjusted results are non-GAAP financial measures as defined by SEC regulations). For the fourth quarter of 2012, these adjustments are the own credit loss of CHF 414 million and the net restructuring charges of CHF 258 million. The adjustments in the third quarter were the abovementioned impairment losses of CHF 3,064 million, the own credit loss of CHF 863 million and a net release of restructuring provisions of CHF 22 million. On this adjusted basis, the fourth quarter pre-tax loss was CHF 1,151 million compared with a profit of CHF 1,376 million in the third quarter, mainly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 1,842 million to CHF 2,081 million. In addition, adjusted net interest and trading income decreased by CHF 908 million, partly offset by an increase in other income of CHF 214 million and a CHF 105 million reduction in credit loss expenses.

è	Refer to the “Recent developments” section of this report for more information on LIBOR-related settlements

Operating income: 4Q12 vs 3Q12

Total operating income was CHF 6,222 million compared with CHF 6,287 million. Excluding the impact of own credit, operating income decreased by CHF 514 million to CHF 6,636 million.

Net interest and trading income

Net interest and trading income decreased by CHF 459 million to CHF 1,850 million. The fourth quarter included an own credit loss on financial liabilities designated at fair value of CHF 414 million, primarily reflecting the tightening of our credit spreads over the quarter, compared with an own credit loss of CHF 863 million in the prior quarter.

Excluding the impact of own credit, net interest and trading income declined by CHF 908 million, reflecting a decrease of CHF 673 million in the Investment Bank, primarily in our fixed income, currencies and commodities (FICC) business area, as well as a CHF 263 million decrease in the Corporate Center.

Equities net interest and trading revenues decreased by CHF 177 million, largely due to lower derivatives trading revenues, which were weaker in Asia Pacific due to trading losses from the Japan structured products book as volatility increased during the market rally. In addition, there were reduced gains as funding spreads tightened less than in the third quarter.

FICC net interest and trading income decreased by CHF 501 million, primarily from lower revenues in the businesses that we were preparing to transfer to the Corporate Center and ultimately exit following the announcement of the accelerated implementation of our strategy in October 2012. The fourth quarter included a negative debit valuation adjustment of CHF 268 million on our derivatives portfolio compared with negative CHF 98 million in the third quarter. Macro revenues decreased due to a significant decline in rates revenues, particularly in long-end and non-linear interest rates as a result of the abovementioned preparations to transfer certain businesses to the Corporate Center and

Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Net interest and trading income
Net interest income	1,478	1,531	1,745	(3)	(15)	5,994	6,826
Net trading income	371	779	443	(52)	(16)	3,480	4,343
Total net interest and trading income	1,850	2,309	2,188	(20)	(15)	9,474	11,169

Wealth Management	669	689	703	(3)	(5)	2,728	2,846
Wealth Management Americas	328	304	321	8	2	1,265	1,179
Investment Bank	663	1,336	1,161	(50)	(43)	4,872	4,010
Global Asset Management	7	(3)	12		(42)	12	8
Retail & Corporate	634	620	638	2	(1)	2,467	2,661
Corporate Center	(450)	(636)	(647)	(29)	(30)	(1,870)	465
of which: own credit on financial liabilities designated at fair value	(414)	(863)	(71)	(52)	483	(2,202)	1,537
Total net interest and trading income	1,850	2,309	2,188	(20)	(15)	9,474	11,169

13

Group results

ultimately exit them. Emerging markets revenues declined across all regions, as we were preparing to transfer certain businesses to the Corporate Center and ultimately exit them. In addition, there were mark to market losses in the Latin America region as spreads tightened.

Excluding own credit, net interest and trading revenues in the Corporate Center decreased by CHF 263 million, mainly due to a reduction in the revaluation gain for our option to acquire the SNB StabFund’s equity, which was CHF 91 million compared with CHF 263 million in the prior quarter. The fourth quarter also included a lower hedge ineffectiveness gain of CHF 37 million arising from the basis risk inherent within our macro cash flow hedge accounting model compared with a gain of CHF 106 million in the prior quarter.

Net interest and trading income was stable in Wealth Management, Wealth Management Americas and Retail & Corporate.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 13b Valuation information” in the “Financial information” section of this report for more information on own credit
è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 24 million in the fourth quarter compared with a net credit loss expense of CHF 129 million in the prior quarter. In the fourth quarter, we recorded a net credit loss expense of CHF 15 million in Wealth Management Americas and a net credit loss expense of CHF 20 million in Retail & Corporate, partly offset by a net credit loss recovery of CHF 11 million in Corporate Center – Legacy Portfolio. The third quarter net credit loss expense mainly reflected an impairment charge in Corporate Center – Legacy Portfolio related to certain student loan auction rate securities that were sold in the fourth quarter.

è	Refer to the discussions of credit loss expense/recovery in the “UBS business divisions and Corporate Center” section of this report for more information

Net fee and commission income

Net fee and commission income increased by CHF 75 million to CHF 3,994 million.

Investment fund fees increased by CHF 47 million to CHF 954 million, reflecting an increase in Wealth Management Americas, which included CHF 35 million related to a change to an accrual-based accounting estimate from a cash basis for certain mutual fund fees. Portfolio management and advisory fees increased by CHF 21 million to CHF 1,530 million, mainly in Wealth Management Americas. Merger and acquisition and corporate finance fees increased by CHF 25 million to CHF 197 million.

Total underwriting fees decreased by CHF 31 million to CHF 405 million, including a decrease of CHF 48 million in debt underwriting fees, partly offset by a CHF 18 million increase in equity underwriting fees.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 402 million in the fourth quarter compared with CHF 188 million in the third quarter, mainly as the fourth quarter included gains of CHF 112 million on sales of Swiss real estate in Corporate Center, as well as a gain of CHF 88 million on the sale of an equity investment previously classified as available-for-sale in the Investment Bank.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 4Q12 vs 3Q12

Total operating expenses decreased by CHF 772 million to CHF 8,044 million, mainly as the third quarter included impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank, while the fourth quarter included CHF 1,842 million higher net charges for provisions for litigation, regulatory and similar matters. Net restructuring charges were CHF 258 million in the fourth quarter compared with a net release of restructuring provisions of CHF 22 million in the third quarter. The fourth quarter also included a charge of CHF 124 million for the annual UK bank levy. These increases were partly offset by a decline of CHF 63 million in personnel expenses ex-

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Wealth Management	1	0	1		0	1	11
Wealth Management Americas	(15)	2	(5)		200	(14)	(6)
Investment Bank	(2)	3	(18)		(89)	34	(13)
Retail & Corporate	(20)	(13)	(13)	54	54	(27)	(101)
Corporate Center	11	(122)	21		(48)	(112)	24
of which: related to Legacy Portfolio	11	(122)	21		(48)	(112)	25
Total	(24)	(129)	(14)	(81)	71	(118)	(84)

14

UBS Group

cluding restructuring charges, mainly as a result of lower bonus accruals.

Personnel expenses

Personnel expenses increased by CHF 212 million to CHF 4,014 million. The fourth quarter included net personnel-related restructuring charges of CHF 257 million compared with a net release of CHF 18 million in personnel-related restructuring provisions in the third quarter. Excluding the effects of restructuring, personnel expenses decreased by CHF 63 million. On this adjusted basis, expenses for total variable compensation, which includes discretionary bonus as well as other variable compensation, decreased by CHF 109 million, reflecting lower bonus accruals. Expenses for total variable compensation, excluding restructuring, included a charge of CHF 280 million for the amortization of deferred compensation awards from prior years. The prior quarter included a comparable amount of CHF 232 million, following a reclassification of CHF 57 million previously disclosed as prior period award related amortization to current year award amortization. Salary expenses, excluding restructuring, increased by CHF 22 million as the prior quarter included a seasonal release of vacation accruals and a one-time net credit of CHF 31 million from changes to the rules for the Swiss long-service and sabbatical awards, partly offset by cost savings in the fourth quarter.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 2,082 million to CHF 3,843 million in the fourth quarter.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 1,842 million, primarily as a result of charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, claims related to sales of residential mortgage backed-securities and other matters.

In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of claims and regulatory matters arising from the financial crisis of 2007–2009 and other matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels at least through 2013.

Administration costs increased by CHF 132 million, primarily as the fourth quarter included a charge of CHF 124 million for the annual UK bank levy. In addition, expenses for marketing and public relations increased by CHF 38 million and costs for travel and entertainment increased by CHF 22 million.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 169 million, a decrease of CHF 15 million from the prior quarter, which included impairment charges of CHF 19 million in the Investment Bank.

There was no impairment of goodwill in the fourth quarter compared with an impairment of CHF 3,030 million in the third quarter.

Amortization and impairment of intangible assets was CHF 19 million, compared with CHF 39 million, as the prior quarter included an impairment of intangible assets of CHF 15 million.

è	Refer to “Note 8 Impairment of goodwill and other non-financial assets” in the “Financial information” section of this report for more information

Tax: 4Q12 vs 3Q12

We recognized a net income tax expense of CHF 66 million in the fourth quarter of 2012, including tax expenses of CHF 106 million in respect of the taxable profits of Group entities. These were partly offset by a tax benefit of CHF 36 million from the release of provisions in respect of tax positions that had previously been uncertain as well as a net tax benefit of CHF 4 million relating to a further net increase in deferred tax assets following the third quarter re-measurement made for interim reporting purposes.

For the third quarter 2012, we recognized an income tax benefit of CHF 394 million, mainly related to an increase in Swiss deferred tax assets.

In the first half of 2013, we expect the tax rate to be in the region of 25–30%. This tax rate is higher than the normal expected effective tax rate of 20–25% as the net profit for the group in 2013 may reflect losses for some legal entities or parent bank branches for which we may not obtain a tax benefit. In

Operating profit before tax by business division and Corporate Center

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Wealth Management	398	582	460	(32)	(13)	2,407	2,633
Wealth Management Americas	201	221	146	(9)	38	816	544
Investment Bank	(557)	(2,856)	114	(80)		(2,734)	(631)
Global Asset Management	149	126	120	18	24	570	430
Retail & Corporate	361	395	403	(9)	(10)	1,827	1,884
Corporate Center	(2,375)	(998)	(762)	138	212	(4,661)	446
Total operating profit before tax	(1,823)	(2,529)	481	(28)		(1,774)	5,307

15

Group results

addition, the actual tax rate may fall outside the aforementioned tax rate range if there are significant book tax adjustments that affect Swiss taxable profits – for example, own credit gains/losses. Also, the full year tax rate may depend on the extent to which deferred tax assets are revalued during 2013.

Total comprehensive income attributable to UBS shareholders: 4Q12 vs 3Q12

Total comprehensive income attributable to UBS shareholders was negative CHF 2,416 million, reflecting the net loss attributable to UBS shareholders of CHF 1,890 million and negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 526 million (net of tax). Fourth quarter OCI included foreign currency translation losses of CHF 543 million (net of tax), predominantly related to the 3% weakening of the US dollar against the Swiss franc. Cash flow hedge OCI was negative CHF 256 million (net of tax), mainly reflecting the reclassification of net gains associated with the effective portion of changes in fair value of hedging derivatives to the income statement. Financial investments available-for-sale OCI was negative CHF 118 million (net of tax), mainly as previously unrealized gains were reclassified to the income statement upon sale of investments. Gains on defined benefit plans (net of tax) were CHF 391 million in the fourth quarter and mainly reflected a reduction in defined benefit obligations due to an increase in applicable discount rates, as well as an increase in fair value of pension plan assets.

Third quarter OCI was negative CHF 124 million due to foreign currency translation losses (net of tax) of CHF 215 million and losses on defined benefit plans (net of tax) of CHF 194 million partly offset by net positive cash flow hedge OCI of CHF 196 million and gains on financial investments available-for-sale of CHF 83 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Performance by reporting segment: 4Q12 vs 3Q12

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 4Q12 vs 3Q12

Cost/income ratio

The cost/income ratio was 128.8% in the fourth quarter of 2012 compared with 137.4% in the prior quarter. On an adjusted basis excluding own credit and net restructuring effects in both quarters as well as impairment losses in the third quarter, the cost/income ratio increased to 116.9% from 79.3%.

BIS risk-weighted assets

Risk-weighted assets (RWA) measured on a Basel 2.5 basis declined by CHF 17.8 billion to CHF 192.5 billion from the end of the third quarter mainly due to declines in credit risk RWA of CHF 16.1 billion and market risk RWA of CHF 1.5 billion. The decline in credit risk RWA was predominantly a result of the accelerated implementation of our strategy, additional hedging activities and further sales of certain student loan auction rate securities in the Legacy Portfolio. The aforementioned activities impacted most credit risk products such as derivatives, securitizations, drawn and undrawn loans as well as secured financing transactions. The market risk RWA decline was mainly due to lower incremental risk charge RWA driven by hedging activities, partly offset by higher regulatory value-at-risk (VaR)/stressed VaR mainly due to a new add-on applied for potential risks not adequately captured in VaR. Non-counterparty-related risk RWA and operational risk RWA were broadly unchanged.

Our estimated pro-forma Basel III1 RWA on a fully applied basis were CHF 258 billion at the end of the fourth quarter, declining CHF 43 billion compared with the prior quarter-end, mainly as a result of the same factors that determined a decrease in Basel 2.5

1  Basel III information provided throughout this report is not required to be presented because Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they are effective as of 1 January 2013 and significantly impact our RWA and eligible capital. The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

16

UBS Group

Net new money1

	For the quarter ended			Year ended
CHF billion	31.12.12	30.9.12	31.12.11	31.12.12	31.12.11
Wealth Management	2.4	7.7	3.1	26.3	23.5
Wealth Management Americas	8.1	4.6	1.9	20.6	12.1
Global Asset Management	(3.3)	1.7	0.2	(13.3)	4.3
of which: non-money market flows	(3.8)	(0.7)	(0.5)	(5.9)	9.0
of which: money market flows	0.5	2.5	0.7	(7.4)	(4.7)

1  Net new money excludes interest and dividend income.

Invested assets

	As of			% change from
CHF billion	31.12.12	30.9.12	31.12.11	30.9.12	31.12.11
Wealth Management	821	816	750	1	9
Wealth Management Americas	772	783	709	(1)	9
Global Asset Management	581	588	574	(1)	1

RWA, a lower credit valuation adjustments charge and lower RWA on low-rated securitization exposures.

è	Refer to the “Investment Bank”, “Legacy Portfolio” and “Capital management” sections of this report for more information

Net new money

Wealth Management net new money was CHF 2.4 billion compared with CHF 7.7 billion in the previous quarter. Net inflows in Asia Pacific and emerging markets further increased, while Europe saw net outflows mainly from clients domiciled in Western Europe accelerating towards the end of the quarter. Ultra high net worth clients reported strong net new money inflows on a global basis of CHF 5.6 billion compared with CHF 4.8 billion in the previous quarter.

In Wealth Management Americas, net new money totaled CHF 8.1 billion or USD 8.8 billion compared with CHF 4.6 billion or USD 4.8 billion in the prior quarter, mainly due to stronger inflows from financial advisors employed with UBS for more than one year. Strong net new money inflows were aided by a number of large year-end client liquidity events and other inflows, some related to US fiscal cliff concerns.

Excluding money market flows, Global Asset Management recorded net new money outflows of CHF 3.8 billion compared with CHF 0.7 billion in the prior quarter. Net new money from third parties was a net outflow of CHF 1.4 billion compared with a net inflow of CHF 0.3 billion. Net new money from clients of UBS’s wealth management businesses was a net outflow of CHF 2.4 billion compared with a net outflow of CHF 1.0 billion.

è	Refer to the discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management rose by CHF 5 billion to CHF 821 billion during the quarter primarily due to positive market performance and net new money inflows, partly offset by negative currency effects.

In Wealth Management Americas, invested assets decreased by CHF 11 billion to CHF 772 billion. In US dollar terms, invested assets increased by USD 11 billion to USD 843 billion, reflecting strong net new money inflows, aided by slightly positive market performance.

Global Asset Management invested assets decreased by CHF 7 billion to CHF 581 billion, mainly as a result of negative currency effects and net new money outflows, partially offset by higher market valuations.

è	Refer to the discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

17

Group results

Personnel

We employed 62,628 personnel as of 31 December 2012, a reduction of 1,117 compared with 63,745 personnel as of 30 September 2012.

Personnel decreased by 789 in the Investment Bank, in line with the accelerated implementation of our strategy announced in October 2012. Personnel in Wealth Management declined by 130 reflecting a decrease of 147 non-client-advisor staff and a net increase of 17 client advisors.

Personnel by business division and Corporate Center
	As of			% change from
Full-time equivalents	31.12.12	30.9.12	31.12.11	30.9.12	31.12.11
Wealth Management	16,210	16,340	15,904	(1)	2
Wealth Management Americas	16,094	16,182	16,207	(1)	(1)
Investment Bank	15,866	16,655	17,007	(5)	(7)
Global Asset Management	3,781	3,799	3,750	0	1
Retail & Corporate	10,156	10,227	11,430	(1)	(11)
Corporate Center	522	542	523	(4)	0
Total	62,628	63,745	64,820	(2)	(3)
of which: Corporate Center personnel (before allocations)[1]	25,255	25,781	26,269	(2)	(4)
[1] Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).
Personnel by region
	As of			% change from
Full-time equivalents	31.12.12	30.9.12	31.12.11	30.9.12	31.12.11
Americas	21,995	22,565	22,924	(3)	(4)
of which: USA	20,833	21,376	21,746	(3)	(4)
Asia Pacific	7,426	7,617	7,690	(3)	(3)
Europe, Middle East and Africa	10,829	10,973	11,019	(1)	(2)
of which: UK	6,459	6,613	6,674	(2)	(3)
of which: Rest of Europe	4,202	4,184	4,182	0	0
of which: Middle East and Africa	167	176	162	(5)	3
Switzerland	22,378	22,590	23,188	(1)	(3)
Total	62,628	63,745	64,820	(2)	(3)

18

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Pre-tax profit was CHF 398 million compared with CHF 582 million in the previous quarter. The gross margin on invested assets declined by 4 basis points to 85 basis points, mainly reflecting lower interest income resulting from the continuing low interest rate environment and lower transactional revenues due to reduced client activity. Expenses increased to CHF 1,350 million from CHF 1,207 million, mainly due to the absence of one-time credits reported in the previous quarter, higher charges for provisions for litigation, regulatory and similar matters, and higher restructuring costs. Net new money was CHF 2.4 billion compared with CHF 7.7 billion in the previous quarter.

Business division reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Net interest income	480	495	487	(3)	(1)	1,951	1,968
Net fee and commission income	1,069	1,086	955	(2)	12	4,275	4,363
Net trading income	189	194	216	(3)	(13)	778	878
Other income	10	15	14	(33)	(29)	37	425
Income	1,747	1,789	1,672	(2)	4	7,040	7,634
Credit loss (expense)/recovery	1	0	1		0	1	11
Total operating income	1,748	1,789	1,673	(2)	4	7,041	7,645
Personnel expenses[1]	864	817	759	6	14	2,865	3,300
General and administrative expenses	413	327	316	26	31	1,360	1,192
Services (to)/from other business divisions	28	22	92	27	(70)	243	318
Depreciation and impairment of property and equipment	44	39	43	13	2	159	165
Amortization and impairment of intangible assets	1	1	3	0	(67)	7	37
Total operating expenses[1,2]	1,350	1,207	1,213	12	11	4,634	5,012
Business division performance before tax	398	582	460	(32)	(13)	2,407	2,633

Key performance indicators[3]
Pre-tax profit growth (%)	(31.6)	15.7	(47.5)			(8.6)	17.9
Cost/income ratio (%)	77.3	67.5	72.5			65.8	65.7
Net new money growth (%)[4]	1.2	3.9	1.7			3.5	3.1
Gross margin on invested assets (bps)[5]	85	89	91	(4)	(7)	89	101

Additional information
Average attributed equity (CHF billion)[6]	4.3	3.7	5.0	16	(14)
Return on attributed equity (RoaE) (%)						60.9	52.7
BIS risk-weighted assets (CHF billion)[7]	17.3	18.2	16.6	(5)	4
Return on risk-weighted assets, gross (%)[8]						41.4	45.7
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0
Net new money (CHF billion)[4]	2.4	7.7	3.1			26.3	23.5
Invested assets (CHF billion)	821	816	750	1	9
Client assets (CHF billion)	951	948	875	0	9
Loans, gross (CHF billion)	86.6	84.9	75.1	2	15
Due to customers (CHF billion)	180.2	181.7	170.2	(1)	6
Personnel (full-time equivalents)	16,210	16,340	15,904	(1)	2
Client advisors (full-time equivalents)	4,128	4,111	4,202	0	(2)

1  Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    2  Operating expenses include restructuring charges of CHF 17 million in the fourth quarter of 2012, restructuring provision releases of CHF 4 million in the third quarter of 2012 and restructuring provision releases of CHF 3 million in the fourth quarter of 2011.    3  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    4  Net new money excludes interest and dividend income.    5   Excludes any effect on profit or loss from a property fund: a realized gain due to partial repayment of fund shares of CHF 2 million in the fourth quarter of 2012, CHF 2 million in the third quarter of 2012 and of CHF 5 million in the fourth quarter of 2011.    6  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    7  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    8   Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.

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UBS business divisions and Corporate Center

Regional breakdown of key figures1,2

As of or for the quarter ended 31.12.12	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	(4.8)	4.4	(0.4)	3.5	5.6		0.1
Net new money growth (%)[4]	(5.5)	9.3	(1.1)	11.2	6.4		1.0
Invested assets (CHF billion)	344	196	145	127	362		43
Gross margin on invested assets (bps)	85	74	96	92	49		33	[5]
Client advisors (full-time equivalents)	1,620	987	782	668	815	[6]	N/A

1  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    2  Based on the Wealth Management business area structure, and excluding minor functions with 71 client advisors, and CHF 9 billion of invested assets, and CHF 0.3 billion of net new money outflows, which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    3  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Net new money excludes interest and dividend income.    5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 20 basis points.    6   Dedicated ultra high net worth units: 597 client advisors. Non-dedicated ultra high net worth units: 218 client advisors.

Results: 4Q12 vs 3Q12

Operating income

Total operating income decreased by CHF 41 million to CHF 1,748 million from CHF 1,789 million, mainly reflecting lower interest income and transaction-based revenues.

Net interest income decreased by CHF 15 million to CHF 480 million due to lower deposit margins, reflecting historically low interest rates, especially on euro and US dollar deposits, which continued to affect the income from our replication portfolios. Loan volumes increased slightly while deposit volumes decreased slightly. Lower treasury-related revenues were more than offset by lower costs related to assets managed centrally by Group Treasury and higher allocations related to investment proceeds from the firm’s equity.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2011 for more information on our replication portfolios

Net fee and commission income was CHF 1,069 million compared with CHF 1,086 million in the previous quarter. Recurring fees were down slightly compared with the previous quarter, while transaction-based fees declined on lower client activity levels, in part due to seasonal effects.

Net trading income was CHF 189 million, down slightly from CHF 194 million in the previous quarter. Lower income, predominantly from foreign exchange-related business, was partially offset by higher treasury-related trading income.

Other income declined to CHF 10 million from CHF 15 million, as third quarter 2012 results included a gain of CHF 6 million related to our investment in SIX Group.

Operating expenses

Total operating expenses increased to CHF 1,350 million from CHF 1,207 million and included restructuring costs of CHF 17 million.

Personnel expenses increased to CHF 864 million from CHF 817 million, mainly due to higher restructuring costs in Europe as well as higher accruals for variable compensation. The previous quarter included one-time credits from changes to the rules for the Swiss long-service and sabbatical awards and from the centralization of operations units in the Corporate Center.

è	Refer to the “Recent developments” section in the third quarter 2012 report for more information on changes related to the centralization of operations units

General and administrative expenses increased by CHF 86 million to CHF 413 million. The increase includes higher charges for provisions for litigation, regulatory and similar matters of CHF 22 million and higher costs for marketing and communication. Furthermore, the increased expenses reflected a one-time credit related to the centralization of operations units in the previous quarter as well as onerous lease provisions and impairments on real estate in the fourth quarter.

Charges for services from other business divisions increased to CHF 28 million from CHF 22 million in the previous quarter.

Cost/income ratio

The cost/income ratio was 77.3%. On an adjusted basis excluding restructuring charges, the cost/income ratio increased 8.6 percentage points to 76.3%, reflecting lower income as well as increased expenses. The ratio for the fourth quarter was above our target range of 60% to 70%.

Net new money growth

The annualized net new money growth rate was 1.2% compared with 3.9% in the previous quarter, falling below our target range of 3% to 5%.

    Net new money inflows declined to CHF 2.4 billion from CHF 7.7 billion in the previous quarter. Net inflows in Asia Pacific and emerging markets further increased, while Europe saw net outflows mainly from clients domiciled in Western Europe accelerating towards the end of the quarter. Ultra high net worth clients reported strong net new money inflows on a global basis of CHF 5.6 billion compared with CHF 4.8 billion in the previous quarter.

Invested assets

Invested assets increased by CHF 5 billion to CHF 821 billion, primarily due to positive market performance and net new money inflows, partly offset by negative currency effects.

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Wealth Management

Gross margin on invested assets

The gross margin for the quarter declined by 4 basis points to 85 basis points reflecting a 2% decrease in income and a 2% increase in the average invested asset base and remained below our target range of 95 to 105 basis points.

Personnel: 4Q12 vs 3Q12

Wealth Management employed 16,210 personnel on 31 December 2012 compared with 16,340 on 30 September 2012 reflecting a decrease of 147 non-client-advisor staff related to cost reduction measures and a net increase of 17 client advisors.

The number of client advisors increased to 4,128 from 4,111 in the prior quarter as client-facing staff further increased in the strategic growth areas of Asia Pacific and emerging markets, with reductions in more established markets.

Changing business models in our discretionary and advisory businesses

We are launching a number of initiatives to further improve our product offering, to enhance our solutions and to better align our fund and manager selection process and fee arrangements with emerging industry trends in the regulatory environment. This encourages more price transparency.

Where feasible and applicable, we will switch fund and structured product holdings within our discretionary mandates into holdings that do not carry distribution fees. These changes will be implemented largely in 2013 and will be executed within our existing process of taking tactical or strategic investment decisions reflecting the UBS House View. This change will generally lower the price of investment funds in clients’ mandates and will mainly pertain to clients booked in Switzerland and other relevant European countries such as the UK. The transformation of our product offering also considers recent legislative, regulatory and legal developments, including ongoing EU legislation, the “Retail Distribution Review” in the UK and a court decision in Switzerland.

Furthermore, we are adapting the pricing of management fees for discretionary mandates with the goal of better reflecting our enhanced investment management capabilities and our new investment process. We expect that revenues will be negatively affected by these changes at least for the next few quarters as we implement pricing changes that could offset some or all of the negative impact.

At the same time we are designing a new flat-fee offering for advisory clients, which will be introduced in Switzerland and Europe first. The solution will include a structured, systematic portfolio review against the client’s profile, with the UBS House View at its core. The client advisor will be put in an even stronger position to present tailored investment opportunities that will allow the clients to realign their investments with their individual preferences. We believe that this innovation will increase the value of our advice and solutions and offer new pricing opportunities in the future.

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UBS business divisions and Corporate Center

Wealth Management Americas

Pre-tax profit in the fourth quarter of 2012 was USD 216 million compared with a record pre-tax profit of USD 232 million in the prior quarter. Stronger recurring fees, which included a change in accounting estimates for certain mutual fund and annuity fee income, contributed to a 7% increase in operating income. This was more than offset by a 9% increase in operating expenses mainly due to higher charges for provisions for litigation, regulatory and similar matters. Net new money inflows of USD 8.8 billion were the highest quarterly total since the first quarter of 2009.

Business division reporting – in US dollars

	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Net interest income	230	195	218	18	6	849	828
Net fee and commission income	1,350	1,229	1,130	10	19	4,925	4,559
Net trading income	124	122	135	2	(8)	507	509
Other income	58	83	26	(30)	123	266	121
Income	1,762	1,629	1,509	8	17	6,547	6,017
Credit loss (expense)/recovery	(16)	2	(5)		220	(15)	(6)
Total operating income	1,746	1,631	1,504	7	16	6,532	6,011
Personnel expenses[1]	1,172	1,141	1,085	3	8	4,556	4,348
Financial advisor compensation[2]	627	606	576	3	9	2,399	2,249
Compensation commitments and advances related to recruited financial advisors[3]	173	169	156	2	11	679	609
Salaries and other personnel costs	372	366	353	2	5	1,477	1,490
General and administrative expenses	321	223	220	44	46	958	887
Services (to)/from other business divisions	(5)	(5)	(3)	0	67	(16)	(11)
Depreciation and impairment of property and equipment	27	27	29	0	(7)	107	112
Amortization and impairment of intangible assets	14	14	14	0	0	55	54
Total operating expenses[1,4]	1,529	1,400	1,344	9	14	5,659	5,389
Business division performance before tax	216	232	159	(7)	36	873	622

Key performance indicators[5]
Pre-tax profit growth (%)[6]	(6.9)	8.4	(7.6)			40.4	N/A
Cost/income ratio (%)	86.8	85.9	89.1			86.4	89.6
Share of recurring revenues (%)	69.2	63.1	67.6			65.3	65.2
Net new money growth (%)[7]	4.2	2.4	1.2			2.9	1.9
Gross margin on invested assets (bps)	84	80	82	5	2	81	80

1  Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4   Operating expenses include restructuring charges of USD 3 million in the fourth quarter 2012, restructuring charges of USD 1 million in the third quarter of 2012 and restructuring provision releases of USD 1 million in the fourth quarter of 2011.    5  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

23

Wealth Management Americas

Business division reporting – in US dollars (continued)

	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Additional information
Recurring income	1,208	1,030	1,016	17	19	4,265	3,921
Average attributed equity (USD billion)[1]	6.4	6.1	8.8	5	(27)
Return on attributed equity (RoaE) (%)						13.2	6.8
BIS risk-weighted assets (USD billion)[2]	24.9	25.3	27.8	(2)	(10)
Return on risk-weighted assets, gross (%)[3]						25.4	22.8
Goodwill and intangible assets (USD billion)	3.9	3.9	3.9	0	0
Net new money (USD billion)[4]	8.8	4.8	2.1			22.1	14.1
Net new money including interest and dividend income (USD billion)[5]	16.7	9.8	8.6			44.8	34.7
Invested assets (USD billion)	843	832	756	1	12
Client assets (USD billion)	885	875	795	1	11
Loans, gross (USD billion)	34.1	32.3	29.7	6	15
Due to customers (USD billion)	56.6	50.3	41.4	13	37
of which: deposit accounts (USD billion)	43.6	37.8	30.4	15	43
Personnel (full-time equivalents)	16,094	16,182	16,207	(1)	(1)
Financial advisors (full-time equivalents)	7,059	7,032	6,967	0	1

Business division reporting excluding PaineWebber acquisition costs[6]
Business division performance before tax	243	260	183	(7)	33	982	718
Cost/income ratio (%)	85.4	84.3	87.7			84.9	88.1
Average attributed equity (USD billion)[1]	3.2	2.9	5.5	10	(42)
1  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    2  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    3  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    4  Net new money excludes interest and dividend income.    5  For purposes of comparison with a US peer.    6  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Business division reporting – in Swiss francs

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Net interest income	213	186	198	15	8	792	729
Net fee and commission income	1,248	1,176	1,030	6	21	4,597	4,018
Net trading income	115	117	123	(2)	(7)	473	450
Other income	54	79	24	(32)	125	249	103
Income	1,629	1,559	1,374	4	19	6,110	5,300
Credit loss (expense)/recovery	(15)	2	(5)		200	(14)	(6)
Total operating income	1,614	1,561	1,370	3	18	6,097	5,295
Personnel expenses[1]	1,084	1,092	987	(1)	10	4,252	3,830
Financial advisor compensation[2]	580	579	524	0	11	2,239	1,982
Compensation commitments and advances related to recruited financial advisors[3]	159	162	142	(2)	12	634	536
Salaries and other personnel costs	344	350	321	(2)	7	1,379	1,313
General and administrative expenses	297	214	200	39	49	893	783
Services (to)/from other business divisions	(4)	(5)	(3)	(20)	33	(15)	(9)
Depreciation and impairment of property and equipment	25	26	26	(4)	(4)	100	99
Amortization and impairment of intangible assets	13	13	12	0	8	51	48
Total operating expenses1, [4]	1,414	1,340	1,223	6	16	5,281	4,750
Business division performance before tax	201	221	146	(9)	38	816	544

1  Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Operating expenses include restructuring charges of CHF 2 million in the fourth quarter 2012, restructuring charges of CHF 1 million in the third quarter of 2012 and zero restructuring charges in the fourth quarter of 2011.

24

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Key performance indicators[1]
Pre-tax profit growth (%)[2]	(9.0)	8.9	2.8			50.0	N/A
Cost/income ratio (%)	86.8	86.0	89.0			86.4	89.6
Share of recurring revenues (%)	69.1	63.2	67.5			65.3	65.2
Net new money growth (%)[3]	4.1	2.4	1.2			2.9	1.8
Gross margin on invested assets (bps)	84	81	81	4	4	81	79

Additional information
Recurring income	1,116	986	925	13	21	3,980	3,454
Average attributed equity (CHF billion)[4]	5.9	5.8	8.0	2	(26)
Return on attributed equity (RoaE) (%)						13.3	6.8
BIS risk-weighted assets (CHF billion)[5]	22.8	23.8	26.1	(4)	(13)
Return on risk-weighted assets, gross (%)[6]						25.6	22.3
Goodwill and intangible assets (CHF billion)	3.5	3.6	3.7	(3)	(5)
Net new money (CHF billion)[3]	8.1	4.6	1.9			20.6	12.1
Net new money including interest and dividend income (CHF billion)[7]	15.4	9.4	7.9			41.7	30.4
Invested assets (CHF billion)	772	783	709	(1)	9
Client assets (CHF billion)	810	823	746	(2)	9
Loans, gross (CHF billion)	31.2	30.4	27.9	3	12
Due to customers (CHF billion)	51.8	47.3	38.9	10	33
of which: deposit accounts (CHF billion)	39.9	35.5	28.5	12	40
Personnel (full-time equivalents)	16,094	16,182	16,207	(1)	(1)
Financial advisors (full-time equivalents)	7,059	7,032	6,967	0	1

Business division reporting excluding PaineWebber acquisition costs[8]
Business division performance before tax	225	249	167	(10)	35	918	629
Cost/income ratio (%)	85.4	84.4	87.6			84.9	88.1
Average attributed equity (CHF billion)[4]	2.9	2.8	5.0	4	(42)

1  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    2  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    3  Net new money excludes interest and dividend income.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    6  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    7  For purposes of comparison with a US peer.    8  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Results: 4Q12 vs 3Q12

Operating income

Total operating income was USD 1,746 million, an increase of USD 115 million from USD 1,631 million, due to growth in managed account fees, higher mutual fund and annuities fees resulting from changes in accounting estimates as well as higher net interest income. This increase was partly offset by a loan loss allowance and lower realized gains on sales of financial investments held in the available-for-sale portfolio.

Net fee and commission income increased by USD 121 million to USD 1,350 million, primarily due to a 17% increase in recurring fees resulting from higher managed account fees calculated on higher invested asset levels at the end of the third quarter as well as higher mutual fund and annuities fees, which included USD 59 million related to a change to accrual-based accounting estimates from a cash basis.

Net interest income increased by USD 35 million to USD 230 million due to continued growth in banking and lending balances, and the prior quarter was affected by lower income in the available-for-sale portfolio related to a yield adjustment arising from updated future cash flow estimates on mortgage-backed securities. Net interest income in the fourth quarter also benefited from higher treasury-related income. Average mortgage balances increased 16% and average securities-backed lending balances increased 3% over the quarter.

Net trading income was relatively unchanged from the prior quarter.

Other income decreased by USD 25 million to USD 58 million as realized gains from sales of financial investments held in the available-for-sale portfolio decreased to USD 59 million from USD 66 million in the prior quarter. These gains resulted from a rebalancing of the investment portfolio risk profile as guided by the portfolio’s investment policy. This rebalancing, which addresses

25

Wealth Management Americas

faster prepayment speeds on agency mortgage-backed securities arising from a lower yield curve, may reduce the level of interest income on the portfolio going forward. In addition, there were a number of non-recurring or unusual items included in the prior quarter which contributed to the remaining decrease in other income.

Net credit loss expense was USD 16 million, all related to a loan loss allowance for a single client, compared with a recovery of USD 2 million in the prior quarter.

Recurring income, the combination of recurring fees and net interest income, increased by USD 178 million to USD 1,208 million due to higher managed account fees, higher mutual fund and annuities fees and higher interest income. Recurring income for the fourth quarter comprised 69% of operating income compared with 63% in the prior quarter. Non-recurring income decreased USD 45 million primarily due to a reclassification of certain income from non-recurring income to recurring income as well as a decrease in realized gains on the sale of financial investments in the available-for-sale portfolio.

Operating expenses

Total operating expenses increased by USD 129 million to USD 1,529 million, primarily due to a USD 87 million increase in charges for provisions for litigation, regulatory and similar matters.

Personnel expenses increased by USD 31 million to USD 1,172 million due to higher financial advisor compensation corresponding to higher revenues. Expenses for compensation commitments and advances related to recruited financial advisors increased by USD 4 million to USD 173 million. Compensation advance balances decreased by USD 93 million to USD 3,830 million, reflecting higher loan repayments during the quarter compared with new loan issuances. Salaries and other personnel costs increased by USD 6 million compared with the prior quarter.

Non-personnel expenses increased by USD 98 million to USD 357 million, primarily due to the previously mentioned increase in charges for provisions for litigation, regulatory and similar matters, which totaled USD 91 million in the quarter.

Cost/income ratio

The cost/income ratio increased to 86.8% from 85.9% in the prior quarter. On an adjusted basis excluding restructuring charges,

the cost/income ratio increased to 86.6% and remained within the target range of 80% to 90%.

Net new money growth

The annualized net new money growth rate for the fourth quarter improved significantly to 4.2% from 2.4% in the prior quarter and was slightly above the target rate of 2% to 4%. Net new money totaled USD 8.8 billion in the fourth quarter compared with USD 4.8 billion in the prior quarter, mainly due to stronger inflows from financial advisors employed with UBS for more than one year. Strong net new money inflows were aided by a number of large year-end client liquidity events and other inflows, some related to US fiscal cliff concerns. Including interest and dividend income, net new money increased to USD 16.7 billion, which included seasonally higher dividend payments in the quarter.

Invested assets

Invested assets increased by USD 11 billion to USD 843 billion during the quarter, reflecting strong net new money inflows, including dividends and interest. Managed account assets increased by USD 5 billion to USD 248 billion and comprised 29% of total invested assets on 31 December 2012.

Gross margin on invested assets

In US dollar terms, the gross margin on invested assets increased 4 basis points to 84 basis points and remained within the target range of 75 to 85 basis points. The gross margin from recurring income increased by 7 basis points driven by higher managed account fees and higher mutual fund and annuities fees, while the gross margin from non-recurring income decreased 3 basis points from the prior quarter.

Personnel: 4Q12 vs. 3Q12

As of 31 December 2012, Wealth Management Americas employed 16,094 personnel, including 7,059 financial advisors, down 88 from 30 September 2012. Financial advisor headcount increased by 27 from the previous quarter, mainly reflecting the hiring of experienced financial advisors and continued low financial advisor attrition. The number of non-financial advisor employees decreased by 115 to 9,035, reflecting staff reductions related to our cost reduction program.

26

UBS business divisions and Corporate Center

Investment Bank

The Investment Bank recorded a pre-tax loss of CHF 557 million in the fourth quarter of 2012 compared with a pre-tax loss of CHF 2,856 million in the third quarter of 2012. The third quarter included impairment losses of CHF 3,064 million on goodwill and other non-financial assets. Adjusted for impairment losses and the effects of restructuring, the Investment Bank recorded a pre-tax loss of CHF 333 million compared with a pre-tax profit of CHF 192 million in the prior quarter. The decrease was due to lower revenues in our securities business, partly as a result of the accelerated implementation of our strategy announced in October 2012. Revenues in investment banking improved, mainly due to higher capital market revenues. Pro-forma Basel III risk-weighted assets were reduced by CHF 31 billion to CHF 131 billion.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Investment banking	442	383	280	15	58	1,593	1,371
Advisory revenues	180	167	254	8	(29)	638	964
Capital market revenues	478	420	268	14	78	1,727	1,329
Equities	195	174	119	12	64	777	574
Fixed income, currencies and commodities	282	245	149	15	89	951	755
Other fee income and risk management	(216)	(204)	(242)	6	(11)	(773)	(921)
Securities (excluding unauthorized trading incident)	1,242	1,890	1,739	(34)	(29)	6,971	8,459
Equities (excluding unauthorized trading incident)	593	783	704	(24)	(16)	2,614	3,698
Fixed income, currencies and commodities	649	1,107	1,035	(41)	(37)	4,357	4,761
Total income (excluding unauthorized trading incident)	1,684	2,273	2,019	(26)	(17)	8,564	9,830
Credit loss (expense)/recovery	(2)	3	(18)		(89)	34	(13)
Total operating income (excluding unauthorized trading incident)	1,682	2,277	2,001	(26)	(16)	8,598	9,817
Unauthorized trading incident							(1,849)
Total operating income as reported	1,682	2,277	2,001	(26)	(16)	8,598	7,968
Personnel expenses[2]	1,389	1,236	1,037	12	34	5,141	5,716
General and administrative expenses	770	740	735	4	5	2,730	2,490
Services (to)/from other business divisions	20	27	40	(26)	(50)	132	108
Depreciation and impairment of property and equipment	57	77	64	(26)	(11)	257	251
Impairment of goodwill	0	3,030	0	(100)		3,030	0
Amortization and impairment of intangible assets	3	23	12	(87)	(75)	41	34
Total operating expenses[2,3]	2,239	5,132	1,887	(56)	19	11,331	8,599
Business division performance before tax	(557)	(2,856)	114	(80)		(2,734)	(631)

1  In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision.    2  Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    3  Operating expenses include restructuring charges of CHF 224 million in the fourth quarter of 2012, restructuring provision releases of CHF 16 million in the third quarter of 2012 and restructuring provision releases of CHF 13 million in the fourth quarter of 2011.

27

Investment Bank

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Key performance indicators[2]
Pre-tax profit growth (%)[3]	N/A	N/A	N/A			N/A	N/A
Cost/income ratio (%)	133.0	225.8	93.5			132.3	107.7
Return on attributed equity (RoaE) (%)						(11.5)	(2.4)4/4.6[5]
Return on assets, gross (%)						1.1	1.04/1.2[5]
Average VaR (1-day, 95% confidence, 5 years of historical data)	23	26	36

Additional information
Total assets (CHF billion)[6,7,8]	672.3	772.3	896.2	(13)	(25)
Average attributed equity (CHF billion)[9]	18.5	25.1	27.5	(26)	(33)
BIS risk-weighted assets (CHF billion)[8,10]	88.6	102.1	128.1	(13)	(31)
Return on risk-weighted assets, gross (%)[11]						7.9	8.04/10.3[5]
Goodwill and intangible assets (CHF billion)	0.1	0.1	3.2	0	(97)
Compensation ratio (%)	82.5	54.4	51.4			60.0	71.6
Impaired loan portfolio as a % of total loan portfolio, gross (%)[12]	3.3	3.7	4.2
Personnel (full-time equivalents)	15,866	16,655	17,007	(5)	(7)

1  In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4  Includes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement on an absolute basis, and its impact on risk-weighted assets.    5  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its impact on risk-weighted assets.    6  Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    7  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    8  In the fourth quarter of 2012, the Asset Liability Management unit was transferred from the Investment Bank to Corporate Center – Core Functions. Prior period balance sheet assets and risk-weighted assets were restated to reflect this transfer. As a result, the Investment Bank’s total assets and Basel 2.5 risk-weighted assets as of 31 December 2011 were reduced by CHF 122.8 billion and CHF 7.3 billion respectively, with a corresponding increase in Corporate Center – Core Functions. This transfer did not affect the prior period segment income statements. Refer to the “Recent developments” section of this report for more information.    9  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    10  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    11  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    12  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 4Q12 vs 3Q12

Operating income

Total operating income declined 26% to CHF 1,682 million from CHF 2,277 million in the prior quarter. In US dollar terms, revenues decreased 24%. Revenues within the fixed income, currencies and commodities (FICC) business declined in macro and emerging markets, as a result of the accelerated implementation of our strategy announced in October 2012. In addition, FICC recorded an increased negative debit valuation adjustment on our derivatives portfolio. The equities business recorded lower revenues, mostly in derivatives. Investment banking revenues increased as a result of higher capital market and advisory revenues. Net credit loss expenses were CHF 2 million compared with net credit loss recoveries of CHF 3 million in the prior quarter.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Operating expenses

Total operating expenses decreased 56% to CHF 2,239 million compared with CHF 5,132 million, mainly due to impairment loss-

es of CHF 3,064 million on goodwill and other non-financial assets in the third quarter. On an adjusted basis, excluding the impairment losses and restructuring releases in the third quarter and restructuring charges in the fourth quarter, operating expenses decreased 3% to CHF 2,015 million from CHF 2,084 million. In US dollar terms, adjusted operating expenses were in line with the prior quarter.

Personnel expenses increased to CHF 1,389 million from CHF 1,236 million, mainly due to restructuring charges of CHF 231 million compared with releases of CHF 14 million in the prior quarter. On an adjusted basis, excluding net restructuring effects, personnel expenses decreased to CHF 1,158 million from CHF 1,250 million, mainly due to reduced variable compensation accruals.

    General and administrative expenses increased to CHF 770 million from CHF 740 million. The fourth quarter included a charge of CHF 120 million for the annual UK bank levy and net charges relating to provisions for litigation, regulatory and similar matters of CHF 37 million compared with CHF 131 million in the prior quarter.

28

UBS business divisions and Corporate Center

Cost/income ratio

The cost/income ratio was 133.0% in the fourth quarter compared with 225.8% in the third quarter. On an adjusted basis, the cost/income ratio deteriorated to 119.7% from 91.7%, against the target range of 70% to 80%.

BIS risk-weighted assets

Risk-weighted assets (RWA) measured on a Basel 2.5 basis decreased by CHF 13 billion to CHF 89 billion at the end of the fourth quarter. Credit risk RWA decreased by CHF 11 billion as a result of the accelerated implementation of our strategy, de-risking and additional hedging. Market risk RWA decreased by CHF 2 billion as we reduced risk in the trading book. Our pro-forma Basel III RWA measured on a fully applied basis decreased by CHF 31 billion to CHF 131 billion due to the aforementioned activities as well as a net reduction from methodology changes of CHF 6 billion.

è	Refer to the “Capital management” section of this report for more information

Operating income by business area: 4Q12 vs 3Q12

Investment banking

In the fourth quarter, total revenues increased 15% to CHF 442 million from CHF 383 million. In US dollar terms, revenues improved by 19%.

Advisory revenues increased 8% to CHF 180 million from CHF 167 million, while the global fee pool rose 18%.

Capital market revenues were CHF 478 million compared with CHF 420 million, an increase of 14%. Equities capital market revenues increased 12% to CHF 195 million against a fee pool increase of 7%, as our market share improved. Fixed income capital market revenues improved to CHF 282 million from CHF 245 million due to a stronger performance in leveraged capital markets as our market share improved. This was partially offset by lower debt capital market fees as we concentrate our efforts on our target markets and products following the accelerated implementation of our strategy.

Other fee income and risk management revenues, mainly affected by risk management premiums, were negative CHF 216 million compared with negative CHF 204 million due to higher hedging costs as credit spreads tightened.

Securities

Securities revenues decreased 34% to CHF 1,242 million from CHF 1,890 million. In US dollar terms, revenues decreased 32%.

Equities

Equities revenues decreased 24% to CHF 593 million from CHF 783 million, largely due to reduced derivatives revenues. During the quarter, market volumes and volatility remained at relatively low levels. In US dollar terms, equities revenues decreased 22%.

Cash revenues increased slightly to CHF 283 million from CHF 280 million, mainly due to an improved trading performance. Commission income was consistent with the previous quarter.

Derivatives revenues declined to CHF 63 million from CHF 227 million. Revenues were weaker in Asia Pacific due to trading losses from the Japan structured products book as volatility increased during the market rally. In addition, there were reduced gains as funding spreads tightened less than in the third quarter.

Prime services revenues decreased to CHF 232 million from CHF 274 million due to a reduction in funding revenues. In addition, an increase in balances was more than offset by reduced spreads.

Other equities revenues increased to CHF 15 million compared with CHF 3 million in the third quarter.

Fixed income, currencies and commodities

Fixed income, currencies and commodities revenues declined 41% to CHF 649 million from CHF 1,107 million, primarily from lower revenues in the businesses that we were preparing to transfer to the Corporate Center and ultimately exit following the announcement of the accelerated implementation of our strategy in October 2012. In addition, there was an increase of CHF 170 million in the negative debit valuation adjustment. In US dollar terms, revenues declined 39%.

Credit revenues were CHF 427 million compared with CHF 483 million. Real estate finance and corporate lending saw solid revenues, in line with the prior quarter. The overall decrease was driven by lower flow trading and structured credit revenues as client activity decreased and as we reduced the risk-weighted assets associated with these businesses.

In macro, revenues decreased to CHF 533 million from CHF 731 million. Revenues in the foreign exchange business increased marginally due to an improved precious metals performance. Rates revenues decreased significantly, particularly in long-end and non-linear interest rates, as we prepared to transfer certain businesses to the Corporate Center and ultimately exit them. Commodities revenues improved as a result of a gain of CHF 88 million on the sale of an equity investment classified as available-for-sale.

Emerging markets revenues were negative CHF 4 million compared with positive CHF 107 million with a decline across all regions, as we were preparing to transfer certain businesses to the Corporate Center and ultimately exit them. In addition, there were mark to market losses in the Latin America region as spreads tightened.

    Other FICC revenues including funding and hedging costs were negative CHF 307 million compared with negative CHF 214 million, mostly due to a negative debit valuation adjustment on our derivatives portfolio of CHF 268 million in the fourth quarter compared with a negative debit valuation adjustment of CHF 98 million in the third quarter.

Personnel: 4Q12 vs 3Q12

The Investment Bank employed 15,866 personnel on 31 December 2012, a decrease of 789 from 16,655 personnel on 30 September 2012 in line with the accelerated implementation of our strategy announced in October 2012.

29

Global Asset Management

Global Asset Management

Pre-tax profit in the fourth quarter of 2012 was CHF 149 million compared with CHF 126 million in the third quarter, primarily due to higher net management and performance fees. The cost/income ratio improved to 69.7%. Excluding money market flows, net new money outflows were CHF 3.8 billion in the fourth quarter compared with outflows of CHF 0.7 billion in the third quarter.

Business division reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Net management fees[1]	442	425	440	4	0	1,722	1,704
Performance fees	49	43	22	14	123	162	99
Total operating income	492	468	463	5	6	1,884	1,803
Personnel expenses[2]	236	234	240	1	(2)	885	954
General and administrative expenses	100	101	90	(1)	11	395	375
Services (to)/from other business divisions	(5)	(4)	0	25		(10)	(1)
Depreciation and impairment of property and equipment	9	9	10	0	(10)	37	38
Amortization and impairment of intangible assets	2	2	3	0	(33)	8	8
Total operating expenses2, [3]	343	342	343	0	0	1,314	1,373
Business division performance before tax	149	126	120	18	24	570	430

Key performance indicators[4]
Pre-tax profit growth (%)	18.3	0.0	51.9			32.6	(16.5)
Cost/income ratio (%)	69.7	73.1	74.1			69.7	76.2
Net new money growth (%)[5]	(2.2)	1.2	0.2			(2.3)	0.8

Information by business line
Operating income
Traditional investments	275	277	270	(1)	2	1,120	1,097
Alternative and quantitative investments	79	73	68	8	16	268	253
Global real estate	84	68	76	24	11	293	263
Infrastructure and private equity	12	8	7	50	71	35	24
Fund services	42	44	42	(5)	0	169	165
Total operating income	492	468	463	5	6	1,884	1,803

Gross margin on invested assets (bps)
Traditional investments	22	22	23	0	(4)	23	23
Alternative and quantitative investments	111	101	88	10	26	91	76
Global real estate	83	67	80	24	4	74	72
Infrastructure and private equity	60	40	43	50	40	44	83
Total gross margin	34	32	34	6	0	33	33

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    2 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    3 Operating expenses include restructuring charges of CHF 15 million in the fourth quarter of 2012, zero restructuring charges in the third quarter of 2012 and restructuring charges of CHF 14 million in the fourth quarter of 2011.    4 For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    5 Net new money excludes interest and dividend income.

30

UBS business divisions and Corporate Center

Business division reporting (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Net new money (CHF billion)[1]
Traditional investments	(2.7)	1.7	(2.2)			(11.6)	0.0
Alternative and quantitative investments	(0.8)	(0.3)	(1.0)			(2.7)	(0.8)
Global real estate	0.4	0.2	0.4			1.3	1.6
Infrastructure and private equity	(0.2)	0.1	3.0			(0.2)	3.5
Total net new money	(3.3)	1.7	0.2			(13.3)	4.3
Net new money excluding money market flows	(3.8)	(0.7)	(0.5)			(5.9)	9.0
of which: from third parties	(1.4)	0.3	0.3			(0.6)	12.2
of which: from UBS’s wealth management businesses	(2.4)	(1.0)	(0.8)			(5.2)	(3.1)
Money market flows	0.5	2.5	0.7			(7.4)	(4.7)
of which: from third parties	(1.4)	3.6	0.8			0.9	0.2
of which: from UBS’s wealth management businesses	1.9	(1.1)	(0.2)			(8.3)	(5.0)

Invested assets (CHF billion)
Traditional investments	504	510	497	(1)	1
of which: money market funds	83	86	92	(3)	(10)
Alternative and quantitative investments	28	29	31	(3)	(10)
Global real estate	40	41	38	(2)	5
Infrastructure and private equity	8	8	8	0	0
Total invested assets	581	588	574	(1)	1

Assets under administration by fund services
Assets under administration (CHF billion)[2]	410	415	375	(1)	9
Net new assets under administration (CHF billion)[3]	(4.2)	2.0	(4.1)			7.7	(5.5)
Gross margin on assets under administration (bps)	4	4	5	0	(20)	4	4

Additional information
Average attributed equity (CHF billion)[4]	2.1	2.1	2.5	0	(16)
Return on attributed equity (RoaE) (%)						25.9	17.2
BIS risk-weighted assets (CHF billion)[5]	3.5	3.5	3.6	0	(3)
Return on risk-weighted assets, gross (%)[6]						54.4	50.6
Goodwill and intangible assets (CHF billion)	1.5	1.5	1.5	0	0
Personnel (full-time equivalents)	3,781	3,799	3,750	0	1

1  Net new money excludes interest and dividend income.    2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    6  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.

31

Global Asset Management

Results: 4Q12 vs 3Q12

Operating income

Total operating income was CHF 492 million compared with CHF 468 million in the third quarter. Net management fees were higher, especially in global real estate. Performance fees were also higher, reflecting increases in alternative and quantitative investments and global real estate.

Operating expenses

Total operating expenses were CHF 343 million compared with CHF 342 million in the third quarter. The fourth quarter included restructuring charges of CHF 15 million compared with zero in the third quarter. The restructuring charges related to cost reduction and business re-alignment measures which included a provision related to the exit of our Canadian domestic business announced on 11 December 2012. As a result of the completion of the transaction, a gain on sale of approximately CHF 32 million will be recognized in the first quarter of 2013.

Personnel expenses were CHF 236 million compared with CHF 234 million in the third quarter. Adjusted for restructuring charges of CHF 15 million, personnel expenses decreased by CHF 13 million due to the continued benefits of cost reduction actions in previous quarters and ongoing cost control measures.

General and administrative expenses were CHF 100 million compared with CHF 101 million in the third quarter.

Cost/income ratio

The cost/income ratio was 69.7% compared with 73.1% in the third quarter. Adjusted for restructuring charges in the fourth quarter, the cost/income ratio was 66.7% compared with 73.1%, bringing it within our target range of 60% to 70%.

Net new money growth

The annualized net new money growth rate was negative 2.2% compared with positive 1.2% in the third quarter. Our target net new money growth rate range is 3% to 5%.

Excluding money market flows, net new money outflows from third parties were CHF 1.4 billion in the fourth quarter compared with net inflows of CHF 0.3 billion in the third quarter. Net inflows, notably from sovereign clients, were largely offset by net outflows, particularly from clients in the Americas.

Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 2.4 billion compared with CHF 1.0 billion in the third quarter. The net outflows in the fourth quarter were mainly from clients booked in Switzerland.

Money market net outflows from third parties were CHF 1.4 billion compared with net inflows of CHF 3.6 billion in the third quarter and were mainly from clients in the Americas.

Money market net inflows from clients of UBS’s wealth management businesses were CHF 1.9 billion compared with CHF 1.1 billion net outflows in the third quarter. The fourth quarter net inflows were primarily from clients in the Americas.

Invested assets

Invested assets were CHF 581 billion on 31 December 2012 compared with CHF 588 billion on 30 September 2012, mainly as a result of negative currency effects and net new money outflows, partially offset by higher market valuations.

On 31 December 2012, CHF 83 billion or 14% of invested assets were money market assets. On a regional basis, 33% of invested assets were related to clients serviced in Switzerland; 28% in the Americas; 20% in Asia Pacific; and 19% in Europe, Middle East and Africa.

Gross margin on invested assets

The total gross margin was 34 basis points compared with 32 basis points in the third quarter, taking it further within our target range of 32 to 38 basis points.

Results by business line: 4Q12 vs 3Q12

Traditional investments

Revenues were CHF 275 million compared with CHF 277 million in the third quarter, as higher net management fees were offset by lower performance fees, mainly in equities.

The gross margin was 22 basis points in line with the third quarter.

Excluding money market flows, net new money outflows were CHF 3.2 billion compared with CHF 0.7 billion in the third quarter. Equities net outflows were CHF 1.7 billion compared with net inflows of CHF 0.2 billion. Fixed income net outflows were CHF 1.1 billion compared with net inflows of CHF 0.5 billion. Multi-asset net outflows were CHF 0.4 billion compared with CHF 1.4 billion.

Invested assets were CHF 504 billion on 31 December 2012 compared with CHF 510 billion on 30 September 2012. By mandate type, CHF 163 billion of invested assets related to equities, CHF 154 billion related to fixed income, CHF 83 billion related to money markets and CHF 103 billion related to multi-asset man-

32

UBS business divisions and Corporate Center

dates, including CHF 7 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas.

Alternative and quantitative investments

Revenues were CHF 79 million compared with CHF 73 million in the third quarter. Performance fees were higher, mostly in O’Connor’s single manager funds. As of 31 December 2012, over 80% of alternative and quantitative investments’ performance fee-eligible assets were above high-water marks and capable of generating performance fees.

The gross margin increased to 111 basis points from 101 basis points, primarily due to higher performance fees.

Net new money outflows were CHF 0.8 billion compared with CHF 0.3 billion in the third quarter.

Invested assets were CHF 28 billion on 31 December 2012 compared with CHF 29 billion on 30 September 2012.

Global real estate

Revenues were CHF 84 million compared with CHF 68 million in the third quarter. Net management fees increased due to higher transaction fees, which benefited from greater acquisition volumes and from a capital increase by a Swiss listed real estate fund. Performance fees were also higher.

The gross margin was 83 basis points compared with 67 basis points in the third quarter, primarily due to the higher transaction and performance fees.

Net new money inflows were CHF 0.4 billion compared with CHF 0.2 billion in the third quarter.

Invested assets were CHF 40 billion on 31 December 2012 compared with CHF 41 billion on 30 September 2012.

Infrastructure and private equity

Revenues were CHF 12 million compared with CHF 8 million in the third quarter due to an income distribution from a co-investment in the fourth quarter.

Net new money outflows were CHF 0.2 billion compared with net inflows of CHF 0.1 billion in the third quarter.

Invested assets were CHF 8 billion on 31 December 2012, in line with 30 September 2012.

Fund services

Revenues were CHF 42 million compared with CHF 44 million in the third quarter.

The gross margin on assets under administration was 4 basis points, in line with the third quarter.

Net new assets under administration outflows were CHF 4.2 billion compared with inflows of CHF 2.0 billion in the third quarter.

Total assets under administration were CHF 410 billion on 31 December 2012 compared with CHF 415 billion on 30 September 2012.

Personnel: 4Q12 vs 3Q12

Global Asset Management employed 3,781 personnel on 31 December 2012 compared with 3,799 on 30 September 2012, a decrease of 18 personnel.

Investment performance

In an environment of shifting investor sentiment in the fourth quarter, a majority of our flagship equities strategies outperformed their respective benchmarks. Furthermore, across our full range of equities strategies, a clear majority outperformed for the quarter as well as the full year 2012, with a high proportion of those strategies having achieved significant outperformance.

In fixed income, almost all key strategies outperformed their benchmarks for the quarter. This built on strong longer-term records, which continued to improve.

In global investment solutions, performance of key allocation strategies was generally above benchmark for the quarter and notably above benchmark for the full year. In the quarter, asset allocation contributed positively, while currency and stock selection made marginally positive contributions. Absolute return and income-orientated strategies had strong performance for both the quarter and full year.

Among alternative strategies (not shown in the key composites versus benchmark table), real estate strategies generally continued to perform well in absolute terms. In alternative and quantitative investments, core single-manager funds had notably strong performance for the quarter and had positive returns for the full year. Multi-manager fund of hedge funds produced positive returns for both the quarter and the full year. Direct infrastructure, infrastructure fund of funds and private equity fund of funds performed in line with their respective investment strategies.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, was robust. Across all asset classes, and on an asset-weighted basis, 62% of our funds rank in the top two quartiles over one year, 69% over three years and 68% over five years.

33

Global Asset Management

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 45% of Global Asset Management’s CHF 280 billion actively managed invested assets in traditional investments on 31 December 2012. This figure excludes CHF 134 billion in passively man-

aged investments, CHF 83 billion in actively managed money market funds and CHF 83 billion in actively managed alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	–	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	–
Pan European Equity Composite vs. MSCI Europe Free Index	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	+	–	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	+
Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	+	+	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	–
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	–	+	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	+	+	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	+	+	–
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	–	–	–
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	–	+	+	+

1 Customized benchmark.    2 Benchmark has been changed since 3Q12 report. All time periods are stated versus the new benchmark.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite, which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss-, Luxembourg-, German- and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 92 billion on 31 December 2012. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and passively managed funds are excluded.

		Annualized
	1 year	3 years	5 years
Percentage of fund assets ranking in first or second quartile
Equities	67	54	64
Fixed income	55	68	71
Multi-asset	66	80	65
Real estate and alternative	67	71	77
Total	62	69	68

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 9 January 2013 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

34

UBS business divisions and Corporate Center

Retail & Corporate

Pre-tax profit was CHF 361 million in the fourth quarter of 2012 compared with CHF 395 million in the prior quarter. Higher income was more than offset by higher operating expenses and credit loss expenses. Net new business volume growth remained above our target range.

Business division reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Net interest income	556	545	567	2	(2)	2,186	2,328
Net fee and commission income	301	295	288	2	5	1,198	1,175
Net trading income	78	75	70	4	11	281	333
Other income	18	31	15	(42)	20	90	350
Income	953	946	941	1	1	3,756	4,186
Credit loss (expense)/recovery	(20)	(13)	(13)	54	54	(27)	(101)
Total operating income	933	932	928	0	1	3,728	4,085
Personnel expenses[1]	354	356	423	(1)	(16)	1,287	1,702
General and administrative expenses	228	193	210	18	9	857	834
Services (to)/from other business divisions	(41)	(41)	(144)	0	(72)	(370)	(470)
Depreciation and impairment of property and equipment	32	29	36	10	(11)	128	136
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[1,2]	572	537	525	7	9	1,901	2,201
Business division performance before tax	361	395	403	(9)	(10)	1,827	1,884

Key performance indicators[3]
Pre-tax profit growth (%)	(8.6)	(1.0)	(40.3)			(3.0)	10.2
Cost/income ratio (%)	60.0	56.8	55.8			50.6	52.6
Net interest margin (%)	1.62	1.59	1.67			1.60	1.71
Net new business volume growth (%)	4.4	7.2	(0.8)			4.9	3.5
Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.6	0.7

Additional information
Average attributed equity (CHF billion)[5]	4.4	4.3	5.0	2	(12)
Return on attributed equity (RoaE) (%)						40.6	37.7
BIS risk-weighted assets (CHF billion)[6]	30.6	30.5	25.2	0	21
Return on risk-weighted assets, gross (%)[7]						13.8	16.5
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume (CHF billion)	518	495	468	5	11
Client assets (CHF billion)[8]	381	358	333	6	14
Loans, gross (CHF billion)	137.3	136.8	135.3	0	1
Due to customers (CHF billion)	131.1	130.1	117.9	1	11
Secured loan portfolio as a % of total loan portfolio, gross (%)	91.7	91.5	90.9
Personnel (full-time equivalents)	10,156	10,227	11,430	(1)	(11)

1  Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    2  Operating expenses include restructuring charges of CHF 1 million in the fourth quarter of 2012, zero restructuring charges in the third quarter of 2012 and restructuring charges of CHF 8 million in the fourth quarter of 2011.    3  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.    5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.     6  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    7  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    8  In the first quarter of 2012 we have refined our definition for client assets. Prior periods have been adjusted accordingly. Refer to “Recent developments and financial reporting structure changes” in our financial report for the first quarter of 2012 for more information.

35

Retail & Corporate

Results: 4Q12 vs 3Q12

Operating income

Total operating income increased by 1 million to CHF 933 million, as higher income was almost offset by higher credit loss expenses.

Net interest income increased by CHF 11 million to CHF 556 million. Historically low interest rates continued to negatively affect the deposit margin, while the loan margin remained stable and average loan and client deposit volumes increased. Interest income increased, mainly due to higher income allocation from the Group related to the investment proceeds from the firm’s equity as well as higher treasury-related interest income. In addition, there were lower costs related to assets managed centrally by Group Treasury.

Net fee and commission income was CHF 301 million, up CHF 6 million from the previous quarter reflecting high corporate finance activity. Net trading income increased by CHF 3 million to CHF 78 million, reflecting higher treasury-related income as well as the reduction in costs related to the aforementioned centrally managed assets.

Other income decreased by CHF 13 million to CHF 18 million, reflecting the inclusion in the third quarter results of a gain of CHF 19 million related to our investment in SIX Group.

Credit loss expenses were CHF 20 million in the fourth quarter compared with CHF 13 million in the third quarter. In the fourth quarter, total credit allowances increased due to a small number of workout cases that were individually reviewed, downgraded and impaired. This was partly offset by a CHF 19 million decrease of the collective loan loss allowance, which is based on the portfolio development as well as the review of individual client ratings in the course of the regular review process.

Operating expenses

Total operating expenses increased to CHF 572 million from CHF 537 million in the previous quarter, mainly due to higher general and administrative expenses.

Personnel expenses decreased slightly to CHF 354 million from CHF 356 million. Lower variable compensation accruals were partly offset by higher vacation accruals and costs for defined benefit plans in the fourth quarter. Moreover, the previous quarter was impacted by the negative one-time effect from an adjustment of 2012 prior-period operations-related charges as well as a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards.

è	Refer to the “Recent developments” section in the third quarter 2012 report for more information on changes related to the centralization of operations units

General and administrative expenses were CHF 228 million, up from CHF 193 million, reflecting higher net charges for provisions for litigation, regulatory and similar matters of CHF 17 million as well as higher costs for real estate and information technology. Net charges out for services to other business divisions were unchanged from the previous quarter at CHF 41 million. Depreciation expenses were CHF 32 million, CHF 3 million up from the prior quarter, partly reflecting an impairment of replaced assets related to the refurbishment of our branch network.

Cost/income ratio

The cost/income ratio increased 3.2 percentage points to 60.0%, reflecting higher expenses partly offset by higher income. On an adjusted basis excluding restructuring charges, the cost/income ratio increased to 59.9% and was at the upper end of our target range of 50% to 60%.

Net interest margin

The net interest margin increased 3 basis points to 162 basis points, reflecting higher interest income as detailed above and a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth

Annualized growth rate for net new business volume was 4.4% compared with 7.2% in the previous quarter. Strong net new client asset inflows from institutional clients as well as positive net new client deposits were recorded, while net new loan flows were slightly negative, in line with our strategy to grow our business selectively in high-quality loans. Net new business volume growth was above the target range of 1% to 4%.

Personnel: 4Q12 vs 3Q12

Retail & Corporate employed 10,156 personnel on 31 December 2012 compared with 10,227 on 30 September 2012. This decrease partly reflected staff reductions related to our cost reduction program.

36

UBS business divisions and Corporate Center

Corporate Center

Corporate Center reporting – Total1

		As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Income	155	244	(523)	(36)		409	(569)
Credit loss (expense)/recovery[2]	11	(122)	21		(48)	(112)	24
Total operating income excluding own credit	166	122	(502)	36		297	(545)
Own credit[3]	(414)	(863)	(71)	(52)	483	(2,202)	1,537
Total operating income	(248)	(740)	(573)	(66)	(57)	(1,905)	992
Personnel expenses[4]	88	67	55	31	60	308	132
General and administrative expenses	2,035	186	101	994		2,419	286
Services to/from other business divisions	2	0	14		(86)	21	55
Depreciation and impairment of property and equipment	2	4	19	(50)	(89)	7	74
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[4,5]	2,127	258	189	724		2,756	547
Performance before tax	(2,375)	(998)	(762)	138	212	(4,661)	446
Performance before tax excluding own credit	(1,961)	(135)	(692)		183	(2,458)	(1,091)

Additional information[6]
Total assets (CHF billion)[4,7,8]	260.1	271.6	204.2	(4)	27
BIS risk-weighted assets (CHF billion)[8,9]	29.7	32.3	41.3	(8)	(28)
Personnel before allocations (full-time equivalents)	25,255	25,781	26,269	(2)	(4)
Allocations to business divisions (full-time equivalents)	(24,733)	(25,239)	(25,746)	(2)	(4)
Personnel after allocations (full-time equivalents)	522	542	523	(4)	0
1 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision.    2 Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    3 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2012 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 13b Valuation information” in the “Financial information” section of this report for more information.    4 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    5 Operating expenses include zero restructuring charges in the fourth quarter of 2012, restructuring provision releases of CHF 3 million in the third quarter of 2012 and restructuring charges of CHF 4 million in the fourth quarter of 2011.    6 Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).    7 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    8 In the fourth quarter of 2012, the Asset Liability Management unit was transferred from the Investment Bank to Corporate Center – Core Functions. Prior period balance sheet assets and risk-weighted assets were restated to reflect this transfer. As a result, the Investment Bank’s total assets and Basel 2.5 risk-weighted assets as of 31 December 2011 were reduced by CHF 122.8 billion and CHF 7.3 billion respectively, with a corresponding increase in Corporate Center – Core Functions. This transfer did not affect the prior period segment income statements. Refer to the “Recent developments” section of this report for more information.    9 Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.

37

Corporate Center

Corporate Center – Core Functions

The pre-tax result in the fourth quarter of 2012 was a loss of CHF 1,874 million compared with a loss of CHF 936 million in the previous quarter. The fourth quarter included charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million, mainly arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, and an own credit loss of CHF 414 million compared with a loss of CHF 863 million in the prior quarter. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was CHF 63 million compared with CHF 125 million in the prior quarter.

Corporate Center reporting – Core Functions

	As of or for the quarter ended				% change from	Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Income	143	12	(10)			29	47
Credit loss (expense)/recovery	0	0	0			0	(1)
Total operating income excluding own credit	143	12	(10)			29	46
Own credit[1]	(414)	(863)	(71)	(52)	483	(2,202)	1,537
Total operating income as reported	(271)	(851)	(80)	(68)	239	(2,173)	1,583
Personnel expenses[2]	72	47	37	53	95	240	64
General and administrative expenses	1,529	33	62			1,648	137
Services to/from other business divisions	0	2	(1)	(100)	(100)	2	(1)
Depreciation and impairment of property and equipment	2	4	18	(50)	(89)	6	70
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2,3]	1,603	86	116			1,895	271
Performance before tax	(1,874)	(936)	(197)	100	851	(4,068)	1,312
Performance before tax excluding own credit	(1,460)	(74)	(126)			(1,866)	(225)
Additional information[4]
Total assets (CHF billion)[2,5,6]	222.5	228.5	148.1	(3)	50
BIS risk-weighted assets (CHF billion)[6,7]	8.5	7.9	21.0	8	(60)
Personnel before allocations (full-time equivalents)	25,203	25,730	26,217	(2)	(4)
Allocations to business divisions (full-time equivalents)	(24,964)	(25,472)	(25,995)	(2)	(4)
Personnel after allocations (full-time equivalents)	238	258	222	(8)	7
Corporate Center – Core Functions – expenses before service allocation to business divisions[4]
Personnel expenses[2]	1,113	1,072	1,115	4	0	4,079	4,611
General and administrative expenses	2,493	949	916	163	172	5,272	3,599
Depreciation and impairment of property and equipment	176	155	187	14	(6)	647	731
Amortization and impairment of intangible assets	0	0	0			2	0
Total operating expenses before service allocation to business divisions[2]	3,783	2,176	2,219	74	70	10,000	8,941
Net allocations to business divisions[2]	(2,180)	(2,091)	(2,102)	4	4	(8,105)	(8,670)
Total operating expenses[2,3]	1,603	86	116			1,895	271

1 Represents own credit changes on financial liabilities designated at fair value through profit. The cumulative own credit loss for such debt held on 31 December 2012 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value through profit recognized on our balance sheet. Refer to “Note 13b Valuation information” in the “Financial information” section of this report for more information.     2 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.     3 Operating expenses include zero restructuring charges in the fourth quarter of 2012, restructuring provision releases of CHF 3 million in the third quarter of 2012 and restructuring charges of CHF 4 million in the fourth quarter of 2011.     4 Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).     5 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.     6 In the fourth quarter of 2012, the Asset Liability Management unit was transferred from the Investment Bank to Corporate Center – Core Functions. Prior period balance sheet assets and risk-weighted assets were restated to reflect this transfer. As a result, the Investment Bank’s total assets and Basel 2.5 risk-weighted assets as of 31 December 2011 were reduced by CHF 122.8 billion and CHF 7.3 billion respectively, with a corresponding increase in Corporate Center – Core Functions. This transfer did not affect the prior period segment income statements. Refer to the “Recent developments” section of this report for more information.     7 Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.

38

UBS business divisions and Corporate Center

Results: 4Q12 vs 3Q12

Operating income

Total operating income was negative CHF 271 million in the fourth quarter compared with negative CHF 851 million in the prior quarter. On an adjusted basis excluding own credit, operating income was CHF 143 million compared with CHF 12 million in the prior quarter.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was CHF 63 million compared with CHF 125 million in the prior quarter. This decrease was mainly due to a lower hedge ineffectiveness gain of CHF 37 million arising from the basis risk inherent within our macro cash flow hedge accounting model compared with a gain of CHF 106 million in the prior quarter. The fourth quarter included CHF 7 million in net foreign currency translation gains, reclassified from other comprehensive income related to dormant subsidiaries, compared with gains of CHF 54 million in the prior quarter. In addition, the losses retained for certain long-term funding portfolios decreased to CHF 74 million from CHF 101 million due to a combination of maturing trades and credits arising from valuation adjustments and hedging activity. When compared with the prior quarter, the average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained generally stable. However, the costs associated with managing this portfolio decreased in the fourth quarter due to reduced funding costs and gains from asset sales.

Furthermore, fourth quarter operating income included a gain of CHF 112 million related to the sale of properties in Switzerland.

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 414 million was recorded in the fourth quarter, primarily due to a tightening of our credit spreads over the quarter. An own credit loss of CHF 863 million was recorded in the prior quarter.

è	Refer to “Note 13b Valuation information” in the “Financial information” section of this report for more information on own credit

Operating expenses

On a gross basis before service allocations to the business divisions, total operating expenses were CHF 3,783 million, up from CHF 2,176 million in the prior quarter, mainly due to charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million and restructuring costs of CHF 20 million in the fourth quarter.

Personnel expenses increased by CHF 41 million to CHF 1,113 million, mainly due to restructuring costs of CHF 20 million and higher variable compensation accruals in the fourth quarter.

General and administrative expenses increased by CHF 1,544 million to CHF 2,493 million, mainly due to charges of CHF 1,470 million for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates and also due to higher marketing costs in the fourth quarter. Following the transfer of our Asset Liability Management unit from the Investment Bank into the Corporate Center, Corporate Center – Core Functions now includes a charge for the annual UK bank levy.

è	Refer to the “Recent developments” section of this report for more information on LIBOR-related settlements and on the transfer of our Asset Liability Management unit

The business divisions were charged CHF 2,180 million for shared services costs, an increase of CHF 89 million from the previous quarter, primarily reflecting the aforementioned restructuring, marketing and annual UK bank levy costs.

Total operating expenses remaining after allocations to the business divisions increased to CHF 1,603 million from CHF 86 million in the prior quarter. This mainly reflects the charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million in the fourth quarter as well as the seasonal effect of vacation accruals and a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards in the third quarter.

Personnel: 4Q12 vs 3Q12

At the end of the fourth quarter of 2012, Corporate Center – Core Functions employed 25,203 personnel, with 24,964 allocated to the business divisions and the Legacy Portfolio unit, based on services consumed. The decrease of 527 personnel from the prior quarter mainly related to the accelerated implementation of our strategy announced in October 2012. The 238 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities.

39

Corporate Center

Legacy Portfolio

The pre-tax result was a loss of CHF 501 million in the fourth quarter of 2012 compared with a pre-tax loss of CHF 62 million in the previous quarter. This was primarily due to higher charges for provisions for litigation, regulatory and similar matters as well as a smaller gain from the revaluation of our option to acquire the SNB StabFund’s equity in the fourth quarter, partly offset by a credit loss recovery recorded in the fourth quarter compared with a credit loss expense incurred in the third quarter.

Corporate Center reporting – Legacy Portfolio1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
SNB StabFund option	94	266	(125)	(65)		539	(126)
Legacy Portfolio excluding SNB StabFund option	(82)	(34)	(388)	141	(79)	(158)	(489)
Total income	12	232	(513)	(95)		381	(616)
Credit loss (expense)/recovery[3]	11	(122)	21		(48)	(112)	25
Total operating income	23	110	(492)	(79)		268	(591)
Personnel expenses	16	21	19	(24)	(16)	68	68
General and administrative expenses	506	153	39	231		771	148
Services (to)/from other business divisions	2	(2)	15		(87)	19	56
Depreciation and impairment of property and equipment	0	0	1		(100)	2	3
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	524	172	73	205	618	861	276
Performance before tax	(501)	(62)	(565)	708	(11)	(592)	(866)

Additional information
Total assets (CHF billion)[3]	37.6	43.1	56.1	(13)	(33)
BIS risk-weighted assets (CHF billion)[4]	21.2	24.4	20.3	(13)	4
Personnel before allocations (full-time equivalents)	52	51	52	2	0
Allocations from business divisions (full-time equivalents)	231	233	249	(1)	(7)
Personnel after allocations (full-time equivalents)	283	284	301	0	(6)

1 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision.    2  Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    3  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    4  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.

40

UBS business divisions and Corporate Center

Results: 4Q12 vs 3Q12

Operating income

Total operating income was CHF 23 million in the fourth quarter compared with CHF 110 million in the third quarter, mainly due to a reduction in the revaluation gain for our option to acquire the SNB StabFund’s equity, which was CHF 91 million compared with a gain of CHF 263 million in the prior quarter.

è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Excluding the SNB StabFund option, total operating income from the Legacy Portfolio was negative CHF 71 million compared with negative CHF 156 million. The fourth quarter included a negative basis adjustment of CHF 36 million related to student loan auction rate securities. In addition, the fourth quarter included a net credit loss recovery of CHF 11 million, while the third quarter included a net credit loss expense of CHF 122 million mainly reflecting an impairment charge related to certain student loan auction rate securities that were sold in the fourth quarter.

Operating expenses

Total operating expenses increased to CHF 524 million from CHF 172 million in the prior quarter, primarily due to higher charges for provisions for litigation, regulatory and similar matters including claims related to sales of residential mortgage-backed securities in the fourth quarter.

BIS risk-weighted assets

Risk-weighted assets (RWA) measured on a Basel 2.5 basis decreased by CHF 3 billion to CHF 21 billion at the end of the fourth quarter, largely due to sales of certain student loan auction rate securities. Our pro-forma Basel III RWA for the Legacy Portfolio decreased to CHF 38 billion over the quarter from CHF 49 billion due to the abovementioned sales and exposure reductions combined with model changes related to counterparty credit risk.

Personnel: 4Q12 vs 3Q12

At the end of the fourth quarter, a total of 283 personnel were employed within the SNB StabFund investment management team and the management team for the remainder of the Legacy Portfolio, compared with 284 in the prior quarter.

41

Risk and treasury management Management report

Risk management and control

Risk management and control

The overall level of market risk decreased over the quarter, reflecting active steps taken by the Investment Bank to reduce trading risks following the announcement in October 2012 regarding the accelerated implementation of our strategy.

Credit risk

The tables in this section provide an update of our credit risk exposures on 31 December 2012, including details of our banking products, allowances and provisions for credit losses and the composition and credit quality of our key loan portfolios in Wealth Management, Wealth Management Americas and Retail & Corporate. This section also includes an update on counterparty exposures from banking products and over-the-counter (OTC) derivative contracts booked within the Investment Bank and the Legacy Portfolio.

è	Refer to the “Group results” section of this report for information on credit loss expense/recovery in the fourth quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolios. These comprise the balance sheet line items Balances with central banks, Due from banks, and Loans as well as the off-balance-sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.

Our gross loan exposure was largely unchanged at CHF 281 billion, of which CHF 1.6 billion was impaired. The CHF 1.0 billion decrease in impaired loans mainly related to positions within the Legacy Portfolio, in particular to certain student loan auction rate securities that were sold in the fourth quarter of 2012.

Risk and treasury management

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
	31.12.12	30.9.12	31.12.12	30.9.12	31.12.12	30.9.12	31.12.12	30.9.12	31.12.12	30.9.12

Group
Balances with central banks	64,119	86,910							0.0	0.0
Due from banks	21,252	24,882	56	56	22	23			0.3	0.2
Loans	280,606	279,300	1,550	2,546	591	725	437	1,366	0.6	0.9
of which: related to Legacy Portfolio[4]	11,718	13,972	113	1,161	38	193	74	976	1.0	8.3
of which: related to other loans	268,888	265,328	1,437	1,385	553	532	363	389	0.5	0.5
Guarantees	20,058	19,008	76	71	56	57	6	6	0.4	0.4
Loan commitments	59,818	64,773	68	51	8	5			0.1	0.1
Banking products	445,852	474,872	1,749	2,724	677	809	443	1,371	0.4	0.6

Wealth Management
Balances with central banks	413	269							0.0	0.0
Due from banks	1,039	2,162							0.0	0.0
Loans	86,581	84,876	55	58	38	40	20	21	0.1	0.1
Guarantees	2,326	2,322							0.0	0.0
Loan commitments	1,574	1,471							0.0	0.0
Banking products	91,932	91,100	55	58	38	40	20	21	0.1	0.1

Wealth Management Americas
Balances with central banks	11,260	5,174							0.0	0.0
Due from banks	2,298	1,806							0.0	0.0
Loans	31,250	30,405	15	1	15	1			0.0	0.0
Guarantees	406	402							0.0	0.0
Loan commitments	1,214	1,287							0.0	0.0
Banking products	46,428	39,074	15	1	15	1	0	0	0.0	0.0

Investment Bank
Balances with central banks	21,049	32,038							0.0	0.0
Due from banks	14,260	16,713	11	11	2	3			0.1	0.1
Loans	12,646	13,120	412	482	36	44	99	158	3.3	3.7
Guarantees	7,271	6,820	49	49	48	47			0.7	0.7
Loan commitments	50,206	54,886	61	50					0.1	0.1
Banking products	105,432	123,577	533	592	85	93	99	158	0.5	0.5

Global Asset Management
Balances with central banks
Due from banks	343	332							0.0	0.0
Loans	91	80							0.0	0.0
Guarantees
Loan commitments
Banking products	433	411	0	0	0	0	0	0	0.0	0.0

Retail & Corporate
Balances with central banks	2,173	1,961							0.0	0.0
Due from banks	2,713	3,296	45	45	20	21			1.6	1.4
Loans	137,344	136,819	955	845	464	448	244	211	0.7	0.6
Guarantees	10,042	9,332	27	23	8	10	6	6	0.3	0.2
Loan commitments	6,787	7,087	7	1	8	5			0.1	0.0
Banking products	159,059	158,494	1,033	913	500	483	251	216	0.6	0.6

Corporate Center
Balances with central banks	29,224	47,468							0.0	0.0
Due from banks	599	574							0.0	0.0
Loans	12,695	14,001	113	1,161	38	193	74	976	0.9	8.3
of which: related to Legacy Portfolio [4]	11,718	13,972	113	1,161	38	193	74	976	1.0	8.3
Guarantees	12	132							0.0	0.0
Loan commitments	37	42							0.0	0.0
Banking products	42,568	62,216	113	1,161	38	193	74	976	0.3	1.9

1  Excludes allowances for securities borrowed.    2  Excludes reclassified securities that are not considered impaired.    3  Excludes CHF 114 million (30.9.12: CHF 134 million) in collective loan loss allowances.    4  Includes reclassified securities, see “Note 14 Reclassification of financial assets” in the “Financial information” section of this report for more information.

45

Risk management and control

Wealth Management loan portfolio

Our Wealth Management loan portfolio is mainly secured by securities, residential property and cash (including certain fiduciary investments) as outlined in the table “Wealth Management and Retail & Corporate: composition of loan portfolio, gross”.

Retail & Corporate loan portfolio

Our largest loan portfolio is our mortgage portfolio, which principally comprises mortgage loans within Switzerland.

The composition of the Retail & Corporate loan portfolio was largely unchanged over the quarter; 92% was secured by collateral and, based on our internal ratings, 54% of the unsecured amount was rated investment grade. Furthermore, 60% of the unsecured portfolio related to cash flow-based lending to corporate counterparties, and 22% to lending to public authorities.

Investment Bank

The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and single-name credit hedges. Further breakdowns are provided within the table “Investment Bank: dis-

Wealth Management and Retail & Corporate: composition of loan portfolio, gross

	Wealth Management				Retail & Corporate
	31.12.12[1]		30.9.12		31.12.12		30.9.12
	CHF million	%	CHF million	%	CHF million	%	CHF million	%
Secured by residential property	30,829	35.6	30,845	36.3	98,681	71.8	97,932	71.6
Secured by commercial/industrial property	1,972	2.3	1,936	2.3	19,861	14.5	19,959	14.6
Secured by cash	12,235	14.1	12,266	14.5	173	0.1	234	0.2
Secured by securities	34,973	40.4	33,208	39.1	1,414	1.0	1,337	1.0
Secured by guarantees and other collateral	6,265	7.2	6,462	7.6	5,875	4.3	5,725	4.2
Unsecured loans	307	0.4	158	0.2	11,340	8.3	11,631	8.5
Total loans, gross	86,581	100.0	84,876	100.0	137,344	100.0	136,819	100.0
Total loans, net of allowances and credit hedges	86,540		84,833		136,770		136,242

1 Exposures as of 31 December 2012 reflect a refined reporting process for allocating Wealth Management loans to the secured and unsecured categories and are therefore not directly comparable to the prior period exposures.

Investment Bank: banking products and OTC derivatives exposure1

		Banking products	OTC derivatives
CHF million	31.12.12	30.9.12	31.12.12	30.9.12
Total exposure, before deduction of allowances and provisions, CVA and hedges	76,673	79,363	23,848	28,325
Less: allowances, provisions and CVA	(51)	(55)	(559)	(646)
Less: credit protection bought (credit default swaps, notional)	(20,619)	(18,455)	(2,005)	(2,723)
Net exposure after allowances and provisions, CVA and hedges	56,003	60,853	21,285	24,956

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			31.12.12						30.9.12
				LGD buckets				Weighted		Weighted
	Moody’s Investors	Standard &						average		average
Internal UBS rating	Service mapping	Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB–	35,075	9,875	17,035	2,679	5,486	44	41,347	44
Sub-investment grade			20,928	12,017	6,632	1,573	705	25	19,505	25
of which: 6–9	Ba1 to B1	BB+ to B+	14,139	9,104	3,937	847	251	22	12,966	24
of which: 10–12	B2 to Caa	B to CCC	6,590	2,805	2,621	710	454	32	6,226	27
of which:13 and defaulted	Ca and lower	CC and lower	199	108	75	16	0	21	313	23
Net banking products exposure, after application of credit hedges[1]			56,003	21,892	23,667	4,252	6,191	37	60,853	38

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

46

Risk and treasury management

tribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets”.

At the end of the fourth quarter and based on internal ratings, 63% of our net banking products exposure was classified as investment grade compared with 68% at the end of the prior quarter. The majority of the exposure had estimated loss given defaults of between 0% and 50%.

Legacy Portfolio

Loans within the Legacy Portfolio decreased from CHF 14.0 billion to CHF 11.7 billion and predominantly comprise assets reclassified in the fourth quarter of 2008 from Held for trading to Loans and receivables, student loan auction rate securities and our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management Inc.

Taking into account the amounts held in escrow, the loan to the RMBS Opportunities Master Fund, LP decreased by USD 0.2 billion in the fourth quarter to USD 3.6 billion.

The net replacement value of our OTC contracts after application of master netting agreements, hedges and credit valuation adjustments within the Legacy Portfolio decreased to CHF 3.2 billion from CHF 3.5 billion at the end of the prior quarter.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on our loan to the RMBS Opportunities Master Fund, LP

Exposure to student loan auction rate securities

Our exposure to student loan auction rate securities (ARS) reduced during the fourth quarter by USD 1.3 billion to USD 4.1 billion. At the end of the quarter, 88% of the collateral underlying the remaining student loan ARS inventory was backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

Exposure to monoline insurers

The majority of our exposure to monoline insurers arises from credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers, calculated as the sum of the fair values of individual CDS after credit valuation adjustments (CVA).

The total fair value of CDS protection purchased from monoline insurers decreased from USD 0.8 billion to USD 0.6 billion after cumulative CVA of USD 0.3 billion. This exposure is materially hedged via single name credit default swaps.

è	Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section for more information

Student loan ARS inventory

	Carrying value
USD million	31.12.12		30.9.12
US student loan ARS	4,110	[1]	5,448
of which: rated BB– and above	4,062		5,117
of which: rated below BB–	47		331

1 Includes USD 1.8 billion (CHF 1.6 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter 2008. Refer to “Note 14 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating1

		31.12.12
	Notional amount[2]	Fair value of CDS	Credit valuation adjustment	Fair value of CDS after credit valua- tion adjustment
USD million	Column 1	Column 2	Column 3	Column 4 (=2–3)
Credit protection bought from monoline insurers, by rating [3]
of which: from monolines rated investment grade (BBB and above)	1,130	291	66	225
of which: from monolines rated sub-investment grade (BB and below)	4,599	684	277	407
Total 31.12.12	5,729	975	343	633
Total 30.9.12	5,762	1,152	332	820

1 Excludes the benefit of credit protection purchased from unrelated third parties.     2 Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.    3 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.

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Risk management and control

Exposures to selected eurozone countries

We continue to monitor and manage our exposure to peripheral European countries closely, and our direct exposure to Greece, Italy, Ireland, Portugal and Spain remains limited.

In addition to monitoring direct exposure, we actively consider the inter-linkages among eurozone countries and institutions. We monitor and evaluate the policy responses of key EU institutions and the International Monetary Fund. In addition, we evaluate the implications of these developments for a broad range of countries and institutions beyond Europe when calibrating our eurozone-focused stress scenarios and making assumptions about the behavior of a variety of factors, including currencies, GDP, equity markets, consumer price index, corporate spreads, sovereign CDS and interest rates. We apply these stress scenarios to our risk portfolios as part of our firm-wide stress testing framework. Furthermore, we subject our OTC exposures with a wide range of counterparties to these stress scenarios to gain an understanding of potential adverse impacts on our counterparty exposures, as well as to help identify so-called wrong-way risks.

The table “Exposures to selected eurozone countries” provides an overview of our exposure to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies. The overview provides an internal risk view of gross and net exposures split by sovereign, local government, bank and other counterpar-ties. The sovereign category includes agencies and central banks. Corporates, insurance companies and funds are included within the “Other” category. The exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped in “Other”.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on country risk

Country risk exposure measure

The presentation of country risk follows our internal risk view, whereby the basis for measurement of exposures depends on the product category into which we have classified our exposures:

–

Banking products are loans (at amortized cost), loan commitments (notional basis) and guarantees (notional basis), and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

–

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value after taking into account master netting agreements.

–

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell.

    As we manage the trading inventory on a net basis, we net the value of long positions against short positions with the same underlying issuer. Net exposures are, however, floored at zero per issuer in the figures presented. Therefore we do not recognize the potentially offsetting benefit of certain hedges and short positions across issuers.

We do not recognize any expected recovery values when reporting country exposures as “Exposure before hedges”, except for the risk-reducing effects of master netting agreements and collateral held in the form of either cash or portfolios of diversified marketable securities, which we deduct from the basic positive exposure values. Within banking products and traded products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

Country risk exposure allocation

In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security. For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country.

This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral, where we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

We apply a specific approach to banking products exposures to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the firm and additionally in full against the country in which the branch is located.

    In the case of derivatives, we show the counterparty risk associated with the positive replacement value against the country of domicile of the counterparty (presented within “Traded products”). In addition, the risk associated with the instantaneous fall in value of the underlying reference asset to zero (assuming no recovery) is shown against the country of domicile of the issuer of the reference asset (presented within “Trading inventory”). This approach ensures that we capture both the counterparty and, where applicable, issuer elements of risk arising from derivatives and applies comprehensively for all derivatives, including single-name CDS and other credit derivatives. As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record (i) the fair value of the CDS (20) against country X (within “Traded products”) and (ii) the hedge benefit (notional minus fair value) of the CDS (100–20=80) against country Y (within “Trading inventory”). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure

48

Risk and treasury management

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, loan commitments, guarantees)				Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.12.12		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	9,990	8,777	3,462		2,403	899	1,817	1,663	4,711
Sovereign, agencies and central bank	4,656	4,448	190		103		341	220	4,125
Local governments	48	48	10		10		4	4	34
Banks	1,719	1,719	1,285		1,285		400	400	33
Other[2]	3,567	2,562	1,976		1,005		1,072	1,038	519
Italy	5,897	4,389	1,647		1,065	705	1,973	1,048	2,276
Sovereign, agencies and central bank	2,361	1,471	28		28		1,315	424	1,019
Local governments	141	141					141	141	0
Banks	715	715	438		438		264	264	13
Other[2]	2,679	2,061	1,181		598		253	218	1,244
Spain	4,567	3,712	3,325		2,680	101	408	198	834
Sovereign, agencies and central bank	180	180	15		15				164
Local governments	20	20					14	14	6
Banks	2,667	2,667	2,580	[3]	2,580		85	85	2
Other[2]	1,701	846	729		85		310	99	662
Austria	2,060	1,927	175		175	54	1,054	920	831
Sovereign, agencies and central bank	1,609	1,476	12		12		921	787	676
Local governments	11	11					7	7	4
Banks	238	238	16		16		120	120	101
Other[2]	202	202	148		148		5	5	49
Ireland[4]	1,391	1,391	399		399	3	855	855	137
Sovereign, agencies and central bank	15	15					3	3	12
Local governments
Banks	441	441	381		381		28	28	32
Other[2]	936	936	18		18		824	824	93
Belgium	573	558	103		103	32	391	376	79
Sovereign, agencies and central bank	344	329	3		3		316	302	24
Local governments	1	1							1
Banks	91	91	36		36		44	44	11
Other[2]	137	137	64		64		31	31	42
Portugal	160	63	118		22	21	8	8	34
Sovereign, agencies and central bank	12	12							12
Local governments
Banks	31	31	21		21		8	8	2
Other[2]	117	20	97		0		0	0	20
Greece	48	48	4		4	3	1	1	43
Sovereign, agencies and central bank	35	35	0		0		1	1	34
Local governments
Banks	0	0	0		0		0	0
Other[2]	12	12	3		3				9
Other	212	212	146		146	25	51	51	14

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions of CHF 35 million (of which: Austria CHF 13 million, Malta CHF 8 million and France CHF 7 million).    2 Includes corporates, insurance companies and funds.     3 The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities.    4 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

49

Risk management and control

of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset.

CDS are primarily bought and sold in relation to our trading businesses, but are also used to hedge parts of our risk exposure, including that related to selected eurozone countries. At 31 December 2012, and not taking into account the risk-reducing effect of master netting agreements, we had purchased approximately CHF 91 billion gross notional of single name CDS protection on issuers domiciled in Greece, Italy, Ireland, Portugal or Spain (GIIPS) and had sold CHF 88 billion gross notional of single name CDS protection. On a net basis, taking into account the risk-reducing effect of master netting agreements, this equates to approximately CHF 18 billion notional purchased and CHF 15 billion notional sold. More than 99% of gross protection purchased was from investment grade counterparties (based on internal ratings) and on a collateralized basis. The vast majority of this was from financial institutions domiciled outside the eurozone. Less than CHF 1 billion of the gross protection purchased was from counterparties domiciled in a GIIPS country and less than CHF 0.5 billion was with counterparties domiciled in the same country as the reference entity.

Holding CDS for credit default protection does not necessarily protect the buyer of protection against losses, as the contracts will only pay out under certain scenarios. The effectiveness of our CDS protection as a hedge of default risk is influenced by a number of factors, including the contractual terms under which the CDS was written. Generally, only the occurrence of a credit event as defined by the CDS terms (which may include among other events, failure to pay, restructuring or bankruptcy) results in a payment under the purchased credit protection contracts. For CDS contracts on sovereign obligations, repudiation can also be deemed as a default event but would need legal clarification. The determination as to whether a credit event has occurred is made by the relevant International Swaps and Derivatives Association, Inc. (ISDA) determination committees (comprised of various ISDA member firms) based on the terms of the CDS and the facts and circumstances surrounding the event.

Market risk

Most of our market risk originates from the Investment Bank’s trading activities. The Group Treasury function (part of the Corporate Center) assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Market risk also arises within our Legacy Portfolio (part of the Corporate Center), and our wealth and asset management operations also take limited market risk in relation to client business.

Trading portfolios

For the purposes of our risk disclosure, the 1-day 95% confidence level value-at-risk (VaR) is used to quantify market risk exposures in our trading portfolios. This measure is also used for internal management purposes and applies to the market risk position population, that group of portfolios for which positions are generally marked to market on a daily basis and that are actively managed under market risk trading limits. Any material market risks that arise from positions outside of this population (e.g. the option to acquire equity of the SNB StabFund) are discussed separately either via sensitivity analysis within the “Non-trading portfolios – valuation and sensitivity information by instrument category” section, as part of our disclosure of sensitivity of “Interest rate in the banking book”, or by other means (e.g. the composition of equity investments in the Market risk section of our Annual Report).

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on market risk and the composition of equity investments

Value-at-risk definition

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period. We calculate VaR on a daily basis on our end-of-day positions. Our VaR calculation is based on the application of historical changes in market risk factors directly to our current positions – a method known as historical simulation.

We use a single VaR model for both internal management purposes and for determining market risk regulatory capital requirements, although the confidence levels and time horizons differ. For internal management purposes we measure VaR at the 95% confidence level using a 1-day holding period. The regulatory measure of risk used to underpin the market risk capital requirement under the Basel accord, by contrast, requires a measure equivalent to a 99% confidence level and using a 10-day holding horizon.

Our VaR model is approved by FINMA and any significant revisions of our VaR methodology and model are also subject to regulatory approval.

Value-at-risk limitations

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures. The limitations of VaR include the following:

–

The use of a five-year window means that sudden increases in market volatility will not tend to increase VaR as quickly as the use of shorter historical observation periods, but the increase will impact our VaR for a longer period of time.

–	The VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.
–	The 1-day time horizon in the VaR measure, or 10-day in the case of regulatory VaR, may not fully capture the market risk of positions that cannot be closed out or hedged within the specified period.

50

Risk and treasury management

–

In certain cases, VaR calculations approximate the impact of changes in risk factors on the values of positions and portfolios. This may happen because the number of risk factors included in the VaR model is necessarily limited; for example, yield curve risk factors do not exist for all future dates.

–

The effect of extreme market movements is subject to estimation errors, which may result from non-linear risk sensitivities, as well as the potential for actual volatility and correlation levels to differ from assumptions implicit in the VaR calculations.

We recognize that no single measure may encompass the entirety of risks associated with a position or portfolio. Consequently, we employ a suite of various metrics with both overlapping and complementary characteristics in order to create a holistic framework which ensures material completeness of risk identification and measurement.

As a statistical aggregate risk measure, VaR is supplemented by a comprehensive framework of non-statistical measures and corresponding limits. This includes an extensive series of stress tests and scenario analyses that undergo continuous evaluation to ensure that, were an extreme but nevertheless plausible event to occur, the resulting losses would not exceed our appetite for losses.

Furthermore, we have an established framework to identify and quantify potential risks that are not adequately captured by our VaR model. Starting in the fourth quarter, this framework is used as the basis for underpinning such risks with regulatory capital by means of a methodology approved by FINMA. The resulting risk-weighted-assets (RWA) add-on does not reflect any diversification benefits across risks capitalized through VaR and those subject to this additional capital underpinning. At the end of the fourth quarter, the add-on amounted to approximately one-third of the sum of RWA from VaR and stressed VaR.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on market risk stress loss

Value-at-risk development in the fourth quarter

In the fourth quarter, we improved the component of our VaR model used to calculate equity price risk by replacing the existing single-factor model with a multi-factor model, which better captures the correlations among equity returns. The effects of this model change on Group management, regulatory and stressed VaR figures, prior to and at the time of go live, were reductions of between 10% and 20%.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data)

by business division and Corporate Center

	For the quarter ended 31.12.12						For the quarter ended 30.9.12
CHF million, except where indicated	Min.		Max.		Average	31.12.12	Min.		Max.		Average	30.9.12
Wealth Management	0		0		0	0	0		0		0	0
Wealth Management Americas	1		2		2	2	1		2		1	1
Investment Bank	15		30		23	15	22		30		26	27
Global Asset Management	0		0		0	0	0		0		0	0
Retail & Corporate	0		0		0	0	0		0		0	0
Corporate Center	10		13		10	10	9		17		11	10
Diversification effect	–	[1]	–	[1]	(10)	(9)	–	[1]	–	[1]	(11)	(9)
Total management VaR, Group	18		33		25	18	24		35		28	29
Diversification effect (%)					(28)	(34)					(28)	(24)
1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 31.12.12						For the quarter ended 30.9.12
CHF million, except where indicated	Min.		Max.		Average	31.12.12	Min.		Max.		Average	30.9.12
Equities	7		20		10	8	8		13		10	12
Interest rates	11		19		14	12	13		21		17	16
Credit spreads	26		37		30	26	23		35		27	30
Foreign exchange	3		11		5	5	3		13		7	7
Energy, metals and commodities	1		7		4	3	1		6		3	2
Diversification effect	–	[1]	–	[1]	(39)	(37)	–	[1]	–	[1]	(35)	(38)
Total management VaR, Group	18		33		25	18	24		35		28	29
Diversification effect (%)					(61)	(68)					(56)	(57)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

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Risk management and control

Backtesting

Backtesting compares 1-day 99% confidence level regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

We had one backtesting exception at Group level in the fourth quarter. We did not have any Group backtesting exceptions in the first three quarters of 2012.

Non-trading portfolios

For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis.

This section includes an overview of interest rate risk in the banking book and a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from management VaR. Some numbers are stated in US dollars, with the Swiss franc equivalent shown in brackets for comparative purposes.

Interest rate risk in the banking book

The table “Interest rate sensitivity – banking book” shows the impact on present value for an immediate +1-basis-point, ± 100-basis-points and ± 200-basis-points parallel move in yield curves. Due to the low level of interest rates, the downward moves by 100/200 basis points are floored at zero to ensure that the resulting interest rates are not negative. This effect, combined with pre-payment risk on US mortgage products, results in non-linear behavior of the exposure.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 and our first half 2012 Pillar 3 update for more information on interest rate risk in the banking book

Non-trading portfolios – valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

Included in our Legacy Portfolio are negative basis trades, whereby we purchased CDS protection from monoline insurers against UBS-held underlyings, including residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and commercial mortgage-backed securities (CMBS) CDO, transactions with collateralized loan obligations (CLO) and asset-backed securities (ABS) CDO. Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

Interest rate sensitivity – banking book

CHF million	31.12.12
	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(22.4)	(13.4)	(0.3)	(27.5)	(51.0)
EUR	21.0	13.3	(0.5)	(48.5)	(94.1)
GBP	(0.5)	2.3	(0.1)	(14.3)	(29.5)
USD	(197.3)	(138.3)	4.5	412.6	793.7
Other	(8.3)	(10.5)	0.2	20.2	40.3
Total impact on interest rate-sensitive banking book positions	(207.4)	(146.7)	3.8	342.5	659.4

CHF million	30.9.12
	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(19.3)	(12.1)	0.1	15.3	32.2
EUR	2.6	(1.7)	(0.8)	(72.2)	(143.1)
GBP	3.6	2.7	(0.1)	(6.4)	(12.5)
USD	(186.5)	(100.5)	2.6	261.3	464.1
Other	(28.7)	(26.6)	0.2	21.6	43.5
Total impact on interest rate-sensitive banking book positions	(228.3)	(138.1)	2.1	219.7	384.2

52

Risk and treasury management

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline CDS spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. Such an increase would have resulted in a USD 15 million (CHF 13 million) increase in the reported monoline CVA compared with USD 21 million (CHF 19 million) at the end of the prior quarter.

The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to increase the reported figures by approximately USD 3 million (CHF 2 million) compared with USD 2 million (CHF 2 million) at the end of the prior quarter. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD ABS. These are primarily CMBS and RMBS and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair-valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects. These fair value adjustments may also be considered a measurement of sensitivity.

The fair value of the US RLN credit protection was USD 120 million (CHF 110 million) at the end of the fourth quarter, including adjustments described above of USD 11 million (CHF 10 mil-

lion). This compares with USD 129 million (CHF 121 million) at the end of the prior quarter, which included an adjustment of USD 12 million (CHF 12 million).

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection as to the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

The fair value of the non-US RLN credit protection was USD 214 million (CHF 195 million) at the end of the fourth quarter, including adjustments of USD 42 million (CHF 39 million). This compares with a fair value of USD 334 million (CHF 314 million) at the end of the prior quarter, which included adjustments of USD 23 million (CHF 21 million). The reduction of the fair value exposure was mainly due to mark-to-market changes.

Option to acquire the equity of the SNB StabFund

Our call option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes in fair value recognized in profit or loss. At the end of the fourth quarter, the fair value of the option (after reserves) was USD 2,297 million (CHF 2,103 million). This compares with USD 2,199 million (CHF 2,068 million) at the end of the prior quarter. The increase in the value of the option during the period is primarily attributable to an increase in the market value of the underlying SNB StabFund assets.

The option valuation model utilizes cash flow projections for assets within the SNB StabFund across various economic scenarios. This model is calibrated to market levels by setting the spread above the one-month LIBOR rates used to discount future cash flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address the inherent valuation uncertainty associated with the forecasting process. This adjustment was USD 173 million (CHF 158 million) at the end of the fourth quarter compared with USD 114 million (CHF 107 million) at the end of the prior quarter.

A 100 basis-point increase in the discount rate would have decreased the option value by USD 181 million (CHF 166 million) at the end of the fourth quarter, compared with USD 174 million (CHF 164 million) at the end of the prior quarter. A 100 basis-point decrease would have increased the option value by USD 201 million (CHF 184 million) at the end of the fourth quarter, compared with USD 194 million (CHF 182 million) at the end of the prior quarter.

53

Risk management and control

Operational risk

The implementation of the enhanced operational risk framework remained a key focus during the fourth quarter. Momentum was maintained on implementation and refinement across the four main pillars, which are as follows:

1.	Introduction of a clear and logical taxonomy to provide a consistent framework for assessment and analysis of operational risk
2.	Assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	Assessment of residual risk through the operational risk assessment process
4.	Remediation to address identified deficiencies that are outside accepted levels of residual risk

The quarterly internal control assessment process, which requires functions to provide positive evidence of the effective operation of their key procedural controls, was completed for the third time and commenced for the fourth quarter with assessments completed in January 2013. This process was enhanced based on observations and best practices obtained from independent quality assessments of the first cycle. The process to aggregate and interpret the collective impact of deficiencies identified during the internal control assessment process was advanced through the inclusion of risk appetite statements, scenarios and extensive control and remediation effectiveness reviews. Issues with the largest potential impact on UBS or a high degree of regulatory focus, and the associated remediation pro-

grams, continue to be sponsored at the most senior level of the firm.

Legacy operational risk tools are being replaced by an enhanced system. As of December the system supports the assessment of Sarbanes Oxley (SOX) relevant key procedural controls, which were utilized for the fourth quarter internal control assessment process.

Operational risk control provides an independent and objective view on whether material operational risks are being managed adequately. In an effort to further support an integrated approach, the operational risk issue rating methodology was adopted by Global Compliance, Internal and External Audit, and is the standardized rating methodology within the firm.

Assessment of all known issues, irrespective of source, against the same rating scale supports clear prioritization and management focus on the key issues.

The specialist risk teams lead cross-divisional collaboration to ensure a coordinated approach to control in key areas such as information security, fraud, business continuity, financial reporting and treasury. Group Internal Audit continues to perform the enhanced assurance process for issue closure which was established in the third quarter.

Implementation of the revised operational risk framework will continue to progress into 2013, including further work on assessing operational risk appetite for each operational risk taxonomy category.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for information on our operational risk framework

54

Risk and treasury management

Balance sheet

As of 31 December 2012, our balance sheet stood at CHF 1,259 billion, a decrease of CHF 107 billion from 30 September 2012. Our funded assets, which represent total assets excluding positive replacement values, were reduced by CHF 76 billion to CHF 841 billion, primarily due to a decline in collateral trading, lower balances with central banks and a reduction in trading portfolio assets, predominantly relating to the accelerated implementation of our strategy announced in October 2012.

Assets

Product category view

Total assets decreased by CHF 107 billion, and funded assets were reduced by CHF 76 billion, of which CHF 20 billion was the result of currency movements during the quarter. Positive replacement values decreased by CHF 31 billion, mainly in the fixed income, currencies and commodities (FICC) business area within the Investment Bank, as interest rate contract values fell due to lower volumes and upward shifts in interest rate curves across all major currencies. Collateral trading assets, which include reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 25 billion which primarily reflected a deleveraging-related decrease of CHF 39 billion in the Investment Bank, mainly in FICC. This was partly offset by an increase of CHF 16 billion in collateral trading assets in our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury due to the re-balancing of this portfolio from cash and balances with central banks, which in total was reduced by CHF 22 billion. Trading portfolio assets were reduced by CHF 21 billion, mainly due to lower holdings in FICC of government, mortgage-backed and corporate debt instruments and precious metal positions, primarily as a result of the accelerated implementation of our strategy announced in October 2012. In addition, financial investments available-for-sale decreased by CHF 3 billion due to reduced mortgage-backed security holdings, and lending assets, which include due from banks, financial assets designated at fair value and loans, decreased by CHF 2 billion.

è	Refer to the “Balance sheet” and Notes 11 through 15 in the “Financial information” section of this report for more information

Divisional view

Most of the total asset reduction occurred within the Investment Bank, mainly in FICC, and primarily reflected the abovementioned accelerated implementation of our strategy. The abovementioned decreases in positive replacement values, collateral trading and trading portfolio assets were the main drivers of the Investment Bank’s balance sheet decrease of CHF 100 billion, or 13%, to CHF 672 billion, and its funded assets decrease of CHF 72 billion, or 21%, to CHF 275 billion. Legacy Portfolio assets were reduced by CHF 5 billion to CHF 38 billion as a result of position sales, redemptions and amortization. Corporate Center – Core Functions

55

Balance sheet

assets declined CHF 6 billion to CHF 223 billion as a result of a reduction in collateral trading assets and cash collateral receivables on derivative instruments centrally managed by the Asset Liability Management unit within Group Treasury. The average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets remained stable. Wealth Management Americas total assets increased by CHF 4 billion to 64 billion, primarily resulting from a continued inflow of customer deposits. Wealth Management, Retail & Corporate and Global Asset Management total assets were relatively unchanged at CHF 105 billion, CHF 145 billion and CHF 13 billion, respectively.

è	Refer to the “Recent developments” section of this report for more information on the transfer of the Asset Liability Management unit from the Investment Bank to the Corporate Center

Liabilities

Total liabilities decreased by CHF 105 billion, and total liabilities excluding negative replacement values declined by CHF 72 billion, of which CHF 15 billion was due to currency movements. Negative replacement values fell by CHF 32 billion, in line with the decline in positive replacement values. Collateral trading liabilities decreased by CHF 32 billion, consistent with the decrease in collateral trading assets. Trading portfolio liabilities were lower by CHF 16 billion, mainly due to a deleveraging-related reduction in debt instrument short positions. In addition, short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 22 billion primarily due to reduced funding requirements and to a lesser extent the negative interest charge imposed on financial institutions for Swiss franc clearing accounts effective 21 December 2012. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 3 billion, mainly due to currency movements. These decreases were slightly offset by an increase in customer deposits of CHF 3 billion to CHF 372 billion, primarily in Wealth Management Americas, which continued to attract client money into both current and deposit accounts.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 11 through 16 in the “Financial information” section of this report for more information

56

Risk and treasury management

Equity

Equity attributable to UBS shareholders decreased by CHF 2,170 million from CHF 48,065 million to CHF 45,895 million.

    Total comprehensive income attributable to UBS shareholders was negative CHF 2,416 million, reflecting the net loss attributable to UBS shareholders of CHF 1,890 million and negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 526 million (net of tax). Fourth-quarter OCI included foreign currency translation losses of CHF 543 million, as well as negative OCI movements related to cash flow hedges of CHF 256 million and financial investments available-for-sale of CHF 118 million, partly offset by gains on defined benefit plans of CHF 391 million.

    Share premium increased by CHF 279 million, mainly reflecting an increase of CHF 275 million related to employee share and share option plans.

    Treasury shares activity reduced equity attributable to UBS shareholders by CHF 35 million.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Total comprehensive income attributable to UBS shareholders: 4Q12 vs 3Q12” in the “Group results” section of this report for more information

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the effect on equity from the adoption of IAS 19R

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

57

Liquidity and funding

Liquidity and funding management

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources, and experienced further deposit inflows from wealth management and retail and corporate clients.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007 to 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times.

Liquidity regulation

At the end of the fourth quarter, we continued to maintain a sound liquidity position with a liquid asset buffer as per regulatory guidance for Basel III liquidity coverage ratio (LCR) of CHF 153 billion and additional contingent funding sources of CHF 64 billion. In aggregate, these sources of available liquidity represented 26% of our funded balance sheet assets.

As of 31 December 2012, UBS was in compliance with Swiss Financial Market Supervisory Authority (FINMA) liquidity requirements.

Currently, banks employ a wide range of interpretations to calculate the Basel III LCR and net stable funding ratio (NSFR). LCR ensures that banks hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2019) and NSFR (as of 2018). On 6 January 2013, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, endorsed amendments to the LCR to allow, among others, a phasing-in of the minimum LCR requirement from 60% in 2015 to 100% by 2019.

On 31 December 2012, our estimated pro-forma regulatory Basel III LCR was 113%, based on current supervisory guidance from FINMA. We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of the fourth quarter of 2012, the management LCR stood at 159%. On 31 December 2012, our estimated pro-forma NSFR was 108%, based on current regulatory guidance. The calculation of our pro-forma Basel III liquidity ratios includes estimates of the impact of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced.

è	Refer to the “Recent developments” section of this report for more information on the revisions to the LCR

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses and Retail & Corporate represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product offerings, and the global scope

58

Risk and treasury management

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.     2  Long-term debt issued also includes remaining maturities of less than 1 year.     3  Including structured debt instruments – OTC.

of our business activities, underpin our funding stability. We expect to have lower funding needs in the future as we continue to implement our strategy, and accordingly intend to repurchase debt selectively.

The composition of our funding sources continued the trend of shifting from secured to unsecured funding, as our overall customer deposits increased slightly by CHF 3 billion to CHF 372 billion, or 50% of our total funding sources compared with 46% in the prior quarter. Deposits from our wealth management businesses and from Retail & Corporate contributed 98%, or CHF 363 billion, of the total customer deposits (shown in the “UBS asset funding” graph) compared with 97% in the prior quarter. Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, decreased from 9.6% to 7.5%, mainly reflecting reduced funding requirements as a result of the continued deleveraging of our balance sheet and due to the effects of negative interest charge imposed on financial institutions for Swiss franc clearing accounts effective 21 December 2012.

Our outstanding long-term debt, including financial liabilities at fair value, remained relatively stable during the quarter at CHF 165 billion. Long-term debt represented 22.1% of our funding sources as shown in the “UBS: funding by product and currency” table, slightly up from 20.9% at prior quarter-end. During the quarter, we raised term funds through medium-term note issuances and private placements. None of our unsecured public bonds matured and we redeemed CHF 0.3 billion of Swiss Pfand-briefe.

    On 1 November 2012, Fitch affirmed UBS’s long-term rating of “A” (stable outlook) and put UBS’s “Viability Rating” of “a–” on “Rating Watch Positive”. On 20 December 2012, Standard & Poor’s affirmed UBS’s long-term rating of “A” and stable outlook.

The secured financing (repurchase agreements and securities lent against cash collateral received) percentage of our funding sources decreased to 6.2% from 9.8%, as shown in the “UBS: funding by product and currency” table. At the end of the fourth quarter, we borrowed CHF 121 billion less cash on a collateralized basis than we lent, higher than the previous quarter-end balance of CHF 115 billion. The decrease in secured funding and lending was mainly related to the ongoing deleveraging of our balance sheet.

As of 31 December 2012, our coverage ratio of customer deposits to our outstanding loan balance was 133%, unchanged from 30 September 2012.

59

Liquidity and funding

UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
In %[1]	31.12.12	30.9.12	31.12.12	30.9.12	31.12.12	30.9.12	31.12.12	30.9.12	31.12.12	30.9.12
Securities lending	1.2	1.3	0.4	0.1	0.2	0.4	0.5	0.5	0.2	0.2
Repurchase agreements	5.0	8.5	0.0	0.0	1.1	1.9	3.3	5.7	0.6	0.8
Due to banks	3.1	4.1	0.5	1.0	0.2	0.4	0.7	0.9	1.6	1.8
Short-term debt issued	4.4	5.5	0.3	0.4	0.8	1.0	2.7	3.3	0.6	0.7
Retail savings/deposits	18.0	16.1	11.8	10.9	0.8	0.7	5.4	4.5	0.0	0.0
Demand deposits	21.6	19.6	7.8	7.2	4.2	3.7	6.4	5.9	3.2	2.8
Fiduciary deposits	3.3	3.1	0.1	0.0	0.8	0.8	2.0	1.8	0.5	0.4
Time deposits	6.9	7.2	0.2	0.2	0.5	0.7	3.7	3.7	2.5	2.6
Long-term debt issued	22.1	20.9	2.8	2.6	7.3	7.0	9.1	8.4	2.9	3.0
Cash collateral payables on derivative instruments	9.5	9.0	0.3	0.3	5.0	4.6	3.2	3.4	0.9	0.8
Prime brokerage payables	4.8	4.7	0.1	0.1	0.5	0.5	3.3	3.3	0.8	0.8
Total	100.0	100.0	24.4	22.9	21.5	21.6	40.2	41.4	13.9	14.0

1 As a percent of total funding sources defined as the CHF 746 billion and the CHF 803 billion on the balance sheet as of 31 December 2012 and 30 September 2012 respectively, comprising repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables.

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Risk and treasury management

Capital management

Our Basel 2.5 tier 1 capital ratio continued to improve and stood at 21.3% on 31 December 2012, up 1.1 percentage points from 30 September 2012. Basel 2.5 tier 1 capital declined by CHF 1.4 billion due to our quarterly net loss and negative foreign currency effects. Basel 2.5 risk-weighted assets declined by CHF 17.8 billion to CHF 192.5 billion on 31 December 2012. Our pro-forma Basel III common equity tier 1 capital ratio on a phase-in basis continued to increase and was 15.3% on 31 December 2012, 1.7 percentage points higher than on 30 September 2012 and on a fully applied basis our Basel III common equity tier 1 capital ratio was 9.8%, up 0.5 percentage points over the same period.

Basel 2.5 capital ratios

On 31 December 2012, our tier 1 capital ratio was 21.3% compared with 20.2% on 30 September 2012 and our core tier 1 capital ratio was 19.0%, up from 18.1% on 30 September 2012. Our tier 1 capital declined by CHF 1.4 billion to CHF 41.0 billion, while risk-weighted assets (RWA) decreased by CHF 17.8 billion to CHF 192.5 billion. Our total capital ratio was 25.2% on 31 De-cember 2012, up from 23.6% on 30 September 2012. The improvement in our capital ratios reflects the positive effect of the reduction in RWA more than offsetting the reduction in capital.

Basel 2.5 risk-weighted assets

We publish RWA according to the Basel 2.5 framework. However, our RWA for supervisory purposes are based on FINMA regulations, and are higher than under the Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk. Under Basel III, these surcharges are no longer applicable.

    Basel 2.5 RWA were CHF 17.8 billion lower at CHF 192.5 billion at the end of the fourth quarter compared with the third quarter-end mainly due to declines in credit risk RWA of CHF 16.1 billion and market risk RWA of CHF 1.5 billion.

    The decline in credit risk RWA was predominantly a result of the accelerated implementation of our strategy, additional hedging activities and further sales of certain student loan auction rate securities in the Legacy Portfolio. The aforementioned activities impacted most credit risk products such as derivatives, securitizations, drawn and undrawn loans as well as secured financing transactions. The market risk RWA decline was mainly due to lower incremental risk charge RWA driven by hedging activities, partly offset by higher regulatory value-at-risk (VaR)/stressed VaR mainly due to a new add-on now applied for potential risks not adequately captured in VaR. Non-counterparty-related risk RWA and operational risk RWA were broadly unchanged.

è	Refer to the “Market risk” section of the “Risk management and control” section of this report for more information

Basel 2.5 eligible capital

Basel 2.5 tier 1 capital

Tier 1 capital decreased by CHF 1.4 billion to CHF 41.0 billion due to the quarterly net loss of CHF 1.9 billion, negative foreign currency effects of CHF 0.4 billion, and other negative effects of CHF 0.4 billion, which mainly relates to a charge for an increase in high-trigger loss-absorbing capital resulting from compensation awards. These negative effects were partially offset by own share-related components of CHF 0.6 billion, the reversal of own credit losses of CHF 0.4 billion for the purpose of capital calculation and lower capital deduction items of CHF 0.2 billion.

    The adoption of IAS 19R had no effect on tier 1 capital. The regulatory capital effect of the adoption will be phased in annually from 1 January 2014 under Basel III.

è	Refer to the “Recent developments” section of this report for more information

61

Capital management

Basel 2.5 capital information

CHF million, except where indicated	31.12.12	30.9.12	31.12.11
BIS core tier 1 capital	36,666	38,049	34,014
BIS tier 1 capital	40,982	42,396	38,370
BIS total capital	48,498	49,533	41,564
BIS core tier 1 capital ratio (%)	19.0	18.1	14.1
BIS tier 1 capital ratio (%)	21.3	20.2	15.9
BIS total capital ratio (%)	25.2	23.6	17.2
BIS risk-weighted assets	192,505	210,278	240,962
of which: credit risk[1]	105,807	121,925	126,804
of which: non-counterparty related risk	6,248	6,289	6,050
of which: market risk	27,173	28,704	49,241
of which: operational risk	53,277	53,360	58,867
[1] Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades). Reconciliation IFRS equity to Basel 2.5 BIS capital
CHF million	31.12.12	30.9.12	31.12.11
IFRS equity attributable to UBS shareholders	45,895	48,065	48,530
of which: effect of the adoption of IAS 19R1	(3,948)	(4,384)	(4,917)
Reversal of the effect of the adoption of IAS 19R1	3,948	4,384	4,917
Treasury shares at cost/Equity classified as obligation to purchase own shares	1,108	1,076	1,198
Own credit, net of tax[2]	292	(141)	(1,842)
Unrealized gains from financial investments available-for-sale, net of tax[2]	(232)	(338)	(228)
Unrealized (gains)/losses from cash flow hedges, net of tax[2]	(2,983)	(3,240)	(2,600)
Other[3]	(1,286)	(908)	(798)
BIS core tier 1 capital prior to deductions	46,742	48,897	49,177
of which: paid-in share capital	384	383	383
of which: share premium, retained earnings, currency translation differences and other elements	46,358	48,514	48,794
Less: treasury shares/deduction for own shares[4]	(1,460)	(1,804)	(2,131)
Less: goodwill & intangible assets	(6,461)	(6,632)	(9,695)
Less: securitization exposures[5]	(1,469)	(1,648)	(2,627)
Less: other deduction items[6]	(685)	(763)	(711)
BIS core tier 1 capital	36,666	38,049	34,014
Hybrid tier 1 capital	4,316	4,347	4,356
of which: non-innovative capital instruments	1,476	1,484	1,490
of which: innovative capital instruments	2,839	2,863	2,866
BIS tier 1 capital	40,982	42,396	38,370
Upper tier 2 capital	127	188	388
Lower tier 2 capital	9,544	9,361	6,145
Less: securitization exposures[5]	(1,469)	(1,648)	(2,627)
Less: other deduction items[6]	(685)	(763)	(711)
BIS total capital	48,498	49,533	41,564

1 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the adoption of IAS 19R.    2  IFRS equity components which are not recognized for capital purposes, adjusted for changes in foreign exchange.    3  Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations, prudential valuation, accrued dividend payment and the charge for compensation related to the increase in Basel III-compliant loss-absorbing tier 2 capital.    4  Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.    5  Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 2,103 million on 31 December 2012, CHF 2,068 million on 30 September 2012 and CHF 1,629 million on 31 December 2011).    6  Positions to be deducted at 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected losses on non-trading equity exposures (simple risk weight method).

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Risk and treasury management

Basel 2.5 tier 2 capital

Our tier 2 capital increased by net CHF 0.4 billion to CHF 7.5 billion, mainly due to the aforementioned charge for an increase in high-trigger loss-absorbing capital resulting from compensation awards, partially offset by the negative effects due to changes in eligible tier 2 capital and tier 2 deduction items.

Pro-forma Basel III common equity and risk-weighted assets

The following pro-forma Basel III information is not required to be presented because Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they are effective as of 1 January 2013 and significantly impact our RWA and eligible capital.

    The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges.

Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

    We provide information on pro-forma Basel III RWA and capital, both on a phase-in and on a fully applied basis. The information provided on a fully applied basis does not consider the effects of the transition period, during which new capital deductions are phased in and ineligible capital instruments are phased out.

    On 31 December 2012, our Basel III common equity tier 1 (CET1) capital on a fully applied basis was CHF 25.2 billion, a decline of CHF 2.8 billion from 30 September 2012. The decline was due to the quarterly net loss, the impact of adopting IAS 19R and other negative effects, offset by the reversal of own credit losses for the purpose of capital calculation. Pro-forma Basel III RWA were estimated to be CHF 258 billion on a fully applied basis at the end of the fourth quarter, declining CHF 43 billion compared with the prior quarter mainly as a result of the same factors that caused a decrease in Basel 2.5 RWA, a lower credit valuation adjustment

Pro-forma BIS Basel III capital information

CHF billion	31.12.12	30.9.12 [1]	31.12.11[1]
Basel 2.5 tier 1 capital	41.0	42.4	38.4
Hybrid tier 1 capital	(4.3)	(4.3)	(4.4)
Deferred tax assets related to net operating losses	(5.9)	(5.3)	(8.0)
Deferred pension expenses		(3.8)	(3.3)
Effect of the implementation of IAS 19R	(4.6)
SNB StabFund option	(1.1)	(1.0)	0.8
Low-rated securitization exposures	0.4	0.6	1.8
Other adjustments[2]	(0.3)	(0.5)	0.1
Basel III common equity tier 1 (fully applied)	25.2	28.0	25.3
Basel III loss-absorbing capital	4.2	3.8	0.0
Basel III total capital (fully applied)	29.3	31.8	25.3
Basel III common equity tier 1 (phase-in)[3]	40.0	41.5	41.0
Basel III loss-absorbing capital	4.2	3.8	0.0
Basel III tier 2 capital (phase-in)	5.4	5.6	6.1
Basel III total capital (phase-in)	49.6	50.9	47.1
Basel 2.5 risk-weighted assets	193	210	241
Basel III uplift[4]	66	91	139
Basel III risk-weighted assets (fully applied)	258	301	380
Basel III risk-weighted assets (phase-in)[5]	262	305	383
Basel III common equity tier 1 ratio (%) (fully applied)	9.8	9.3	6.7
Basel III common equity tier 1 ratio (%) (phase-in)	15.3	13.6	10.7
Basel III total capital ratio (%) (fully applied)	11.4	10.6	6.7
Basel III total capital ratio (%) (phase-in)	18.9	16.7	12.3

1 Does not include the effect of the implementation of IAS 19R and calculation refinements affecting 31 December 2012 figures.    2  Includes the following deductions: qualifying non-controlling interests, own shares held by the Investment Bank, own credit on replacement values (DVA), expected losses on non-trading equity exposures, goodwill related to investments in associates and shortfall of general provisions vs. expected losses. Also includes the following additions: investments in non-consolidated entities, failed trades, goodwill-related deferred tax losses and unrealized gains on financial investments available-for-sale (only relevant for 31 December 2011).    3  Basel III phase-in rules applied on goodwill covered by hybrid tier 1 capital, deferred tax assets on net operating losses and effects of pension accounting related components.    4  The Basel III RWA uplift consists mainly of revised treatment of low-rated securitization exposures, credit valuation adjustments and other changes.    5  Includes the RWA effect of pension accounting related components, which are phased in.

63

Capital management

charge and lower RWA on low-rated securitization exposures. The resulting Basel III CET1 capital ratio on a fully applied basis stood at 9.8% on 31 December 2012, an increase of 0.5 percentage points from 9.3% on 30 September 2012. On a phase-in basis, we estimate our Basel III CET1 capital ratio at 15.3% on 31 December 2012 compared with 13.6% on 30 September 2012. The regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 on an after-tax basis, such that regulatory capital becomes fully adjusted on 1 January 2018.

è	Refer to the “Recent developments” section of this report for more information on the effect of adopting IAS 19R and the internal ratings-based multiplier for Swiss residential mortgages

Currency management

Market risk arising from management of consolidated capital

The majority of our capital and many of our assets are denominated in Swiss francs but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which are recorded through IFRS equity. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the impact of foreign exchange movements on both the Basel III tier 1 capital ratio and the Basel III common equity tier 1 capital (fully applied). Limits are in place, both for the sensitivity of the Basel III tier 1 capital ratio and the Basel III common equity tier 1 capital, to a ±10% change in the Swiss franc against other currencies. As of 31 December 2012, the estimated sensitivities of the Basel III tier 1 capital ratio and Basel III common equity tier 1 capital (fully applied) to a 10% appreciation or depreciation of the Swiss franc against other currencies were 30 basis points and CHF 764 million, respectively.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at Group level, with the expectation that the ratio will exceed this level during normal times. At the end of the fourth quarter of 2012, our leverage ratio was 6.3%, an increase of 0.2 percentage points compared with the end of the third quarter.

    In the first quarter of 2013 the existing FINMA leverage ratio will be replaced by a FINMA Basel III “too-big-to-fail” (TBTF) minimum leverage ratio for systemically important banks. The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement at all requirement levels. Our pro-forma FINMA TBTF leverage ratio on a phase-in total capital requirement basis was 3.6% on 31 December 2012, compared with an estimated target requirement of 4.2% on 1 January 2019.

Equity attribution

Our equity attribution framework aims to guide each business toward activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity in each of our business divisions, and integrates Group-wide capital management activities with those at business division level. Following the announcement of the accelerated implementation of our strategy in October 2012, the average equity attributed to the Investment Bank decreased in the fourth quarter by CHF 6.6 billion to CHF 18.5 billion. This decrease was driven by the projected decreases in Basel III RWA, Basel III leverage ratio denominator, and risk-based capital, as well as by the goodwill impairment recorded at the end of the third quarter. The average total amount of equity attributed to our business divisions and the Corporate Center decreased in the fourth quarter by CHF 5.3 billion to CHF 45.5 billion. Equity attributable to UBS shareholders averaged CHF 47.0 billion, resulting in a difference of CHF 1.5 billion.

è	Refer to the “Capital management” section of our Annual Report 2011 for further information on our equity attribution framework

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank for hedging related derivatives and for market making in UBS shares. Total UBS shares issued increased by 1,670,176 shares in the fourth quarter due to the exercise of employee share options.

    Treasury shares held by the Group increased slightly by 148,117 shares.

64

Risk and treasury management

FINMA leverage ratio

		Average
CHF billion, except where indicated	4Q12	3Q12	4Q11
Total balance sheet assets (IFRS)[1]	1,287.0	1,408.5	1,390.7
Less: netting of replacement values[2]	(395.4)	(439.2)	(436.6)
Less: loans to Swiss clients (excluding banks)[3]	(166.2)	(165.8)	(163.6)
Less: cash and balances with central banks	(68.3)	(97.0)	(65.8)
Less: other[4]	(8.7)	(11.1)	(12.8)
Total adjusted assets	648.4	695.4	711.9
FINMA tier 1 capital (at quarter end)	41.0	42.4	38.4
FINMA leverage ratio (%)	6.3	6.1	5.4

[1] Total assets are calculated as the average of the month-end values for the three months in the calculation period.    [2]  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law, based on the IFRS scope of consolidation.    [3]  Includes mortgage loans to international clients for properties located in Switzerland.    [4]  Refer to the “Reconciliation IFRS equity to Basel 2.5 BIS capital” table for more information on deductions of assets from FINMA tier 1 capital.

Average attributed equity

CHF billion		4Q12	3Q12
Wealth Management		4.3	3.7
Wealth Management Americas		5.9	5.8
Investment Bank[1]		18.5	25.1
Global Asset Management		2.1	2.1
Retail & Corporate		4.4	4.3
Corporate Center		10.3	9.8
of which: Core Functions		2.9	2.5
of which: Legacy Portfolio		5.4	5.3
of which: Central items [2]		2.0	2.0
Average equity attributed to the business divisions and Corporate Center		45.5	50.8
Difference		1.5	(1.5)
Average equity attributable to UBS shareholders		47.0	49.3[3]

1 In the first quarter of 2013 certain businesses and positions will be transferred from the Investment Bank to the Corporate Center following the accelerated implementation of our strategy announced in October 2012. On a pro-forma basis, the average equity attributed to these businesses and positions would have amounted to CHF 10.5 billion during the fourth quarter of 2012. Therefore, on the same pro-forma basis, the fourth quarter 2012 attributed equity for the Investment Bank amounts to CHF 8.0 billion of the 18.5 billion of attributed equity shown in the table above.    [2]  Central items within the Corporate Center carry common equity not allocated to the business divisions. This reflects, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% Basel III common equity tier 1 capital ratio.    [3]  During the fourth quarter of 2012, UBS adopted IAS 19R retrospectively in accordance with the transitional provisions set out in the standard and prior periods have been restated. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Financial information” section of this report for more information.

UBS shares

	31.12.12	30.9.12	Change from 30.9.12

Shares outstanding
Shares issued	3,835,250,233	3,833,580,057	1,670,176
of which: related to employee option plans			1,670,176
Treasury shares	87,879,601	87,731,484	148,117
Shares outstanding	3,747,370,632	3,745,848,573	1,522,059

Shareholders equity (CHF million)
Equity attributable to UBS shareholders	45,895	48,065	(2,170)
Less: goodwill and intangible assets	6,461	6,632	(171)
Tangible shareholders equity	39,434	41,433	(1,999)

Book value per share (CHF)
Total book value per share	12.25	12.83	(0.58)
Tangible book value per share	10.52	11.06	(0.54)

65

Financial information Unaudited

Table of contents
	Interim consolidated financial statements (unaudited)

69	Income statement
70	Statement of comprehensive income
71	Balance sheet
72	Statement of changes in equity

	Notes to the interim consolidated financial statements

75	1	Basis of accounting
78	2	Segment reporting
80	3	Net interest and trading income
81	4	Net fee and commission income
82	5	Other income
82	6	Personnel expenses
83	7	General and administrative expenses
83	8	Impairment of goodwill and other non-financial assets
84	9	Earnings per share (EPS) and shares outstanding
84	10	Income taxes
85	11	Trading portfolio
85	12	Financial investments available-for-sale
86	13	Fair value of financial instruments
88	14	Reclassification of financial assets
89	15	Other assets and liabilities
90	16	Provisions and contingent liabilities
100	17	Changes in organization
100	18	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

102	BIS capital information
102	FINMA capital information

	UBS Limited

103	Income statement
103	Statement of comprehensive income
104	Balance sheet
105	Basis of accounting
105	Capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Interest income	3	3,550	3,891	4,139	(9)	(14)	15,968	17,969
Interest expense	3	(2,071)	(2,360)	(2,395)	(12)	(14)	(9,974)	(11,143)
Net interest income	3	1,478	1,531	1,745	(3)	(15)	5,994	6,826
Credit loss (expense)/recovery		(24)	(129)	(14)	(81)	71	(118)	(84)
Net interest income after credit loss expense		1,454	1,401	1,731	4	(16)	5,875	6,742
Net fee and commission income	4	3,994	3,919	3,560	2	12	15,405	15,236
Net trading income	3	371	779	443	(52)	(16)	3,480	4,343
Other income	5	402	188	128	114	214	682	1,467
Total operating income		6,222	6,287	5,862	(1)	6	25,443	27,788
Personnel expenses	6	4,014	3,802	3,502	6	15	14,737	15,634
General and administrative expenses	7	3,843	1,761	1,652	118	133	8,653	5,959
Depreciation and impairment of property and equipment	8	169	184	198	(8)	(15)	689	761
Impairment of goodwill	8	0	3,030	0	(100)		3,030	0
Amortization and impairment of intangible assets	8	19	39	29	(51)	(34)	106	127
Total operating expenses		8,044	8,816	5,381	(9)	49	27,216	22,482
Operating profit before tax		(1,823)	(2,529)	481	(28)		(1,774)	5,307
Tax expense/(benefit)	10	66	(394)	156		(58)	461	901
Net profit		(1,889)	(2,135)	324	(12)		(2,235)	4,406
Net profit attributable to non-controlling interests		1	1	2	0	(50)	276	268
Net profit attributable to UBS shareholders		(1,890)	(2,137)	323	(12)		(2,511)	4,138

Earnings per share (CHF)
Basic earnings per share	9	(0.50)	(0.57)	0.09	(12)		(0.67)	1.10
Diluted earnings per share	9	(0.50)	(0.57)	0.08	(12)		(0.67)	1.08

69

Interim consolidated financial statements (unaudited)

Statement of comprehensive income1

	For the quarter ended					Year ended
CHF million		31.12.12		30.9.12	31.12.11	31.12.12	31.12.11
	Total	UBS share- holders	Non-control- ling interests	Total	Total	Total	Total
Net profit	(1,889)	(1,890)	1	(2,135)	324	(2,235)	4,406

Other comprehensive income
Foreign currency translation
Foreign currency translation movements, before tax	(565)	(536)	(29)	(93)	744	(395)	985
Foreign exchange amounts reclassified to the income statement from equity	(7)	(7)		(54)	(3)	(58)	8
Income tax relating to foreign currency translation movements	(0)	(0)		(61)	(99)	(91)	20
Subtotal foreign currency translation movements, net of tax[2]	(572)	(543)	(29)	(208)	641	(544)	1,014
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	19	19		175	17	323	1,458
Impairment charges reclassified to the income statement from equity	11	11		17	3	85	39
Realized gains reclassified to the income statement from equity	(208)	(208)		(86)	(62)	(433)	(950)
Realized losses reclassified to the income statement from equity	0	0		0	2	19	24
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	60	60		(23)	(3)	20	(76)
Subtotal net unrealized gains/(losses) on financial investments available-for-sale, net of tax[2]	(118)	(118)		83	(43)	14	495
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	53	53		534	670	1,714	3,093
Net (gains)/losses reclassified to the income statement from equity	(373)	(373)		(303)	(307)	(1,235)	(1,140)
Income tax relating to cash flow hedges	64	64		(35)	(78)	(95)	(417)
Subtotal changes in fair value of derivative instruments designated as cash flow hedges, net of tax[2]	(256)	(256)		196	285	384	1,537
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	489	489		25	(570)	1,023	(2,141)
Income tax relating to gains/losses on defined benefit plans	(98)	(98)		(220)	108	(413)	321
Subtotal changes in gains/(losses) on defined benefit plans, net of tax[2]	391	391		(194)	(462)	609	(1,820)
Property revaluation surplus
Gains on property revaluation, before tax	0	0		8		8
Income tax relating to gains on property revaluation	0	0		(2)		(2)
Subtotal changes in property revaluation surplus, net of tax[2]	0	0		6		6
Total other comprehensive income	(555)	(526)	(29)	(116)	421	469	1,226

Total comprehensive income	(2,444)	(2,416)	(28)	(2,252)	745	(1,766)	5,632
Total comprehensive income attributable to non-controlling interests	(28)			9	(15)	243	560
Total comprehensive income attributable to UBS shareholders	(2,416)			(2,261)	760	(2,009)	5,071

1  Refer to “Note 1 Basis of accounting” for more information with regards to the adoption of IAS 19R.    2   Other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 215 million in the third quarter of 2012 and positive CHF 658 million in the fourth quarter of 2011. Other comprehensive income related to financial investments available-for-sale, cash flow hedges, defined benefit plans and property revaluation surplus was wholly attributable to UBS shareholders for all periods presented.

70

Financial Information

Balance sheet

					% change from
CHF million	Note	31.12.12	30.9.12	31.12.11	30.9.12	31.12.11

Assets
Cash and balances with central banks		66,383	88,473	40,638	(25)	63
Due from banks		21,230	24,859	23,218	(15)	(9)
Cash collateral on securities borrowed		37,372	57,368	58,763	(35)	(36)
Reverse repurchase agreements		130,941	135,917	213,501	(4)	(39)
Trading portfolio assets	11	160,861	181,869	181,525	(12)	(11)
of which: assets pledged as collateral which may be sold or repledged by counterparties		44,698	48,034	39,936	(7)	12
Positive replacement values		418,029	449,241	486,584	(7)	(14)
Cash collateral receivables on derivative instruments		30,413	32,662	41,322	(7)	(26)
Financial assets designated at fair value		9,106	9,371	10,336	(3)	(12)
Loans		279,901	278,441	266,604	1	5
Financial investments available-for-sale	12	66,383	69,152	53,174	(4)	25
Accrued income and prepaid expenses		6,093	6,576	6,327	(7)	(4)
Investments in associates		858	857	795	0	8
Property and equipment		6,004	5,909	5,688	2	6
Goodwill and intangible assets		6,461	6,632	9,695	(3)	(33)
Deferred tax assets		8,143	8,279	9,627	(2)	(15)
Other assets	15	11,055	10,530	9,165	5	21
Total assets		1,259,232	1,366,136	1,416,962	(8)	(11)

Liabilities
Due to banks		23,024	33,281	30,201	(31)	(24)
Cash collateral on securities lent		9,203	10,362	8,136	(11)	13
Repurchase agreements		37,639	68,187	102,429	(45)	(63)
Trading portfolio liabilities	11	34,154	50,402	39,480	(32)	(13)
Negative replacement values		395,070	427,509	473,400	(8)	(17)
Cash collateral payables on derivative instruments		71,148	72,388	67,114	(2)	6
Financial liabilities designated at fair value		92,878	94,328	88,982	(2)	4
Due to customers		371,892	369,047	342,409	1	9
Accrued expenses and deferred income		6,881	7,053	6,850	(2)	0
Debt issued		104,656	117,815	140,617	(11)	(26)
Other liabilities	15, 16	62,438	63,308	64,410	(1)	(3)
Total liabilities		1,208,983	1,313,680	1,364,027	(8)	(11)

Equity
Share capital		384	383	383	0	0
Share premium		33,898	33,619	34,614	1	(2)
Treasury shares		(1,071)	(1,036)	(1,160)	3	(8)
Equity classified as obligation to purchase own shares		(37)	(40)	(39)	(8)	(5)
Retained earnings		21,231	23,121	23,742	(8)	(11)
Cumulative net income recognized directly in equity, net of tax		(8,509)	(7,983)	(9,011)	7	(6)
Equity attributable to UBS shareholders		45,895	48,065	48,530	(5)	(5)
Equity attributable to non-controlling interests		4,353	4,392	4,406	(1)	(1)
Total equity		50,249	52,456	52,935	(4)	(5)
Total liabilities and equity		1,259,232	1,366,136	1,416,962	(8)	(11)

71

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings
Balance as of 1 January 2011 before the adoption of IAS 19R	383	34,393	(654)	(54)	19,444
Effect of adoption of IAS 19R1					159
Balance as of 1 January 2011 after the adoption of IAS 19R	383	34,393	(654)	(54)	19,604
Issuance of share capital
Acquisition of treasury shares			(2,455)
Disposition of treasury shares			1,949
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity[2]		(83)
Premium on shares issued and warrants exercised		10
Employee share and share option plans		19
Tax (expense)/benefit recognized in share premium[2]		280
Dividends
Equity classified as obligation to purchase own shares –movements				15
Preferred securities
New consolidations and other increases/(decreases)		(5)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					4,138
Balance as of 31 December 2011	383	34,614	(1,160)	(39)	23,742

Issuance of share capital	0
Acquisition of treasury shares			(1,398)
Disposition of treasury shares			1,486
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(9)
Premium on shares issued and warrants exercised		4
Employee share and share option plans		126
Tax (expense)/benefit recognized in share premium		(457)
Dividends		(379)[4]
Equity classified as obligation to purchase own shares – movements				2
Preferred securities
New consolidations and other increases/(decreases)		(1)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					(2,511)
Balance as of 31 December 2012	384	33,898	(1,071)	(37)	21,231

1 Refer to “Note 1 Basis of accounting” for more information with regards to the adoption of IAS 19R.     2 Presentational changes have been made in 2012. The line Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity is now shown gross of tax. Previously, this line was shown net of tax. All income tax related to share premium is reported on the line Tax (expense)/benefit recognized in share premium.     3 Includes reclassifications from equity attributable to non-controlling interests to liabilities for preferred securities dividend payment obligations which were accrued in the period.     4 Reflects a payment out of capital contribution reserves of UBS AG (Parent Bank).

Equity attributable to non-controlling interests

	For the year ended
CHF million	31.12.12	31.12.11
Preferred securities[1]
Balance at the beginning of the period	4,359	4,907
Redemptions		(882)
Foreign currency translation	(48)	334
Balance at the end of the period	4,311	4,359
Other non-controlling interests at the end of the period	42	47
Total equity attributable to non-controlling interests	4,353	4,406

1 Increases and offsetting decreases due to dividend payment obligations are excluded from this table.

72

Financial Information

Foreign currency translation	Financial investments available-for-sale	Cash flow hedges	Defined benefit plans	Property revaluation surplus	Total equity attributable to UBS shareholders	Non-controlling interests	Total equity

(7,513)	(243)	1,063		0	46,820	5,043	51,863
344			(3,596)		(3,902)		(3,902)

(7,169)	(243)	1,063	(3,596)	0	43,728	5,043	48,770
					0		0
					(2,455)		(2,455)
					1,949		1,949

					(83)		(83)
					10		10
					19		19
					280		280
					0	(269)[3]	(269)

					15		15
					0	(882)	(882)
					(5)	1	(4)
					0	(47)	(47)

722	495	1,537	(1,820)		5,071	560	5,632
(6,447)	252	2,600	(5,415)	0	48,530	4,406	52,935

					0		0
					(1,398)		(1,398)
					1,486		1,486

					(9)		(9)
					4		4
					126		126
					(457)		(457)
					(379)	(277)[3]	(656)

					2		2
					0		0
					(1)	(10)	(11)
					0	(9)	(9)

(511)	14	384	609	6	(2,009)	243	(1,766)
(6,958)	267	2,983	(4,806)	6	45,895	4,353	50,249

73

Financial information

Notes to the interim consolidated financial statements

Note 1  Basis of accounting

Our consolidated financial information (Financial information) is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF).

In preparing the interim Financial information, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2011 and for the year then ended, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” section of our first, second and third quarter 2012 reports.

This interim Financial information is not fully in accordance with IAS 34 Interim Financial Reporting, as it does not include a statement of cash flows and certain explanatory notes, including the disclosure of the effects of implementation of accounting standards not yet adopted. These disclosures will be included in the annual financial statements for 2012. The interim Financial information is unaudited. In the opinion of management, all adjust-

ments necessary for a fair presentation of the financial position and results of operations for the interim periods have been made.

This interim Financial information should be read in conjunction with the audited financial statements included in UBS’s Annual Report 2011.

IAS 19 (revised) Employee Benefits

In June 2011, the IASB issued revisions to IAS 19 Employee Benefits (“IAS 19R” or “the revised standard”). During the fourth quarter of 2012, UBS adopted IAS 19R retrospectively in accordance with the transitional provisions set out in the standard. The revised standard introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method”, under which the recognition of actuarial gains and losses was deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the bal-

Effect on total comprehensive income

	Effect on the income statement			Effect on other comprehensive income
CHF million	Personnel expenses	Tax ex- pense/ (benefit)	Net profit	Gains/ (losses) on de- fined benefit plans, before tax	Income tax relating to gains/ losses on defined benefit plans	Foreign currency trans- lation move- ments, before tax	Income tax relating to foreign currency translation movements	Income tax relating to net unrealized gains/(losses) on financial investments available- for-sale	Other compre- hensive income	Total compre- hensive income

Amount previously reported for the year 2011	15,591	923	4,427	0	0	995	(6)	(76)	3,030	7,457
Change in reported figures for the year	43	(22)	(21)	(2,141)	321	(10)	26	0	(1,804)	(1,825)
of which: relates to the fourth quarter 2011	0	(4)	3	(570)	108	(40)	5	0	(497)	(494)
Restated amount for the year 2011	15,634	901	4,406	(2,141)	321	985	20	(76)	1,226	5,632

Amount previously reported for the first quarter 2012	3,643	476	828	0	0	(873)	68	(2)	(998)	(170)
Change in reported figures for the period	(265)	55	211	252	(6)	32	(9)	0	269	480
Restated amount for the first quarter 2012	3,378	531	1,038	252	(6)	(841)	59	(2)	(729)	309

Amount previously reported for the second quarter 2012	3,601	253	698	0	0	1,155	(97)	(15)	1,746	2,445
Change in reported figures for the period	(57)	4	53	256	(90)	(51)	9	0	123	176
Restated amount for the second quarter 2012	3,544	257	751	256	(90)	1,104	(89)	(15)	1,870	2,621

Amount previously reported for the third quarter 2012	3,789	(345)	(2,170)	0	0	(81)	(91)	(41)	42	(2,129)
Change in reported figures for the period	13	(48)	35	25	(220)	(11)	29	18	(158)	(123)
Restated amount for the third quarter 2012	3,802	(394)	(2,135)	25	(220)	(93)	(61)	(23)	(116)	(2,252)

75

Notes to the interim consolidated financial statements

ance sheet, with changes resulting from remeasurements recognized immediately in other comprehensive income (OCI). The measurement of the defined benefit obligation takes into account risk sharing features, such as those within our Swiss pension plan. In addition, IAS 19R requires net interest expense/income to be calculated as the product of the net defined benefit liability/asset and the discount rate as determined at the beginning of the year. The effect of this is to remove the previous concept of recognizing an expected return on plan assets. The revised standard also enhances the disclosure requirements for defined benefit plans, requiring more information about the characteristics of such plans and the risks to which entities are exposed through participation in those plans. These disclosures are required on an annual basis and will be included for the first time in our Annual Report 2012.

Under the Basel III framework, the regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 such that it becomes fully adjusted on 1 January 2018. If UBS was on a fully applied basis, adoption of IAS 19R would have had an incremental negative effect on Basel III common equity tier 1 capital of approximately CHF 0.9 billion as of 31 December 2012.

The Group has adjusted the opening balance of the earliest period presented and the comparative figures have been presented as if IAS 19R had always been applied. The effect of adoption on prior periods is shown in the tables below. Had UBS not adopted IAS 19R, for the fourth quarter 2012, total equity would have been higher by CHF 3,948 million, the amounts in OCI would not have been recognized, the operating profit before tax would have been CHF 11 million lower and both basic and diluted earnings per share would have been CHF 0.01 lower. For the full year, operating profit before tax would have been CHF 320 million lower.

Effect on earnings per share

	Basic earnings per share			Diluted earnings per share
CHF	As originally reported	Effect on basic earnings per share	Restated basic earnings per share	As originally reported	Effect on diluted earnings per share	Restated diluted earnings per share
For the year ended 31 December 2011	1.10	0.00	1.10	1.08	0.00	1.08
of which: relates to the fourth quarter 2011	0.09	0.00	0.09	0.08	0.00	0.08

For the nine months ended 30 September 2012	(0.24)	0.07	(0.17)	(0.25)	0.08	(0.17)
of which: relates to the first quarter 2012	0.22	0.06	0.28	0.22	0.05	0.27
of which: relates to the second quarter 2012	0.11	0.02	0.13	0.11	0.01	0.12
of which: relates to the third quarter 2012	(0.58)	0.01	(0.57)	(0.58)	0.01	(0.57)

Effect on the balance sheet

CHF million	Other assets	Deferred tax assets	Other liabilities	Total equity

Balance previously reported as of 31 December 2010/1 January 2011	22,681	9,522	63,719	51,863
Cumulative effect for prior periods	(3,174)	740	658	(3,092)
Restated balance as of 31 December 2010/1 January 2011	19,506	10,262	64,378	48,770

Balance previously reported as of 31 December 2011	12,465	8,526	61,692	57,852
Cumulative effect for prior periods	(3,174)	740	658	(3,092)
Change in reported figures for the year	(126)	361	2,060	(1,825)
of which: relates to the fourth quarter 2011	(21)	116	589	(494)
Restated balance as of 31 December 2011	9,165	9,627	64,410	52,935

Balance previously reported as of 30 September 2012	14,308	7,440	61,863	56,840
Cumulative effect for prior periods	(3,300)	1,101	2,718	(4,917)
Change in reported figures for the nine months ended 30 September 2012	(478)	(262)	(1,273)	533
of which: relates to the first quarter 2012	(480)	(72)	(1,031)	480
of which: relates to the second quarter 2012	(3)	(68)	(248)	176
of which: relates to the third quarter 2012	5	(122)	6	(123)
Restated balance as of 30 September 2012	10,530	8,279	63,308	52,456

76

Financial information

Effect on personnel expenses by business division and Corporate Center 1

CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center	UBS Group

Amount previously reported for the year 2011	3,258	3,840	5,740	955	1,666	132	15,591
Change in reported figures for the year	43	(10)	(24)	(2)	35	0	43
of which: relates to the fourth quarter 2011	11	(3)	(15)	(2)	9	0	0
Restated amount for the year 2011	3,300	3,830	5,716	954	1,702	132	15,634

Amount previously reported for the first quarter 2012	559	1,021	1,503	220	253	88	3,643
Change in reported figures for the period	(120)	(2)	(34)	(13)	(96)	0	(265)
of which: relates to changes to the Swiss pension plan	(120)	0	(19)	(10)	(96)	0	(245)
Restated amount for the first quarter 2012	439	1,019	1,469	206	156	88	3,378

Amount previously reported for the second quarter 2012	747	1,060	1,093	216	421	65	3,601
Change in reported figures for the period	(1)	(2)	(46)	(8)	0	0	(57)
of which: relates to changes to the US retiree medical and life-insurance benefit plan	0	0	(27)	(4)	0	0	(32)
Restated amount for the second quarter 2012	746	1,057	1,047	208	421	65	3,544

Amount previously reported for the third quarter 2012	799	1,093	1,251	236	342	67	3,789
Change in reported figures for the period	18	(2)	(15)	(2)	14	0	13
Restated amount for the third quarter 2012	817	1,092	1,236	234	356	67	3,802

1 “Amounts previously reported” may differ from those originally published in quarterly and annual reports (for example due to organizational changes).

77

Notes to the interim consolidated financial statements

Note 2  Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank[1]	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Legacy Portfolio[1]

For the year ended 31 December 2012
Net interest income	1,951	792	1,141	(21)	2,186	(171)	116	5,994
Non-interest income[3]	5,089	5,319	7,422	1,905	1,569	(2,003)	265	19,567
Income[4]	7,040	6,110	8,564	1,884	3,756	(2,173)	381	25,561
Credit loss (expense)/recovery	1	(14)	34	0	(27)	0	(112)	(118)
Total operating income	7,041	6,097	8,598	1,884	3,728	(2,173)	268	25,443
Personnel expenses[5]	2,865	4,252	5,141	885	1,287	240	68	14,737
General and administrative expenses	1,360	893	2,730	395	857	1,648	771	8,653
Services (to)/from other business divisions	243	(15)	132	(10)	(370)	2	19	0
Depreciation and impairment of property and equipment	159	100	257	37	128	6	2	689
Impairment of goodwill	0	0	3,030	0	0	0	0	3,030
Amortization and impairment of intangible assets	7	51	41	8	0	0	0	106
Total operating expenses[5]	4,634	5,281	11,331	1,314	1,901	1,895	861	27,216
Performance before tax	2,407	816	(2,734)	570	1,827	(4,068)	(592)	(1,774)
Tax expense/(benefit)								461
Net profit								(2,235)

As of 31 December 2012
Total assets[5,6]	104,666	63,511	672,329	13,322	145,320	222,500	37,584	1,259,232

1 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16b Litigation, regulatory and similar matters” for more information on this provision.    2 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    3 The measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. Refer to “Note 1 Basis of accounting” in our financial report for the second quarter of 2012 for more information.    4 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    5 Refer to “Note 1 Basis of accounting” for more information on the adoption of IAS 19R.    6 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

78

Financial information

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Investment Bank[1]	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Legacy Portfolio[1]

For the year ended 31 December 2011
Net interest income	1,968	729	1,460	(15)	2,328	(118)	474	6,826
Non-interest income[3]	5,666	4,571	6,521	1,817	1,858	1,702	(1,090)	21,046
Income[4]	7,634	5,300	7,981	1,803	4,186	1,584	(616)	27,872
Credit loss (expense)/recovery	11	(6)	(13)	0	(101)	(1)	25	(84)
Total operating income	7,645	5,295	7,968	1,803	4,085	1,583	(591)	27,788
Personnel expenses[5]	3,300	3,830	5,716	954	1,702	64	68	15,634
General and administrative expenses	1,192	783	2,490	375	834	137	148	5,959
Services (to)/from other business divisions	318	(9)	108	(1)	(470)	(1)	56	0
Depreciation and impairment of property and equipment	165	99	251	38	136	70	3	761
Amortization and impairment of intangible assets	37	48	34	8	0	0	0	127
Total operating expenses[5]	5,012	4,750	8,599	1,373	2,201	271	276	22,482
Performance before tax	2,633	544	(631)	430	1,884	1,313	(866)	5,307
Tax expense/(benefit)								901
Net profit								4,406

As of 31 December 2011
Total assets5, [6,7]	100,352	53,870	896,160	15,239	147,117	148,129	56,096	1,416,962

1 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center-Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16b Litigation, regulatory and similar matters” for more information on this provision.    2 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    3 The measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. Refer to “Note 1 Basis of accounting” in our financial report for the second quarter of 2012 for more information.    4 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    5 Refer to “Note 1 Basis of accounting” for more information on the adoption of IAS 19R.    6 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances.    7 In the fourth quarter of 2012, the Asset Liability Management unit was transferred from the Investment Bank to Corporate Center-Core Functions. Prior period balance sheet assets were restated to reflect this transfer. As a result, total assets as of 31 December 2011 for the Investment Bank were reduced by CHF 122,769 million, with a corresponding increase in Corporate Center-Core Functions. This transfer did not affect the prior period segment income statements.

79

Notes to the interim consolidated financial statements

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Net interest and trading income
Net interest income	1,478	1,531	1,745	(3)	(15)	5,994	6,826
Net trading income	371	779	443	(52)	(16)	3,480	4,343
Total net interest and trading income	1,850	2,309	2,188	(20)	(15)	9,474	11,169
Wealth Management	669	689	703	(3)	(5)	2,728	2,846
Wealth Management Americas	328	304	321	8	2	1,265	1,179
Investment Bank	663	1,336	1,161	(50)	(43)	4,872	4,010
of which: investment banking	(7)	(12)	47	(42)		16	44
of which: equities	263	440	341	(40)	(23)	1,263	149
of which: fixed income, currencies and commodities	407	908	774	(55)	(47)	3,593	3,817
Global Asset Management	7	(3)	12		(42)	12	8
Retail & Corporate	634	620	638	2	(1)	2,467	2,661
Corporate Center	(450)	(636)	(647)	(29)	(30)	(1,870)	465
of which: own credit on financial liabilities designated at fair value[1]	(414)	(863)	(71)	(52)	483	(2,202)	1,537
Total net interest and trading income	1,850	2,309	2,188	(20)	(15)	9,474	11,169

Net interest income
Interest income
Interest earned on loans and advances[2]	2,189	2,351	2,549	(7)	(14)	9,323	9,925
Interest earned on securities borrowed and reverse repurchase agreements	288	333	416	(14)	(31)	1,413	1,716
Interest and dividend income from trading portfolio	888	1,030	990	(14)	(10)	4,482	5,466
Interest income on financial assets designated at fair value	92	92	91	0	1	369	248
Interest and dividend income from financial investments available-for-sale	93	85	93	9	0	381	615
Total	3,550	3,891	4,139	(9)	(14)	15,968	17,969
Interest expense
Interest on amounts due to banks and customers[3]	187	377	533	(50)	(65)	1,413	2,040
Interest on securities lent and repurchase agreements	231	271	317	(15)	(27)	1,206	1,352
Interest expense from trading portfolio[4]	379	508	291	(25)	30	2,391	2,851
Interest on financial liabilities designated at fair value	374	445	501	(16)	(25)	1,762	1,993
Interest on debt issued	899	760	752	18	20	3,202	2,907
Total	2,071	2,360	2,395	(12)	(14)	9,974	11,143
Net interest income	1,478	1,531	1,745	(3)	(15)	5,994	6,826

Net trading income
Investment Bank investment banking	12	0	51		(76)	69	61
Investment Bank equities	159	401	348	(60)	(54)	1,032	173
Investment Bank fixed income, currencies and commodities	229	629	292	(64)	(22)	2,629	2,316
Other business divisions and Corporate Center	(29)	(251)	(249)	(88)	(88)	(250)	1,793
Net trading income	371	779	443	(52)	(16)	3,480	4,343
of which: net gains/(losses) from financial liabilities designated at fair value1, [5]	(1,441)	(3,030)	(1,198)	(52)	20	(6,492)	7,437

1  For more information on own credit refer to “Note 13b Valuation information”.    2  Includes interest income on Cash collateral receivables on derivative instruments.    3  Includes interest expense on Cash collateral payables on derivative instruments.    4  Includes expense related to dividend payment obligations on trading liabilities.    5  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

80

Financial information

Note 3  Net interest and trading income (continued)

Net trading income in the fourth quarter of 2012 included a loss of CHF 9 million from credit valuation adjustments for monoline credit protection (of which CHF 23 million loss related to negative basis trades and CHF 14 million gain related to other trades) reflected in Other business divisions and Corporate Center. This compares with a CHF 88 million gain in the third quarter of 2012 (of which CHF 64 million related to negative basis trades and CHF 25 million related to other trades) and a CHF 66 million loss in the fourth quarter of 2011 (of which CHF 81 million loss related to negative basis trades and CHF 15 gain million related to other trades).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Net trading income in the fourth quarter of 2012 also included a gain of CHF 91 million from the valuation of our option to acquire the SNB StabFund’s equity, also reflected in Other business divisions and Corporate Center, compared with a CHF 263 million gain in the third quarter of 2012 and a CHF 129 million loss in the fourth quarter of 2011.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Equity underwriting fees	223	205	129	9	73	807	626
Debt underwriting fees	182	230	117	(21)	56	732	554
Total underwriting fees	405	436	247	(7)	64	1,539	1,180
M&A and corporate finance fees	197	172	262	15	(25)	679	992
Brokerage fees	937	928	837	1	12	3,836	4,169
Investment fund fees	954	907	870	5	10	3,626	3,577
Portfolio management and advisory fees	1,530	1,509	1,372	1	12	5,892	5,551
Insurance-related and other fees	130	113	85	15	53	451	368
Total securities trading and investment activity fees	4,153	4,065	3,672	2	13	16,023	15,837
Credit-related fees and commissions	111	96	118	16	(6)	414	438
Commission income from other services	200	215	219	(7)	(9)	833	827
Total fee and commission income	4,464	4,375	4,009	2	11	17,270	17,102
Brokerage fees paid	217	206	202	5	7	871	933
Other	252	251	247	0	2	994	933
Total fee and commission expense	469	456	449	3	4	1,865	1,866
Net fee and commission income	3,994	3,919	3,560	2	12	15,405	15,236
of which: net brokerage fees	720	722	635	0	13	2,965	3,236

81

Notes to the interim consolidated financial statements

Note 5  Other income

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	7	9	3	(22)	133	(7)	(18)
Net gains/(losses) from disposals of investments in associates	0	0	7		(100)	0	20
Share of net profits of associates	15	37	12	(59)	25	88	42
Total	22	45	22	(51)	0	81	44
Financial investments available-for-sale
Net gains/(losses) from disposals	208	86	60	142	247	414	926
Impairment charges	(11)	(17)	(3)	(35)	267	(85)	(39)
Total	196	69	58	184	238	329	887
Net income from properties[2]	9	9	8	0	13	35	38
Net gains/(losses) from investment properties[3]	0	1	3	(100)	(100)	4	9
Other[4]	175	64	37	173	373	234	490
Total other income	402	188	128	114	214	682	1,467
1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2  Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  Includes mainly net gains/losses from disposals of loans and receivables and own-used property.

Note 6  Personnel expenses

In the fourth quarter of 2012, IAS 19R was adopted. Prior period information for the expense line Pension and other post-employment benefit plans has been restated accordingly. Refer to “Note 1 Basis of accounting” for more information.

In the first quarter of 2012, UBS announced certain changes to its Swiss pension plan. The main changes, being the reduction in conversion rate on retirement and an increase to the regular retirement age, serve in part to offset the impact of the increased life expectancy reflected in the defined benefit obligation. These changes to the pension plan resulted in a credit of CHF 730 million to the expense line Pension and other post-employment benefit plans in the first quarter of 2012.

In the second quarter of 2012, UBS announced changes to its retiree medical and life insurance benefit plan in the US. These changes resulted in a credit of CHF 116 million to the expense line Pension and other post-employment benefit plans.

For both of the abovementioned changes, net credits of CHF 485 million and CHF 84 million were reported under IAS 19, for the first and second quarter of 2012, respectively. The credits to the expense line were higher under IAS 19R because under IAS 19 related unrecognized actuarial losses were recognized concurrently in the income statement, whereas under IAS 19R, all actuarial gains and losses are already recognized in equity.

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Salaries and variable compensation	2,628	2,388	2,234	10	18	10,182	10,567
Contractors	56	59	48	(5)	17	214	217
Social security	221	183	163	21	36	768	743
Pension and other post-employment benefit plans	205	247	209	(17)	(2)	18	831
Wealth Management Americas: Financial advisor compensation[1]	739	741	666	0	11	2,873	2,518
Other personnel expenses	164	184	181	(11)	(9)	682	758
Total personnel expenses[2]	4,014	3,802	3,502	6	15	14,737	15,634

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.    2  The fourth quarter of 2012 includes net restructuring charges of CHF 257 million (3Q12: net release of CHF 18 million). Refer to “Note 17 Changes in organization” for more information.

82

Financial information

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11
Occupancy	277	270	267	3	4	1,074	1,059
Rent and maintenance of IT and other equipment	123	111	111	11	11	473	429
Communication and market data services	154	162	161	(5)	(4)	632	616
Administration	264	132	244	100	8	636	621
Marketing and public relations	165	127	124	30	33	528	393
Travel and entertainment	124	102	127	22	(2)	450	470
Professional fees	278	261	264	7	5	908	822
Outsourcing of IT and other services	370	353	298	5	24	1,357	1,151
Provisions for litigation, regulatory and similar matters1, [2]	2,081	239	38	771		2,549	276
Other	9	4	18	125	(50)	47	122
Total general and administrative expenses	3,843	1,761	1,652	118	133	8,653	5,959

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 4 million, CHF 1 million and CHF 21 million for the quarters ended 31 December 2012, 30 September 2012 and 31 December 2011, respectively, and of CHF 12 million and CHF 33 million for the years ended 31 December 2012 and 31 December 2011, respectively. The fourth quarter of 2012 includes charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. A portion of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the third quarter of 2012 as presented in “Note 16a Provisions” was recorded as negative other income rather than as general and administrative expenses.    2  Refer to “Note 16 Provisions and contingent liabilities” for more information.

Note 8  Impairment of goodwill and other non-financial assets

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS considers the segments as reported in “Note 2 Segment reporting” as separate cash-generating units. The impairment test is performed for each segment for which goodwill is allocated by comparing the recoverable amount with the carrying amount of the respective segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

As of 31 December 2012, the following three segments carried goodwill: Wealth Management (CHF 1.3 billion), Wealth Management Americas (CHF 3.2 billion) and Global Asset Management (CHF 1.4 billion). Based on the impairment methodology described in more detail in the Annual Report 2011, UBS concluded that the goodwill balances as of 31 December 2012 allocated to these segments remain recoverable.

è	Refer to the “Note 16 Goodwill and intangible assets” in the Annual Report 2011 for more information on the methodology for goodwill impairment testing and related assumptions

Impairment of Investment Bank goodwill and other non-financial assets in the third quarter of 2012

An impairment test was performed as of 30 September 2012 with respect to the Investment Bank because indicators of impairment were present for that cash-generating unit. These indicators included negative variances from planned performance, preliminary discussions regarding changes in strategy for the Investment Bank and revised business plan information taking account of changes in market conditions and the global economic outlook. The impairment test was based on the business plan approved by the Board of Directors on 29 October 2012. As a result of that impairment test, losses were recognized in the income statement relating to a full impairment of CHF 3,030 million for goodwill. Additional assets were examined to determine whether their carrying values exceeded their recoverable amounts. Impairment losses of CHF 15 million were recognized in the income statement for other intangible assets and CHF 19 million for property and equipment. These impairment losses were recognized in the Investment Bank’s third quarter 2012 operating results as “Impairment of goodwill”, “Amortization and impairment of intangible assets”, and “Depreciation and impairment of property and equipment”.

è	Refer to “Note 8 Impairment of goodwill and other non-financial assets” in the financial report for the third quarter of 2012 for more information

83

Notes to the interim consolidated financial statements

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or for the year ended
	31.12.12	30.9.12	31.12.11	3Q12	4Q11	31.12.12	31.12.11

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	(1,890)	(2,137)	323	(12)		(2,511)	4,138

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	(1,890)	(2,137)	323	(12)		(2,511)	4,138
Less: (profit)/loss on UBS equity derivative contracts	(1)	(1)	(1)	0	0	(1)	(3)
Net profit attributable to UBS shareholders for diluted EPS	(1,891)	(2,138)	322	(12)		(2,512)	4,135

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,748,149,482	3,746,938,472	3,746,558,486	0	0	3,754,112,403	3,774,036,437
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding[1]	258,743	385,983	53,577,481	(33)	(100)	126,261	61,259,378
Weighted average shares outstanding for diluted EPS	3,748,408,225	3,747,324,455	3,800,135,967	0	(1)	3,754,238,664	3,835,295,815

Earnings per share (CHF)
Basic	(0.50)	(0.57)	0.09	(12)		(0.67)	1.10
Diluted	(0.50)	(0.57)	0.08	(12)		(0.67)	1.08

Shares outstanding
Shares issued	3,835,250,233	3,833,580,057	3,832,121,899	0	0	3,835,250,233	3,832,121,899
Treasury shares	87,879,601	87,731,484	84,955,551	0	3	87,879,601	84,955,551
Shares outstanding	3,747,370,632	3,745,848,573	3,747,166,348	0	0	3,747,370,632	3,747,166,348
Exchangeable shares	418,526	422,413	509,243	(1)	(18)	418,526	509,243
Shares outstanding for EPS	3,747,789,158	3,746,270,986	3,747,675,591	0	0	3,747,789,158	3,747,675,591

1  Potential shares which could potentially dilute basic earnings per share in the future, but were not dilutive for the periods presented have been excluded for those periods. These shares mainly relate to employee share-based compensation awards, totaling 233,256,208, 218,850,433 and 219,744,203 shares for the quarters ended 31 December 2012, 30 September 2012, 31 December 2011, respectively, and 233,256,208 and 219,744,203 shares for the years ended 31 December 2012 and 31 December 2011, respectively. Potentially dilutive shares related to other instruments, totaling 15,456,289, 26,380,574 and 32,772,286 shares for the quarters ended 31 December 2012, 30 September 2012, 31 December 2011, respectively, and 15,386,605 and 24,407,443 shares for the years ended 31 December 2012 and 31 December 2011, respectively, have also been excluded. Further, an additional 100 million shares (“contingent share issue”) related to the SNB transaction were also not dilutive for any periods presented, but could potentially dilute earnings per share in the future.

Note 10  Income taxes

We recognized a net income tax expense of CHF 66 million in the fourth quarter of 2012. This includes tax expenses of CHF 106 million in respect of the taxable profits of Group entities. These expenses were partly offset by a tax benefit of CHF 36 million from the release of provisions in respect of tax positions that had previously been uncertain and a net tax benefit of CHF 4 million in respect of a further net increase in deferred tax assets following the third quarter re-measurement made for interim reporting purposes.

84

Financial information

Note 11  Trading portfolio

CHF million	31.12.12	30.9.12	31.12.11

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	28,737	37,794	45,297
Corporate bonds, municipal bonds, including bonds issued by financial institutions	24,000	31,170	32,765
Loans	6,129	5,704	4,088
Investment fund units[1]	13,629	13,495	11,963
Asset-backed securities	8,556	16,918	17,035
of which: mortgage-backed securities	5,873	13,840	13,868
Total debt instruments	81,052	105,082	111,148
Equity instruments[1]	47,438	39,257	35,296
Financial assets for unit-linked investment contracts	15,277	16,287	16,376
Financial assets held for trading	143,767	160,626	162,821
Precious metals and other physical commodities	17,093	21,242	18,704
Total trading portfolio assets	160,861	181,869	181,525

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	14,741	27,372	17,026
Corporate bonds, municipal bonds, including bonds issued by financial institutions	5,386	7,381	7,122
Investment fund units	383	817	1,083
Asset-backed securities	22	11	312
of which: mortgage-backed securities	22	7	287
Total debt instruments	20,533	35,582	25,542
Equity instruments	13,621	14,820	13,937
Total trading portfolio liabilities	34,154	50,402	39,480

1  In the fourth quarter of 2012, we corrected the classification of certain investment fund units which were previously classified as equity instruments rather than debt instruments. As a result, equity instruments were reduced by CHF 2,702 million and CHF 2,104 million as of 30 September 2012 and 31 December 2011, respectively, and investment fund units within debt instruments were increased by CHF 2,702 million and CHF 2,104 million as of 30 September 2012 and 31 December 2011, respectively.

Note 12  Financial investments available-for-sale

CHF million	31.12.12	30.9.12	31.12.11

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	47,031	48,264	34,899
Corporate bonds, municipal bonds, including bonds issued by financial institutions	10,940	10,304	8,590
Investment fund units	375	409	445
Mortgage-backed securities	7,313	9,361	8,541
Total debt instruments	65,659	68,338	52,475
Equity instruments	725	814	699
Total financial investments available-for-sale	66,383	69,152	53,174

85

Notes to the interim consolidated financial statements

Note 13 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
CHF billion	Level 1	Level 2	Level 3	Total

As of 31 December 2012
Financial assets held for trading[2]	91.3	46.8	5.7	143.8
of which: pledged as collateral which may be sold or repledged by counterparties	38.7	5.8	0.2	44.7
Positive replacement values	2.9	407.0	8.1	418.0
Financial assets designated at fair value	0.1	4.1	4.9	9.1
Financial investments available-for-sale	48.5	16.9	0.9	66.4
Total assets	142.8	474.9	19.7	637.3
Trading portfolio liabilities	28.6	5.4	0.2	34.2
Negative replacement values	2.9	385.7	6.5	395.1
Financial liabilities designated at fair value	0.0	78.2	14.7	92.9
Other liabilities – amounts due under unit-linked investment contracts		15.3		15.3
Total liabilities	31.4	484.7	21.4	537.4

As of 30 September 2012
Financial assets held for trading[2]	108.0	45.6	7.0	160.6
of which: pledged as collateral which may be sold or repledged by counterparties	41.9	5.5	0.7	48.0
Positive replacement values	4.8	434.4	10.1	449.2
Financial assets designated at fair value	0.0	4.7	4.6	9.4
Financial investments available-for-sale	51.2	17.0	1.0	69.2
Total assets	164.0	501.7	22.7	688.4
Trading portfolio liabilities	44.1	6.1	0.2	50.4
Negative replacement values	4.7	414.9	7.9	427.5
Financial liabilities designated at fair value	0.0	80.8	13.5	94.3
Other liabilities – amounts due under unit-linked investment contracts		16.3		16.3
Total liabilities	48.8	518.1	21.6	588.5

As of 31 December 2011
Financial assets held for trading[2]	99.4	55.7	7.8	162.8
of which: pledged as collateral which may be sold or repledged by counterparties	33.2	6.2	0.5	39.9
Positive replacement values	3.4	469.2	13.9	486.6
Financial assets designated at fair value	0.7	6.9	2.7	10.3
Financial investments available-for-sale	34.8	17.7	0.6	53.2
Total assets	138.4	549.5	25.0	712.9
Trading portfolio liabilities	30.4	8.4	0.6	39.5
Negative replacement values	3.5	459.1	10.8	473.4
Financial liabilities designated at fair value	0.0	76.9	12.1	89.0
Other liabilities – amounts due under unit-linked investment contracts		16.4		16.4
Total liabilities	34.0	560.8	23.5	618.2

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 December 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.2 billion (of which CHF 0.4 billion were net level 3 assets and CHF 0.1 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 30 September 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.4 billion (of which CHF 0.5 billion were net level 3 assets and CHF 0.1 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.

86

Financial information

Note 13 Fair value of financial instruments (continued)

b) Valuation information

Own credit on financial liabilities designated at fair value

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTN.

Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (i) changes in fair value that are attributable to the change in our credit spreads during the period, and (ii) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The own credit amounts are also impacted by foreign currency movements.

An own credit loss on financial liabilities designated at fair value of CHF 414 million was recorded in the fourth quarter.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year ended
CHF million	31.12.12	30.9.12	31.12.11	31.12.12	31.12.11
Total gain/(loss) for the period ended	(414)	(863)	(71)	(2,202)	1,537
of which: credit spread related only	(454)	(884)	24	(2,338)	1,526
Life-to-date gain/(loss)	(292)	132	1,934

c) Deferred day 1 profit or loss

The table reflects the activity in deferred profit or loss for financial instruments for which fair value is determined using valuation models for which not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and profit is recorded in net trading income as either the underlying parameters become observable, the transaction is closed out or through an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

Deferred day 1 profit or loss
	For the quarter ended
CHF million	31.12.12	30.9.12	31.12.11
Balance at the beginning of the period	434	508	464
Deferred profit/(loss) on new transactions	159	34	31
Recognized (profit)/loss in the income statement	(103)	(103)	(81)
Foreign currency translation	(16)	(5)	19
Balance at the end of the period	474	434	433

87

Notes to the interim consolidated financial statements

Note 14 Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
			31.12.12
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	2.0	1.7	1.9	94
Monoline-protected assets	0.6	0.6	0.5	91
Leveraged finance	0.3	0.3	0.3	85
US reference-linked notes	0.1	0.1	0.1	73
Other assets	0.5	0.5	0.4	83
Total	3.6	3.1	3.2	90

Held-for-trading assets reclassified to loans and receivables
CHF billion	31.12.12	30.9.12	31.12.11
Carrying value	3.2	4.3	5.3
Fair value	3.1	4.2	4.9
Pro-forma fair value gain/(loss)	(0.1)	(0.1)	(0.4)

In the fourth quarter of 2012, the carrying value of the remaining reclassified financial assets decreased by CHF 1.1 billion, mainly due to sales of US student loan auction rate securities with a carrying value of CHF 0.9 billion at the time of the sale. The net impact on operating profit before tax from the reclassified assets was a gain of CHF 0.1 billion (see table below). If these financial assets had not been reclassified, the impact on fourth quarter 2012 operating profit before tax would also have been a gain of approximately CHF 0.1 billion.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date
CHF million	31.12.12	30.9.12	31.12.12
Net interest income	14	36	116
Credit loss (expense)/recovery	15	(93)	(73)
Other income[1]	28	26	7
Impact on operating profit before tax	56	(31)	49

1  Includes net gains/losses on the disposal of reclassified financial assets.

88

Financial information

Note 15 Other assets and liabilities

CHF million	31.12.12		30.9.12	31.12.11

Other assets
Prime brokerage receivables	8,072		7,265	6,103
Settlement and clearing accounts	589		611	482
Other	2,394		2,654	2,580
Total other assets	11,055		10,530	9,165

Other liabilities
Prime brokerage payables	35,620		37,357	36,746
Amounts due under unit-linked investment contracts	15,346		16,367	16,481
Provisions	2,536		1,876	1,626
Accrued pension and post-employment benefit liability[1]	1,284		1,790	3,135
Settlement and clearing accounts	991		1,167	874
Current and deferred tax liabilities	586		529	573
Other	6,076	[2]	4,223	4,976
Total other liabilities	62,438		63,308	64,410

1  Refer to “Note 1 Basis of accounting” for more information with regards to the adoption of IAS 19R.    2  Includes liabilities arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. Refer to “Note 16 Provisions and contingent liabilities” for more information.

89

Notes to the interim consolidated financial statements

Note 16 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]		Restructuring		Loan commitments and guarantees	Other[3]		Total provisions
Balance as of 31 December 2011	58	482		467		93	525		1,626
Increase in provisions recognized in the income statement	8	70		139		0	21		239
Release of provisions recognized in the income statement	(3)	(18)		(7)		(3)	(3)		(34)
Provisions used in conformity with designated purpose	(14)	(66)		(72)		0	(30)		(181)
Reclassifications	0	0		(37)	[4]	3	0		(34)
Foreign currency translation/unwind of discount	(1)	(15)		(8)		(2)	(6)		(32)
Balance as of 31 March 2012	49	454		484		92	506		1,584
Increase in provisions recognized in the income statement	9	210		32		1	23		275
Release of provisions recognized in the income statement	0	(27)		(26)		(1)	(3)		(58)
Provisions used in conformity with designated purpose	(6)	(75)		(88)		0	(23)		(192)
Reclassifications	0	0		(2)[4]		(15)	0		(17)
Foreign currency translation/unwind of discount	0	22		22		2	9		55
Balance as of 30 June 2012	52	584		422		78	513		1,648
Increase in provisions recognized in the income statement	10	285		4		0	113		413
Release of provisions recognized in the income statement	(1)	0		(14)		(16)	(63)	[5]	(93)
Provisions used in conformity with designated purpose	(8)	(13)		(55)		0	(19)		(95)
Reclassifications	0	44		0		(2)	(44)		(2)
Foreign currency translation/unwind of discount	(1)	(2)		5		1	2		5
Balance as of 30 September 2012	52	897		363		61	503		1,876
Increase in provisions recognized in the income statement	14	2,120		256		3	24		2,417
Release of provisions recognized in the income statement	(5)	(35)		(38)		0	(9)		(87)
Provisions used in conformity with designated purpose	(9)	(1,532)	[6]	(61)		0	(33)		(1,635)
Capitalized reinstatement costs	0	0		0		0	(4)		(4)
Reclassifications	0	0		3		2	3		7
Foreign currency translation/unwind of discount	1	(19)		(12)		(1)	(8)		(38)
Balance as of 31 December 2012	53	1,432		511		64	476		2,536

1  Includes provisions for litigation resulting from security risks and transaction processing risks.    2  Includes litigation resulting from legal, liability and compliance risks.    3  Includes reinstatement costs for leasehold improvements of CHF 97 million as of 31 December 2012 (31 December 2011: CHF 109 million), provisions for onerous lease contracts of CHF 81 million as of 31 December 2012 (31 December 2011: CHF 106 million), provisions for employee benefits (including service anniversaries and sabbatical leave) of CHF 244 million as of 31 December 2012 (31 December 2011: CHF 227 million) and other items.    4  Reflects a reclassification to share premium of restructuring provisions related to share-based compensation.    5  Includes the release of provisions for Swiss long-service and sabbatical awards.    6  Represents amounts paid out for the intended purpose and amounts transferred to Other liabilities—Other, presented in “Note 15 Other assets and liabilities” for liabilities, which are no longer uncertain in timing or amount.

90

Financial information

Note 16  Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

    In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants.

1. Municipal bonds

In 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. Approximately USD 63 million of the regulatory settlement was made available to potential claimants through a settlement fund, the majority of which has been claimed, thereby reducing the total monetary amount at issue in the class actions for UBS.

2. Auction rate securities

In 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million. UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in (i) several putative class actions, which were thereafter dismissed by the court and/or settled, except for one antitrust class action which was dismissed by the court and remains pending on appeal; (ii) arbitration and litigation claims asserted by investors relating to ARS; and (iii) arbitration and litigation claims asserted by ARS issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several pending arbitration claims filed in 2012 and 2013 alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief. In November 2012, UBS settled a consequential damages claim brought by a former customer for USD 45 million.

91

Notes to the interim consolidated financial statements

Note 16  Provisions and contingent liabilities (continued)

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. In France, a criminal investigation into allegations of illicit cross-border activity has been initiated with the appointment of a “Juge d’instruction”. We have also received inquiries from German authorities concerning certain matters relating to our cross-border business. UBS is cooperating with these inquiries, requests and investigations within the limits of financial privacy obligations under Swiss and other applicable laws.

4. Matters related to the financial crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007, and UBS’s structuring and underwriting of certain CDOs during the first and second quarters of 2007. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigations. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the financial crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses, including one case in which plaintiffs claim losses of at least USD 331 million.

    Our balance sheet at 31 December 2012 reflected a provision with respect to matters described in this item 4 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In January 2013, plaintiffs’ motion to certify the case as a class action, which UBS opposed, was granted with respect to certain claims. UBS is filing for an appeal of that decision with the Second Circuit. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements. In 2011, UBSFS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and up to USD 8.25 million in restitution and interest to a limited number of investors in the US. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

6. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

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Securities Lawsuits Concerning Disclosures in RMBS Offering Documents: UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 44 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 11 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

These lawsuits include actions brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae), and the Federal Home Loan Mortgage Corporation (Freddie Mac and collectively with Fannie Mae, the GSEs), in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The court denied UBS’s motion to dismiss in May 2012, but we are awaiting a decision from the US Court of Appeals for the Second Circuit on an appeal with respect to two legal issues that were the subject of UBS’s motion to dismiss. The FHFA also filed suits in 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law.

In July 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The named plaintiff filed a notice of appeal in August 2012.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including Freddie Mac, of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 29 January 2013. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, made additional loan repurchase demands totaling approximately USD 182 million in original principal balance in November and December 2012, and it is not clear when or to what extent additional demands may be made by Assured Guaranty, Freddie Mac or others.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	through 29 January 2013	Total
Actual or agreed loan repurchases/make whole payments by UBS	11.7	1.4	0.1				13.2
Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators		77.4	1.8	45.0	141.7		265.9
Demands resolved in litigation	0.6	20.7					21.3
Demands in litigation			345.6	731.7	1,041.1		2,118.5
Demands rebutted by UBS but not yet rescinded by counterparty		3.2	1.8	290.0	243.8		538.7
Demands rescinded by counterparty	110.2	100.4	18.8	8.3			237.7
Demands in review by UBS		2.1	0.1	9.1	11.7	0.6	23.5
Total	122.5	205.1	368.2	1,084.1	1,438.3	0.6	3,218.8

1 Loans submitted by multiple counterparties are counted only once.

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Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Only a small number of our demands have been resolved, and we have not recognized any asset on our balance sheet in respect of the unresolved demands. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

    Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In February 2012, Assured Guaranty filed suit against UBS RESI in New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured in part by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million at the time of the filing of the complaint, as well as compensatory and consequential losses, fees, expenses and pre-judgment interest. The case was removed to federal court, and in August 2012, the Court granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of UBS RESI’s contractual repurchase obligations, holding that only the trustee for the securitization trust has the contractual right to enforce those obligations. The Court also granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for declaratory relief. The Court denied UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of representation and warranty and breach of the commitment letters. The case is now in discovery.

In October 2012, following the Court’s holding that only the trustee may assert claims seeking to enforce UBS RESI’s repurchase obligations, the RMBS trusts at issue in the Assured Guaranty litigation filed a related action in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty had previously demanded repurchase. UBS’s motion to dismiss the suit filed by the trusts is pending. With respect to the portion of the loans subject to the suits filed by Assured Guaranty and the trusts that were originated by institutions still in existence, UBS will seek to enforce its indemnity rights against those institutions.

In April 2012, Freddie Mac filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. Freddie Mac seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Our balance sheet at 31 December 2012 reflected a provision of USD 658 million with respect to matters described in this item 6. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, on 28 September 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers

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and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In March 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. Plaintiffs have appealed.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxem-bourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The BMIS Trustee has appealed the District Court’s decision. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007. In addition, in 2010 a criminal trial began against two current UBS employees and one former employee, together with employees from the three other banks, a former officer of Milan and a former adviser to Milan, for alleged fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. UBS Limited was also the subject (as were the three other banks) of an administrative charge, brought in the context of the criminal trial of the individuals, of failing to have in place a business organizational model to avoid the alleged misconduct by employees. In March 2012, UBS Limited and UBS Italia SIM Spa finalized a civil damages settlement agreement with Milan without any admission of liability. The settlement did not dispose of the ongoing criminal or administrative proceedings, nor did it dispose of a civil consumer group claim lodged in the criminal proceeding. On 19 December 2012 the Milan criminal court found UBS Limited liable for the administrative offense and convicted the three UBS employees (two current and one former) of fraud against a public entity. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million. Convictions have also been issued against some of the employees of the three other international banks and the banks themselves.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. Florence and Tuscany

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have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. In April 2012, UBS AG and UBS Limited settled the existing disputes with the Region of Tuscany without any admission of liability. In January 2013, the Tuscany criminal court dismissed without further consequence a related criminal investigation. In November 2012, UBS reached civil settlements with, respectively, the Regions of Lombardy and Lazio (the latter settlement is conditional upon Lazio making certain amendments to its pleading in ongoing litigation against third parties), again without any admission of liability. An in-principle agreement has also been reached with the City of Florence and is expected to be formalized shortly. Provisions have been booked in respect of these agreed or prospective settlements.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. In March 2012, a New York state appellate court dismissed HSH’s fraud claim and affirmed the trial court’s dismissal of its negligent misrepresentation claim and punitive damages demand. As a result, the claims remaining in the case were for breach of contract and breach of the implied covenant of good faith and fair dealing. HSH has sought permission to appeal the appellate court’s decision to the New York Court of Appeals.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemburg (LBBW), in relation to their respective swaps with KWL. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW respectively are defending against the claims and have also issued counterclaims. Additionally Depfa has added a claim against KWL to the proceedings against it and KWL has served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

In 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

12. Puerto Rico

In 2011, UBS Financial Services Inc. of Puerto Rico (UBS PR) and a large number of unrelated parties were named as defendants in a purported civil derivative action filed in Puerto Rico Superior Court. That case, in which the plaintiffs seek to bring claims on behalf of the Employee Retirement System of Puerto Rico, involves an allegation that defendants violated Puerto Rico law in connection with the issuance of billions of dollars of bonds underwritten by UBS PR and the investment of the proceeds of

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those bond issuances. UBS PR’s motion to dismiss that action is pending. Separately, in late 2012, an SEC administrative hearing on securities law violation charges against two UBS PR executives concluded, with a decision expected in the second quarter of 2013. The charges stemmed from the SEC’s investigation of UBS PR’s sale of closed-end funds in 2008 and 2009, which UBS PR settled in April 2012.

13. LIBOR and other benchmark rates

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the DOJ, the UK Financial Services Authority (FSA), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times. The UK Parliament is conducting an inquiry into “transparency, conflicts of interest and the culture and professional standards of the financial services industry including the interaction with the criminal law”, and a narrower review by the FSA that concerns the LIBOR process is also ongoing.

    In December 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS will pay a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement that UBS entered into with the DOJ (NPA) UBS has agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ has entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and the DOJ and UBSSJ have agreed to a sentence to be imposed on UBSSJ that would include a fine of USD 100 million, which is subject to the discretion of the sentencing court. The NPA requires UBS to pay the USD 500 million fine to DOJ within 10 days of the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing, which currently is scheduled for 15 March 2013, will be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading posi-

tions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR. We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect benchmark interest rate submissions. Investigations by other government authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

    In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

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A number of putative class actions and other actions are pending in federal courts in New York and California against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR and Euroyen TIBOR. As to US dollar LIBOR, there is a pending motion to dismiss consolidated amended complaints which were filed by certain parties. Several complaints pending in New York federal court are brought on behalf of consumers whose mortgage loans were linked to US dollar LIBOR. All of the complaints allege manipulation, through various means, of LIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, federal and state antitrust laws and the federal racketeering statute.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2012 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

14. SinoTech Energy Limited

Since 2011, multiple putative class action complaints have been filed and consolidated in federal court in Manhattan, against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of its initial public offering (IPO), and its underwriters, including UBS. The second amended complaint filed in June 2012 alleges, with respect to the underwriters, that the registration statement and prospectus filed in connection with SinoTech’s 2010 USD 168 million IPO of American Depositary Shares, of which UBS underwrote 70%, contained materially misleading statements and omissions, including allegations regarding the authenticity and accuracy of certain asset purchase contracts purportedly entered into between SinoTech and its vendors. Plaintiff asserts violations of the US federal securities laws and seeks unspecified compensatory damages, among other relief. UBS and several other defendants have reached an agreement to settle the lawsuit, which is subject to court approval.

15. Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. On appeal, the Swiss Supreme Court ruled on 30 October 2012 that distribution fees paid to UBS for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

On 26 November 2012, FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients in the context of the mailing of the year-end account statements.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests will be assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2012 reflected a provision with respect to matters described in this item 15 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess, particularly in view of the limited experience to date. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

16. Unauthorized trading incident

The trial in connection with the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011 concluded on 20 November 2012. The defendant was found guilty on two counts of fraud and not guilty on four counts of false accounting. On 26 November 2012, FINMA and the FSA announced the findings of their joint investigation. They also announced the actions they have taken, and the FSA imposed a fine of GBP 29.7 million on UBS.

    In October 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. The complaint alleges that UBS misrepresented, through its public statements and financial disclosures, that its risk controls and procedures were effective, and that the falsity of these repre-

98

Financial information

Note 16 Provisions and contingent liabilities (continued)

sentations became apparent when UBS disclosed the unauthorized trading incident in September 2011, a disclosure that purportedly caused UBS’s stock price to drop 10% in one day. The plaintiff seeks unspecified damages and interest, among other relief. UBS’s motion to dismiss the complaint is pending.

17. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately USD 1.2 billion, including interest and penalties. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts.

18. Greater Southwestern Funding

In June 2010, UBS was named as a defendant in a putative class action complaint brought in federal court in Oklahoma relating to its role as underwriter and seller in a bond offering of USD 182 million in zero coupon bonds originally issued in 1984 by Greater Southwestern Funding Corporation (GSF). The complaint alleges that GSF breached its contractual obligation to make payments on the bonds and is liable for the principal and interest due on the bonds, and that UBS is liable for GSF’s contract indebtedness under equitable theories, including a corporate “veil-piercing” claim. A class was certified in December 2011. UBS’s motion for summary judgment seeking dismissal of all claims against UBS is pending.

99

Notes to the interim consolidated financial statements

Note 17 Changes in organization

Net restructuring charges by business division and Corporate Center
	For the quarter ended		Year ended
CHF million	31.12.12	30.9.12	31.12.12	31.12.11
Wealth Management	17	(4)	26	82
Wealth Management Americas	2	1	(1)	10
Investment Bank	224	(16)	331	216
Global Asset Management	15	0	20	26
Retail & Corporate	1	0	3	32
Corporate Center	0	(3)	(8)	15
Total net restructuring charges	258	(22)	371	380
of which: personnel expenses	257	(18)	358	261
of which: general and administrative expenses	1	(4)	0	93
of which: depreciation and impairment of property and equipment	0	0	14	26

Net restructuring charges by personnel expense category
	For the quarter ended		Year ended
CHF million	31.12.12	30.9.12	31.12.12	31.12.11
Salaries and variable compensation	312	(14)	425	207
Contractors	0	0	0	0
Social security	(2)	(2)	(10)	20
Pension and other post-employment benefit plans	(52)	0	(56)	30
Wealth Management Americas: Financial advisor compensation	0	0	0	(1)
Other personnel expenses	(1)	(1)	(1)	6
Total restructuring charges: personnel expenses	257	(18)	358	261

Note 18 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	31.12.12	30.9.12	31.12.11	31.12.12	30.9.12	31.12.11	31.12.12	31.12.11
1 USD	0.92	0.94	0.94	0.92	0.95	0.91	0.93	0.88
1 EUR	1.21	1.21	1.21	1.21	1.20	1.22	1.20	1.23
1 GBP	1.49	1.52	1.46	1.50	1.53	1.45	1.49	1.45
100 JPY	1.05	1.21	1.22	1.07	1.22	1.18	1.12	1.11

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

100

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

101

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank)

The supplementary information for UBS AG (Parent Bank) in the fourth quarter 2012 report is comprised of capital information for UBS AG (Parent Bank). Audited financial statements for UBS AG (Parent Bank) will be included in UBS’s Annual Report 2012.

BIS Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	31.12.12	30.9.12	31.12.11
BIS core tier 1 capital	33,854	35,394	35,626
BIS tier 1 capital	33,854	35,394	35,626
BIS total capital	38,173	39,329	37,736
BIS core tier 1 capital ratio (%)	14.9	15.0	14.2
BIS tier 1 capital ratio (%)	14.9	15.0	14.2
BIS total capital ratio (%)	16.8	16.7	15.0
BIS risk-weighted assets	227,287	235,796	250,908

FINMA Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	31.12.12	30.9.12	31.12.11
FINMA core tier 1 capital	33,854	35,394	35,626
FINMA tier 1 capital	33,854	35,394	35,626
FINMA total capital	38,173	39,329	37,736
FINMA core tier 1 capital ratio (%)	13.7	13.9	13.2
FINMA tier 1 capital ratio (%)	13.7	13.9	13.2
FINMA total capital ratio (%)	15.5	15.4	14.0
FINMA risk-weighted assets[1]	246,574	255,140	269,211

1   Risk-weighted assets for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the BIS Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk.

102

Financial information

UBS Limited

Income statement UBS Limited

	For the quarter ended		% change from	Year ended
GBP million	31.12.12	30.9.12	3Q12	31.12.12	31.12.11
Interest income	96	118	(19)	514	1,151
Interest expense	(97)	(120)	(19)	(521)	(1,163)
Net interest income	(2)	(2)	0	(8)	(12)
Net fee and commission income	(2)	(2)	0	(6)	(6)
Net trading income	3	4	(25)	13	31
Other income	117	54	117	286	226
Total operating income	117	55	113	286	239
Total operating expenses	(52)	(49)	6	(201)	(214)
Operating profit before tax	65	6	983	84	25
Tax expense/(benefit)	2	2	0	6	7
Net profit	64	5		78	18

Statement of comprehensive income UBS Limited

	For the quarter ended		Year ended
GBP million	31.12.12	30.9.12	31.12.12	31.12.11
Net profit	64	5	78	18

Other comprehensive income
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(25)	(1)	(20)	21
Total other comprehensive income	(25)	(1)	(20)	21
Total comprehensive income	40	4	58	40

103

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Balance sheet UBS Limited

				% change from
GBP million	31.12.12	30.9.12	31.12.11	30.9.12	31.12.11

Assets
Due from banks	10,872	11,962	11,876	(9)	(8)
Cash collateral on securities borrowed and reverse repurchase agreements	26,832	36,934	45,562	(27)	(41)
Trading portfolio assets	1,131	1,127	822	0	38
Positive replacement values	85,181	90,790	98,984	(6)	(14)
Cash collateral receivables on derivative instruments	17,709	17,579	16,631	1	6
Loans	318	406	501	(22)	(37)
Other assets	4,006	4,333	3,556	(8)	13
Total assets	146,048	163,130	177,931	(10)	(18)

Liabilities
Due to banks	6,195	6,725	7,919	(8)	(22)
Cash collateral on securities lent and repurchase agreements	25,930	35,970	43,859	(28)	(41)
Trading portfolio liabilities	974	992	880	(2)	11
Negative replacement values	85,181	90,795	98,985	(6)	(14)
Cash collateral payables on derivative instruments	22,946	23,732	22,217	(3)	3
Due to customers	674	494	441	36	53
Other liabilities	1,157	1,471	1,280	(21)	(10)
Total liabilities	143,057	160,179	175,580	(11)	(19)

Equity
Share capital	194	194	154	0	26
Share premium	2,656	2,656	2,096	0	27
Retained earnings	138	74	77	86	78
Cumulative net income recognized directly in equity, net of tax	3	28	24	(89)	(87)
Total equity	2,990	2,951	2,351	1	27
Total liabilities and equity	146,048	163,130	177,931	(10)	(18)

104

Financial information

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Limited’s ultimate parent is UBS AG (Switzerland).

In preparing the interim financial information, the same accounting principles and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2011 of UBS Limited. Copies of the Report and Financial Statements of

UBS Limited can be obtained from the Registrar of Companies for England and Wales. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position and results of operations.

This interim financial information is not presented in full compliance with IAS 34 Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

Capital information UBS Limited1

		Basel 2.5
GBP million, except where indicated	31.12.12	30.9.12	31.12.11
Core tier 1 capital	2,908	2,908	2,326
Tier 1 capital	2,908	2,908	2,326
Total capital	2,910	2,931	2,349
Risk-weighted assets	3,771	4,187	3,972
Core tier 1 capital ratio (%)	77.1	69.5	58.6
Tier 1 capital ratio (%)	77.1	69.5	58.6
Total capital ratio (%)	77.2	70.0	59.2

1   In accordance with UK Financial Services Authority regulations.

105

Appendix

UBS shares

UBS shares and market capitalization

	As of			% change from
	31.12.12	30.9.12	31.12.11	30.9.12	31.12.11
Share price (CHF)	14.27	11.45	11.18	25	28
Market capitalization (CHF million)[1]	54,729	43,894	42,843	25	28

1  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end. Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

106

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

107

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in effecting its announced strategic plans and related organizational changes, in particular its plans to transform its Investment Bank, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (6) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including those that may arise from the ongoing investigations relating to the setting of LIBOR and other reference rates, from market events and losses incurred by clients and counterparties during the financial crisis of 2007 to 2009, and from the unauthorized trading incident announced in September 2011; (7) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including compensation practices; (9) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (13) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/S/ SERGIO ERMOTTI
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/S/ TOM NARATIL
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: February 5, 2013